Life-changers work here.

Annual Report 2013


13003407


CareFusion

Changing lives for the better isn't just our job. It's a responsibility. And a privilege. At CareFusion, we combine life-changing technology and life-changing customer service to support hospitals in their missions to save lives and improve health. It's a sense of purpose to help hospitals improve safety and quality, while reducing costs. We didn't just choose a profession. At CareFusion, we chose to be Life-changers.

CareFusion Life-changers pictured on the cover from left to right are Gian Mario DiGennaro, Jennifer Jones, Bob Butterfield, Karen Rathbun, Crystal Nowakowski, Ethan Rudolph, Katrin Schoettler, Paul Gast, Guy Eldredge, Angelica Lopez, Eric Vernon and Jill Rittorno.

Dear Shareholders, Customers and Employees:

As I reflect on my second fiscal year with CareFusion, I am proud of the progress our teams have made, and I'm encouraged by the opportunities that lie ahead. We have simplified the company and created a stronger foundation, enabling our nearly 15,000 employees—who we call Life-changers—to be less internally focused than at any time since our spinoff. Our collective efforts are more squarely focused on creating a better company and delivering value to our shareholders as we fulfill our vision to improve the safety and lower the cost of healthcare for generations to come.

Last year, we laid out a three-year strategic plan to grow adjusted earnings per share[†] by 12 to 14 percent on a compound annual basis through fiscal 2015, even though our markets are projected to be flat or grow in the low-single digits over the same timeframe. We intend to achieve this target through organic growth that outpaces the market, leveraging our strong cash position for acquisitions and repurchasing shares and continued simplification initiatives to make CareFusion a more efficient company.

Fiscal 2013 saw substantial progress in all of these areas. We reduced adjusted operating expenses[†], with double-digit percentage reductions in corporate overhead expense for the second year in a row. We were able to reduce overall spending, even with a 17 percent increase in our R&D investment. This discipline helped drive a 170 basis-point expansion in adjusted operating margins[†] to end the year at 20.8 percent. Our margin expansion efforts resulted in a 9 percent increase in adjusted earnings per share[†] during a negative revenue growth period because of the difficult capital market environment for hospitals.

As part of our commitment to deploy capital, we completed our first $500 million share repurchase program in company history, and we recently announced a new, two-year share repurchase authorization for $750 million. In addition to share repurchases, we acquired Intermed, a Brazilian ventilator manufacturer, and Angus Medical, a Canadian distributor of infusion specialty disposables, to expand our reach and scale outside of the U.S. We also have announced a definitive agreement to acquire Sendal, a Spanish infusion specialty disposables business that primarily serves western Europe and brings manufacturing capabilities in China. Our fiscal 2013 operating cash flow from continuing operations of $613 million exceeded our expectations and highlights the ability of our businesses to generate strong cash flow, which helps fund our capital deployment initiatives.

Medical Systems segment revenue for fiscal 2013 decreased 5 percent to $2.33 billion, reflecting a difficult capital environment for hospitals and unique factors in our business that we expect will reverse in fiscal 2014. Even with the revenue headwind, our adjusted segment profit[†] increased 2 percent to $521 million, driven by strong margin improvement. Medical Systems closed out the year with excellent momentum in committed contracts for our Infusion Systems and Dispensing Technologies business lines, which will have a positive effect on fiscal 2014 results.

Our Procedural Solutions segment delivered extremely positive results in fiscal 2013, after a rebuilding year in fiscal 2012. Revenue increased 5 percent from the prior year to $1.22 billion. The increase was driven by growth across all business lines, particularly in our clinically differentiated products. Adjusted segment profit[†] grew 25 percent to $218 million from increased sales and margin expansion.

Through our focus on expanding both gross and operating margins, adjusted operating income[†] rose 8 percent to $739 million. Adjusted income from continuing operations[†] increased 8 percent from the prior year to $475 million, or $2.12 per diluted share.

As we move into fiscal 2014, our strategy will not change. Hospitals in the U.S. continue to consolidate and are focused on taking costs out of their operations and maximizing reimbursement. We see a similar dynamic outside the U.S. where economies are constrained and governments are looking to reduce the healthcare line item in their budgets. Healthcare technologies are being evaluated on their ability to create economic value for hospitals without sacrificing quality and outcomes. This is nothing new to us. In fact, we welcome the opportunity to prove how CareFusion solutions can help hospitals improve quality and lower the cost of healthcare. That is what Life-changers do.

The momentum that our teams have created in both segments puts us in a strong position, and I am encouraged by what I see. Procedural Solutions is well positioned to continue its growth trajectory across all business lines, driven by the clinical differentiation in its portfolio. The strength in our committed contracts during the fourth quarter of fiscal 2013 gives us visibility to a much stronger fiscal 2014 for Medical Systems, particularly as we ramp capital installations in the back half of the fiscal year.

Our margin expansion efforts have come a long way since the 12 percent to 13 percent operating margins we had at the time of the spinoff in 2009, but we aren't done yet. We will continue to simplify the business to make CareFusion a more efficient company, and we remain focused on the goal we set to exit fiscal 2014 with adjusted operating margins† of at least 21.5 percent.

Capital deployment will be a key focus area during fiscal 2014. We are eager to balance the share repurchase side of our capital deployment plan with accretive M&A. We continue to evaluate an active M&A pipeline that includes a healthy number of companies and technologies for which we would be a better owner. We are primarily interested in companies that improve our scale geographically for our Procedural Solutions segment or that provide additional software to enhance the value of our capital products in the Medical Systems segment. We continue to evaluate a number of tuck-in acquisition targets and a smaller number of larger opportunities. After two years of strengthening our foundation and simplifying our internal complexity, we are now in a good place to manage a larger integration effort. That being said, we will remain disciplined. Our discipline has served us well, and we do not intend to waver from this approach.

We are on a transformative journey. We will continue to face bumps along the way, but we have a team in place with two or more fiscal years under their belts together—and time-in-seat matters. Our brand is also strengthening, and is now among a handful of the most recognized and valuable medical technology companies in our industry. We are executing well and have plenty of opportunities to grow under our vision to improve the safety and cost of healthcare for generations to come.

We thank you for investing in our company, and I want to thank all the employees at CareFusion—our Life-changers—for their hard work and dedication to serving our customers and creating a more valuable c ompany for our shareholders.

Sincerely,

Kieran T. Gallahue
Chairman and Chief Executive Officer



GAAP Reconciliations

(in millions, except per share amounts)	GAAP	Nonrecurring items	Adjusted[A]
		Fiscal 2013	
Revenue	$3,550	-	$3,550
Operating income	$619	$120	$739
Operating expenses[B]	$1,231	($120)	$1,111
Operating margin[C]	17.4%	3.4%	20.8%
Segment profit—Medical Systems	$471	$50	$521
Segment profit—Procedural Solutions	$189	$29	$218
Income from continuing operations[D]	$389	$86	$475
Diluted EPS from continuing operations	$1.74	$0.38	$2.12
Diluted shares outstanding	224.0	-	224.0
		Fiscal 2012	
Revenue	$3,598	-	$3,598
Operating income	$574	$113	$687
Operating expenses[B]	$1,230	($113)	$1,117
Operating margin[C]	16.0%	3.1%	19.1%
Segment profit—Medical Systems	$439	$74	$513
Segment profit—Procedural Solutions	$135	$39	$174
Income from continuing operations[D]	$361	$80	$441
Diluted EPS from continuing operations	$1.60	$0.35	$1.95
Diluted shares outstanding	226.0	-	226.0

A. Adjusted financial information reflects GAAP results adjusted on a non-GAAP basis to exclude nonrecurring items. The nonrecurring items in the table above include amortization of acquired intangibles, nonrecurring items related to restructuring and acquisition integration charges, reserve for expected government settlement, and items related to the spinoff. Additionally, in the case of income from continuing operations and diluted EPS from continuing operations, nonrecurring items also include tax items.

B. Operating expenses consist of selling, general and administrative, research and development, restructuring and acquisition integration expenses, and the reserve for expected government settlement.

C. Operating margin reflects operating income divided by revenue.

D. Income from continuing operations is presented net of tax effect.

References and endnotes

† Adjusted operating income, adjusted operating expenses, adjusted operating margin, adjusted segment profit, adjusted income from continuing operations and adjusted diluted earnings per share from continuing operations are non-GAAP financial measures. See reconciliations above.

Note: A full GAAP to non-GAAP reconciliation can be found in our earnings release that reported results for the quarter and fiscal year ended June 30, 2013, which was furnished to the United States Securities and Exchange Commission on our Current Report on Form 8-K on August 8, 2013, and is posted on our website at www.carefusion.com under the Investors tab. The Form 8-K also includes a discussion of the reasons why management believes that the presentation of non-GAAP financial measures provides useful information to investors regarding our financial condition and results of operations.

Senior leadership

Kieran Gallahue
Chairman and
Chief Executive Officer

Jim Hinrichs
Chief Financial Officer

Don Abbey
Executive Vice President
Quality, Regulatory and
Medical Affairs

Scott Bostick
Senior Vice President
Americas Commercial Operations

Ron Frisbie
Executive Vice President
Global Operations

Vivek Jain
President
Procedural Solutions

Gordon LaFortune
Executive Vice President
EMEA/ANZ Commercial Operations

Tom Leonard
President
Medical Systems

Roger Marchetti
Executive Vice President
Human Resources

Jim Mazzola
Senior Vice President
Global Marketing and Communication

Michael Meyerhoff
Vice President
Asia Commercial Operations

Dr. Carlos M. Nunez
Chief Medical Officer

Joan Stafslien
Executive Vice President
General Counsel,
Chief Compliance Officer
and Secretary

Michael Zill
Executive Vice President
Chief Information Officer

Board of Directors

Philip L. Francis (A, G)
Former CEO
PetSmart, Inc.

Robert F. Friel (H)
Chairman and CEO
PerkinElmer, Inc.

Jacqueline B. Kosecoff, PhD (A)
Managing Partner
Moriah Partners, LLC

J. Michael Losh (A)
Former Chief Financial Officer
Cardinal Health, Inc. and
General Motors Corporation

Gregory T. Lucier (H)
Chairman and CEO
Life Technologies Corporation

Dr. Edward D. Miller (G)
Former CEO, Johns Hopkins Medicine

Michael D. O'Halleran (H)
Senior Executive Vice President
Aon PLC

Kieran Gallahue
Chairman and CEO
CareFusion Corporation

Robert P. Wayman (A, G)
Former Chief Financial Officer
Hewlett-Packard Company

A: Audit Committee member
H: Human Resources and Compensation Committee member
G: Governance and Compliance Committee member


CareFusion



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-34273


CareFusion

CareFusion Corporation
(Exact name of Registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**26-4123274** **(I.R.S. Employer Identification No.)**

3750 Torrey View Court
San Diego, CA 92130
(Address of principal executive offices, including zip code)

Telephone: (858) 617-2000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Stock, par value $0.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting common stock held by non-affiliates based on the closing stock price on December 31, 2012, was $6,343,546,665. For purposes of this computation only, all executive officers and directors have been deemed affiliates.

The number of outstanding shares of the registrant's common stock, as of August 1, 2013 was 214,376,904.

Documents Incorporated by Reference:

Portions of the registrant's Proxy Statement to be filed for its 2013 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

Important Information Regarding Forward-Looking Statements

Portions of this Annual Report on Form 10-K (including information incorporated by reference) include "forward-looking statements" based on our current beliefs, expectations and projections regarding our business strategies, market potential, future financial performance, industry and other matters. This includes, in particular, "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K as well as other portions of this Annual Report on Form 10-K. The words "believe," "expect," "anticipate," "project," "could," "would," and similar expressions, among others, generally identify "forward-looking statements", which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated, or implied in the forward-looking statements. The most significant of these risks, uncertainties and other factors are described in "Item 1A — Risk Factors" of this Annual Report on Form 10-K. Except to the limited extent required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. BUSINESS

Overview

We are a global medical technology company with proven and industry-leading products and services designed to measurably improve the safety, quality, efficiency and cost of healthcare. Our offerings include established brands used in hospitals throughout the United States and approximately 130 countries worldwide.

We offer a comprehensive portfolio of products in the areas of medication management, infection prevention, operating room ("OR") effectiveness, respiratory care and surveillance and analytics. Our primary product brands include:

- Alaris intravenous ("IV") infusion systems;
- Pyxis automated medication dispensing and supply management systems;
- AVEA, Vela and LTV Series respiratory ventilators;
- ChloraPrep skin antiseptic products;
- MaxGuard, MaxPlus and SmartSite needle-free IV infusion disposable sets and accessories;
- V. Mueller and Snowden-Pencer open surgical and laparoscopic instrumentation;
- Air*Life* nebulizers, ventilator circuits and other disposables used for providing respiratory therapy;
- Jaeger and SensorMedics cardiopulmonary diagnostic equipment; and
- MedMined software and surveillance services.

For the fiscal years ended June 30, 2013 and 2012, we generated revenue of $3.55 billion and $3.60 billion, respectively, and income from continuing operations of $389 million and $361 million, respectively. Approximately 22% of our fiscal year 2013 revenue was from customers outside of the United States.

Our Strengths

We possess a number of competitive advantages that distinguish us from our competitors, including:

Scale and focus. We are one of the largest medical technology companies in the world, with long-standing customer relationships, a global presence, and a focus on helping clinicians improve patient safety and reduce overall treatment costs. Mitigating the impact of medical errors and healthcare associated infections ("HAIs") on patient safety and treatment costs is among the top priorities for hospitals, regulators and payers in the United States and increasingly, worldwide. At the same time, hospitals and healthcare facilities are seeking to improve efficiencies and reduce costs through increased workforce productivity and better medication and supply chain management. We believe that our products and services are well-positioned to help hospitals and healthcare facilities address these global priorities.

Technology leadership and innovation. We have a long history of innovation and developing products and services that enable our customers to deliver safer and more cost-effective patient care. We pioneered the concept of a "smart" infusion pump that alerts the clinician when a parameter is outside the institution's pre-established limitations for that medication. We created the market for medication dispensing machines that automate the management of medications from the pharmacy to the nursing unit. We were the first to integrate automated supply dispensing systems with clinical information systems that enable clinicians to chart, charge and reorder supplies. We have integrated our products with numerous other information systems within the hospital, including financial and business systems that support patient admissions, discharges and transfers, operational systems that include inventory management and clinical systems that include pharmacy information and electronic medical records. We believe that our strong heritage of technology leadership and innovation provides us with a solid foundation for the continued development of safe and cost-effective products and services that will enable us to continue to grow our revenue.

Industry expertise. We employ a wide range of experienced clinical professionals, including doctors, nurses and pharmacists, who have a detailed understanding of how providers use our products and the current state of clinical practice, including best practices for medication management, infection prevention and respiratory care. These experts enable us to develop innovative and industry-leading products and services because of their in-depth understanding of the medical and clinical protocols for our products.

Focus on customer service. As of June 30, 2013, we employed more than 700 sales people in the United States and over 1,400 field, clinical, and technical service personnel. We work with our customers to optimize their workflow as we meet their equipment needs, allowing them to deliver high levels of patient care and reduce operating costs. We also provide on-site clinical and technical support, product effectiveness tracking and customer training to provide the support necessary to help drive medication safety.

Strategy

We seek to grow our business by, among other things:

Focusing on healthcare safety and productivity. Productivity and safety are rapidly becoming the standards by which healthcare providers are measured and compensated. We intend to continue to expand our product portfolio with additional and enhanced products that address global priorities of quality, patient safety, and cost efficiency in the areas of medication management, infection prevention, OR effectiveness, respiratory care, and surveillance and analytics.

Focusing on innovative and proven products. With hospitals and other healthcare providers increasingly adopting outcome-based standards as a key part of their decision-making processes, we intend to offer additional and enhanced products that demonstrate clinical differentiation and compelling economic benefits. We intend to increase our investment in research and development to bring to market products that make it easy for providers to follow evidence-based protocols in patient care. We have new and enhanced products at various stages of development in our innovation pipeline, including a number of products that are expected to be launched in the next few years.

Accelerating global growth. Our industry-leading positions in the United States markets in which we currently operate provide us with a platform for accelerated growth globally. Because our products and technologies have similar applications around the world, we are focused on expanding our operations in select developed and emerging markets outside the United States. We are investing in expanding our research and development capabilities to better tailor our products and technologies to the needs of international markets with practices different than the United States.

Pursuing strategic opportunities. We intend to continue to explore organic growth, strategic alliances and acquisition opportunities that enable us to address our customers' key concerns and global healthcare priorities. We intend to selectively pursue strategic opportunities that give us access to innovative technologies, complementary products or new markets, yet remain consistent with our focus on healthcare safety and productivity. Our business strategy also involves assessing our portfolio of products with a view of divesting non-core product lines that do not align with our objectives.

History of our Business

We were incorporated in Delaware on January 14, 2009 for the purpose of holding the clinical and medical products businesses of Cardinal Health, Inc. ("Cardinal Health") in anticipation of spinning off from Cardinal Health. We completed the spinoff from Cardinal Health on August 31, 2009. Our business was formed principally through a series of acquisitions by Cardinal Health of established healthcare companies, including the acquisition in 2007 of VIASYS Healthcare Inc. ("Viasys"), a developer of respiratory care systems, and the acquisition in 2008 of the assets of Enturia, Inc. ("Enturia"), a manufacturer of skin-antiseptic products. Since the spinoff, we have taken steps to expand and refine our product offerings, including through the acquisitions and divestitures described below.

Acquisitions:

Date	Business
May 2010	Medegen, a manufacturer of clinically differentiated IV needleless access valves and administration sets, including our MaxGuard and MaxPlus products
April 2011	Vestara, a developer of technology solutions that enable the safe, efficient disposal and tracking of environmentally sensitive pharmaceutical waste
August 2011	Rowa, a German based company specializing in robotic medication storage and retrieval systems for retail and hospital pharmacies
April 2012	PHACTS, a technology and consulting company that helps hospital pharmacies better manage inventory, reduce pharmaceutical costs, and streamline operations
June 2012	UK Medical Holdings, a leading distributor of specialized medical products to the National Health Service and private healthcare sector in the United Kingdom
November 2012	Intermed, a leading respiratory technologies company based in Brazil

Divestitures:

Date	Business
October 2009	Audiology, a manufacturer and marketer of hearing diagnostic equipment
May 2010	Research Services, a clinical trial service provider to pharmaceutical firms
March 2011	OnSite Services, a surgical instrument management and repair service provider
April 2011	International Surgical Products, a distributor of medical supplies and surgical products outside the United States
July 2012	Nicolet, a manufacturer of neurodiagnostic monitoring equipment

The results of our Audiology business, our International Surgical Products business, and our Nicolet business are reflected in discontinued operations in the financial information included throughout this Annual Report on Form 10-K.

Business Segments

Leading up to our spinoff from Cardinal Health, we organized our businesses into two reportable segments: Critical Care Technologies and Medical Technologies and Services. During the quarter ended September 30, 2011, we realigned our businesses into two new global operating and reportable segments, Medical Systems and Procedural Solutions, in order to reduce complexity, provide clearer governance for our investments and make it easier for our customers to do business with us. Additionally, during the quarter ended September 30, 2012, we combined our respiratory diagnostics products with the Respiratory Technologies business line within the Medical Systems segment. Our respiratory diagnostics products had previously been reported within the Procedural Solutions segment as "Other." Our historical financial information for all periods presented have been reclassified to reflect these changes to our operating and reportable segments. See note 16 to the audited consolidated financial statements for certain segment financial data relating to our business.

The following business discussion is based on our two segments as they were structured for fiscal year 2013.

Medical Systems Segment

The Medical Systems segment is organized around our medical equipment business lines. In our Medical Systems segment, we develop, manufacture and market capital equipment and related supplies for medication management, which includes our infusion and medication dispensing technologies, supply dispensing technologies and respiratory technologies. Our products are designed to enable healthcare professionals to improve patient safety by reducing medication errors and improving administrative controls, while simultaneously improving workflow and increasing operational efficiency. We sell these products primarily through our direct sales force, but use third-party distributors as well, particularly outside the United States. Many of our products in this segment are integrated with other information systems within the hospital, including financial and business systems that support patient admissions, discharges and transfers, operational systems that include inventory management and clinical systems that include pharmacy information and electronic medical records.

We offer comprehensive value-added services and programs, software and clinical education which are designed to enhance our customers' utilization of our medical equipment products. Our project management, field service organization and customer call centers support our customers before, during and after product installation. Our project management teams assist customers with the development of project implementation plans which are designed to ensure rapid, seamless implementation of our products. Our field service organization provides on-site expertise to resolve customers' service issues. Our customer call centers provide additional support to our customers. We also maintain a remote access system to help us quickly diagnose and rapidly resolve customers' service issues.

The following chart presents the Medical Systems segment's key business lines and core products:

Business Line	Core Products
Infusion Systems	IV medication safety and infusion therapy delivery systems, including dedicated disposables, software applications and related patient monitoring equipment (sold primarily under the Alaris brand)
Dispensing Technologies	Automated dispensing machines and related applications for distributing and managing medication and medical supplies (sold primarily under the Pyxis and Rowa brands)
Respiratory Technologies	Respiratory ventilation equipment and dedicated circuits used during respiratory therapy, as well as equipment for respiratory diagnostics (sold primarily under the AVEA, Vela, and LTV Series brands)

In addition, our Medical Systems segment includes our MedMined business, which develops data mining surveillance software to help hospitals identify adverse drug events and HAIs.

Infusion Systems

We are a leader in the design, development and marketing of IV infusion systems that deliver medications and other fluids directly into a patient's veins in precise, measured quantities over a wide range of infusion rates. We have the largest installed base of large volume infusion pumps (a key component of the infusion system) in the United States. We sell infusion products primarily to hospitals, ambulatory surgical centers and transport services.

Our Alaris System, sold primarily in the United States, is a sophisticated smart pump system that enables simultaneous IV medication and fluid administration from multiple infusion delivery modules, such as syringe pumps, large volume pumps, and patient controlled analgesia pumps, while at the same time monitoring vital signs such as respiratory activity and blood oxygen levels. The Alaris System utilizes our proprietary Guardrails software application that alerts a clinician when an infusion parameter is outside the institution's pre-established limitations (known as a "data set") for that medication, thereby helping hospitals reduce IV medication administration errors. Using a centralized server, data sets and continuous quality improvement ("CQI") data from the Alaris System can be managed wirelessly. CQI data is then evaluated by clinicians and used to determine best practices and refine the data sets. In addition, data from the Alaris System may be transmitted to other hospital information systems, including electronic medication administration records, pharmacy information systems, alarms, management applications and documentation systems.

In North America, each of our current large volume infusion pumps uses only dedicated disposable administration sets designed and manufactured by or for us for that particular pump. Accordingly, when we sell a large volume infusion pump to a customer, the sale results in a long-term revenue stream associated with the dedicated disposables. It also establishes a long-term relationship with the customer that we believe provides an opportunity to sell additional products and services, including our clinically differentiated non-dedicated IV sets and accessories, which comprise part of our Infection Prevention business line of our Procedural Solutions segment.

The international infusion systems market is more regionalized and fragmented than the United States market, and in many cases have different clinical practices than in the United States. We have developed infusion products tailored to meet the different needs of certain of these markets. As regions become more aware of the importance of patient safety, we expect the demand for more sophisticated products, like the Alaris System, will increase as it has in the United States. Our infusion systems have an established presence in countries with a focus on patient safety, such as the United Kingdom and Australia.

Dispensing Technologies

We are the leading provider of point-of-care systems that automate the dispensing of medications and supplies in hospitals and other healthcare facilities in the United States. We sell our dispensing products primarily to hospitals and other healthcare facilities including oncology clinics, ambulatory surgical centers, long-term care facilities and physician offices.

Internationally, standards for clinical and pharmacy practice, the prevalence of clinical information systems and regulatory and reimbursement policies tend to vary by country and region. For that reason, the international market for our current medication and supply dispensing products is in an early stage of development and one which we consider a long-term growth opportunity. In August 2011, we acquired Rowa, a German based company whose robotic medication storage and retrieval systems are designed to address elements of pharmacy operations requirements which are common outside of the United States.

The complexity of the medication dispensing process is a significant contributor to hospital inefficiencies. In 1989, we championed the concept of decentralized medication management — where medications are securely maintained and accessed at the nurse's unit — and became the first to introduce automated dispensing products to the market. Our dispensing technologies products are designed to help healthcare professionals reduce medication errors, enhance administrative controls, improve clinician workflow, increase operational efficiency and improve billing accuracy. In addition, our products enable healthcare professionals to provide safer patient care by helping to ensure that the right medications are delivered in the right doses via the right routes to the right patients at the right times.

Our Pyxis medication management products automate the management of medications from the pharmacy to the nursing unit and integrate with other operational and information systems within the hospital. Other Pyxis products that are focused on medication management include the Pyxis Anesthesia System for medication dispensing in the OR, the Pyxis Connect physician order management system which streamlines the physician order process, decreases order turnaround time and reduces transcription errors, and the Pyxis EcoStation system, which can help hospitals identify, classify and segregate pharmaceutical waste and facilitate tracking and regulatory control reporting requirements. Our product offering also includes PHACTS pharmacy inventory management software which helps hospital pharmacies better manage inventory, reduce pharmaceutical costs, and streamline operations. In addition, we have other product offerings that are designed to help secure, track and replenish supplies of controlled substances and help ensure the accuracy of medication orders filled in the pharmacy and delivered to the Pyxis MedStation system.

In addition to medication dispensing, we also offer a comprehensive portfolio of medical supply management systems at the point of use, including the Pyxis SupplyStation system and the Pyxis ProcedureStation system, which are supply dispensing systems with controlled access and radio-frequency features that deliver custom solutions tailored to meet the needs of each customer. We also offer wireless handheld technology that supports both our infusion and dispensing businesses. Our positive patient identification applications for bedside verification are critical enablers of our integrated medication management and patient safety capabilities. We believe these technologies can also help healthcare providers improve patient charting and review.

To help provide financial flexibility to our customers, we offer them the opportunity to lease our dispensing products. We provide the financing for the majority of our customers under our leasing program rather than relying on third-party providers of credit.

Respiratory Technologies

We develop, manufacture, market and service mechanical ventilators and associated proprietary consumables for patients with respiratory disorders. Patients with a need for respiratory support are among the highest cost, highest risk, largest and fastest-growing hospital populations. We offer an extensive line of industry-leading mechanical ventilators marketed globally that treat respiratory insufficiency. These products are used in a variety of settings, from intensive care units to transport and homecare. Our respiratory care products are sold worldwide to a variety of customers including hospitals, sub-acute care facilities, homecare and transport providers.

Our AVEA ventilator system is a versatile neonatal, pediatric and adult critical care ventilator used in providing respiratory therapy in acute care settings. Our VELA ventilator offers a comprehensive range of modalities for pediatric and adult patients requiring either invasive or non-invasive ventilator support in both acute and alternate care settings. Our LTV Series ventilators provide portable invasive and non-invasive ventilation, and are used worldwide in a variety of care settings. Based on their compact size and versatility, LTV Series ventilators are used in critical care, emergency departments, long term care and home care, as well as emergency transport and military applications. In November 2012, we acquired Intermed, a Brazil based company that designs, manufactures and markets a variety of ventilators and respiratory care devices for infant, pediatric and adult patients that are used in hospitals in Brazil and across Latin America. Several of our ventilator systems, including the LTV Series ventilators, use only dedicated disposable ventilator circuits in the provision of respiratory therapy. Accordingly, when we sell an LTV Series ventilator, the sale results in a long-term revenue stream associated with the dedicated disposables.

We also manufacture and market specialty ventilators such as High Frequency Oscillatory Ventilators ("HFOV") and SiPAP. Our HFOVs are designed to provide superior pulmonary gas exchange, while protecting the patient's lungs from damage that may be caused by the cyclic expansion and contraction characteristic of conventional mechanical ventilation. Our HFOV products are primarily used to treat children and premature infants who suffer from acute respiratory failure and adults who suffer from acute lung injury. SiPAP is a unique form of non-invasive support for infants, which has been shown to lower work of breathing and reduce the need for more costly invasive forms of support.

Our customers face increasing pressure to manage costs and outcomes. To meet these challenges, we developed an innovative "system" approach to respiratory care by leveraging the experience gained by our infusion and dispensing businesses related to medical device interoperability. We now offer the CareFusion Ventilation System, which enables customers to access actionable information to support respiratory care and help them to improve clinical and operational outcomes. This system approach also enables a new level of interoperability with hospital electronic medical record applications. The system includes a handheld, positive patient ID application that automates the collection of ventilator documentation data at the point of care and wirelessly transmits it to the hospital electronic medical record system.

In addition, our Respiratory Technologies business line includes our respiratory diagnostics products, which includes pulmonary function testing equipment, metabolic and stress testing equipment, spirometers and other equipment sold under our Jaeger, SensorMedics and other brands.

Procedural Solutions Segment

The Procedural Solutions segment is organized around our disposable products and reusable surgical instruments business lines. In our Procedural Solutions segment, we develop, manufacture and market single-use skin antiseptic and other patient-preparation products, non-dedicated IV infusion administration sets and accessories, reusable surgical instruments and non-dedicated ventilator circuits and other disposables used for providing respiratory therapy. The majority of products in this segment are used in the operating room, interventional suites, and in the critical care departments of hospitals. We sell these products and services through a combination of direct sales representatives and third-party distributors.

The following chart presents the Procedural Solutions segment's key business lines and core products:

Business Line	Core Products
Infection Prevention	Single-use skin antiseptic (sold under the ChloraPrep brand) and other patient-preparation, hair-removal and skin-care products and non-dedicated disposable IV infusion administration sets and accessories (sold under the MaxPlus, MaxGuard and SmartSite brands)
Medical Specialties	Surgical instruments (sold under the V. Mueller and Snowden-Pencer brands), interventional specialty products, such as diagnostic trays and biopsy needles, drainage catheters and vertebral augmentation products
Specialty Disposables	Non-dedicated disposable ventilator circuits and oxygen masks used for providing respiratory therapy (sold under the Air*Life* brand)

Infection Prevention

Our Infection Prevention business line consists mainly of single-use medical products used in surgical and vascular access procedures, including skin preparation products and disposable IV infusion administration sets and accessories.

Our key skin preparation product is our line of ChloraPrep sterile single-use applicators, which are used by hospitals and surgery centers as a skin antiseptic before surgical procedures or before injections. ChloraPrep products use a 2.0% concentration of the skin antiseptic chlorhexidine gluconate ("CHG") with 70% isopropyl alcohol. Numerous clinical studies have demonstrated the advantage of CHG as compared to traditional iodine-based products. As a result, more than a dozen internationally recognized agencies and organizations, including the CDC, the Institute for Healthcare Improvement, the National Institutes of Health, the American Association of Critical Care Nurses and the American Academy of Pediatrics support the use of CHG-based formulations for patient skin preparation.

In addition to ChloraPrep products, we also manufacture, distribute and market a broad line of patient-preparation, hair-removal and skin-care products, including clippers and razors, special soaps, sponges and scrub brushes for surgeons and other operating room personnel. While our direct selling organization primarily promotes these products to acute care hospitals, our products are also used in ambulatory surgical centers and other healthcare settings such as home health and reference labs.

We have sales representatives or commissioned agents outside the United States. We currently have regulatory approval to sell ChloraPrep products in over 20 countries, and over time our intention is to use our sales organization outside the United States to bring ChloraPrep products to additional international markets.

Our Infection Prevention business line also includes a full range of non-dedicated disposable IV infusion administration sets and accessories, many of which feature our proprietary SmartSite, MaxPlus and MaxGuard brand needle-free valves. Our clinically differentiated IV needle-free access valves and administration sets, sold under the MaxPlus and MaxGuard brands, include antimicrobial and other technologies.

Medical Specialties

Our Medical Specialties business line consists mainly of specialty medical devices used in delivering interventional care and reusable surgical instrumentation products.

We develop, manufacture, and distribute a variety of reusable stainless steel open surgical instruments and minimally invasive laparoscopic instruments, including our V. Mueller and Snowden-Pencer brands. We offer over 25,000 unique surgical instruments, as well as surgical instrument information tracking systems and surgical instrument sterilization container systems. Key products include clamps, needle holders, retractors, specialty scissors and forceps. Our V. Mueller products are sold predominantly in the United States directly to hospitals through a direct selling organization.

We also develop and manufacture a variety of medical devices used primarily by interventional radiologists and surgeons in combination with certain image guidance technologies (for example, x-ray, computed tomography and ultrasound). We offer an extensive line of products that support interventional medicine for a variety of clinical disciplines in body and spine interventions. Our products include diagnostic trays, bone marrow and soft tissue biopsy needles, drainage catheters and vertebral augmentation products. These products are sold predominantly in the United States directly to hospitals.

Specialty Disposables

Our Specialty Disposables business line focuses on providing clinicians with respiratory consumable products that work either independently or in conjunction with our range of ventilators. These products, sold primarily under our Air*Life* brand, include ventilator circuits and other non-dedicated disposables used for providing respiratory therapy.

We also serve as a distributor for a variety of products sourced from manufacturers, including humidifiers, nebulizers, oxygen masks, cannulae, suction catheters and other products used for providing respiratory therapy. Additionally, our Specialty Disposables business line provides contract manufacturing services.

Competition

The markets for our products are highly competitive. Although no one company competes with us across the breadth of our offerings, we face significant competition in each of our business lines from domestic and international companies. Our primary competitors in our Medical Systems segment include Baxter International; B. Braun; Fresenius Kabi; Hospira; Omnicell; McKesson; Dräger; and MAQUET. Our primary competitors in our Procedural Solutions segment include 3M; ICU Medical; Becton, Dickinson; Baxter International; B. Braun; Hospira; Smiths Medical; CR Bard; Integra Life Sciences; and Teleflex.

We compete based upon quality and reliability, technological innovation, price, customer service and support capabilities, brand recognition, patents and other intellectual property and the value proposition of helping hospitals improve patient care, while reducing overall costs associated with patient safety. We believe our product quality and brand strength give us a competitive advantage. We expect to continue to use our clinical expertise to offer innovative, industry-leading products and services for our customers.

Customers, Sales and Distribution

Sales to customers in the United States accounted for approximately 78% of our fiscal year 2013 revenue. Our primary end customers in the United States include hospitals, ambulatory surgical centers, clinics, long-term care facilities and physician offices. A substantial portion of our products in the United States are sold to hospitals that are members of a group purchasing organization ("GPO"), integrated delivery networks ("IDNs"), and through wholesalers and distributors. We have purchasing agreements for specified products with a wide range of GPOs in the United States. The scope of products included in these agreements varies by GPO.

Sales to customers outside the United States comprised approximately 22% of our fiscal year 2013 revenue, including sales to customers in approximately 130 countries. Our primary customers in markets outside the United States are hospitals and wholesalers, which are served through a direct sales force and commissioned agents, with a presence in more than 15 countries, and a network of distributors.

Our capital equipment products generally are delivered from our manufacturing facilities directly to the customer. Our disposables and other non-capital equipment products generally are delivered from our manufacturing facilities and from third-party manufacturers to warehouses and from there, the products are delivered to the customer. We contract with a wide range of transport providers to deliver our products by road, rail, sea and air.

Intellectual Property

Patents, trademarks and other proprietary rights are very important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including patents and patent applications, as available, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities and monitor the intellectual property owned by others.

We hold numerous patents and have numerous patent applications pending in the United States and in other countries that relate to aspects of the technology used in many of our products. Our policy is to file patent applications in the United States and other countries when we believe it is commercially advantageous to do so. We do not consider our business to be materially dependent upon any individual patent.

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this Annual Report on Form 10-K include: CareFusion™, Alaris®, Guardrails®, Pyxis®, AVEA®, VELA®, LTV® Series, Jaeger®, SensorMedics®, ChloraPrep®, V. Mueller®, Snowden-Pencer®, SmartSite®, PyxisConnect®, Pyxis MedStation®, Pyxis SupplyStation®, Pyxis ProcedureStation™, Pyxis EcoStation™, MedMined®, EnVe®, MaxPlus®, MaxGuard®and Air*Life*™ which may be registered or trademarked in the United States and other jurisdictions.

Research and Development

We continuously engage in research and development to introduce new products and enhance the effectiveness, ease of use, safety and reliability of our existing products. Our research and development efforts include internal initiatives as well as collaborative development opportunities with third parties and licensing or acquiring technology from third parties. We employ engineers, software developers, clinicians and scientists in research and development worldwide. These experts help us to develop innovative, industry-leading products and services because of their in-depth understanding of the medical and clinical protocols for our portfolio of products. Our research and development expenses were $192 million, $164 million and $146 million in fiscal years 2013, 2012 and 2011, respectively. We evaluate developing technologies in areas where we have technological or marketing expertise for possible investment or acquisition.

We intend to continue our focus on research and development as a key strategy for growth, which will focus on internal and external investments in those fields that we believe will offer the greatest opportunity for growth and profitability.

Quality Management

We place significant emphasis on providing quality products and services to our customers. Quality management plays an essential role in understanding and meeting customer requirements, effectively resolving quality issues and improving our products and services. We have a network of quality systems throughout our business lines and facilities that relate to the design, development, manufacturing, packaging, sterilization, handling, distribution and labeling of our products. To assess and facilitate compliance with applicable requirements, we regularly review our quality systems to determine their effectiveness and identify areas for improvement. We also perform assessments of our suppliers of raw materials, components and finished goods. In addition, we conduct quality management reviews designed to inform management of key issues that may affect the quality of products and services.

From time to time, we may determine that products manufactured or marketed by us do not meet our specifications, published standards or regulatory requirements. When a quality issue is identified, we investigate the issue and seek to take appropriate corrective action, such as withdrawal of the product from the market, correction of the product at the customer location, notice to the customer of revised labeling or other actions. Any of these actions could have an adverse effect on our business.

Regulatory Matters

Regulation of Medical Devices in the United States

The development, manufacture, sale and distribution of our medical device products are subject to comprehensive governmental regulation. Most notably, all of our medical devices sold in the United States are subject to the Federal Food, Drug and Cosmetic Act ("FDC Act"), as implemented and enforced by the United States Food and Drug Administration ("FDA"). The FDA, and in some cases other government agencies, administers requirements for the design, testing, safety, effectiveness, manufacturing, labeling, advertising and promotion, distribution and post-market surveillance of our products.

Unless an exemption applies, each medical device that we market must first receive either clearance (by submitting a premarket notification ("510(k)")) or approval (by filing a premarket approval application ("PMA")) from the FDA pursuant to the FDC Act. In addition, certain modifications made to marketed devices also may require 510(k) clearance or approval of a PMA supplement. The FDA's 510(k) clearance process usually takes from four to twelve months, but it can last longer. The process of obtaining PMA approval is much more costly, lengthy and uncertain. It generally takes from one to three years or even longer. In 2010, the FDA issued draft guidance related to its medical device 510(k) clearance process, and through this guidance the FDA established additional pre-market requirements. The FDA intends to issue additional guidance documents and regulations over the coming months, which is expected to, among other things, revise certain aspects of the 510(k) review process. Although we cannot predict with certainty the future impact of these initiatives, the FDA is expected to make changes that would make the 510(k) clearance process and PMA approval more expensive for us to bring many of our medical devices to market and could result in delays of future launches of new or modified medical devices. In addition, we cannot be sure that 510(k) clearance or PMA approval will be obtained for any product that we propose to market.

After a device is placed on the market, numerous regulatory requirements continue to apply. Those regulatory requirements include the following: product listing and establishment registration; adherence to the Quality System Regulation ("QSR") which requires stringent design, testing, control, documentation and other quality assurance procedures; labeling requirements and FDA prohibitions against the promotion of off-label uses or indications; adverse event reporting; post-approval restrictions or conditions, including post-approval clinical trials or other required testing; post-market surveillance requirements; the FDA's recall authority, whereby it can ask for the recall of products from the market; and requirements relating to voluntary corrections or removals. The FDA is also expected to issue final guidance documents and regulations over the coming months regarding the Unique Device Identification ("UDI") System, which will require manufacturers to mark certain medical devices with unique identifiers. While the FDA expects that the UDI System will help track products during recalls and improve patient safety, it will require us to make changes to our manufacturing and labeling, which could increase our costs.

Our manufacturing facilities, as well as those of certain of our suppliers, are subject to periodic and for-cause inspections to verify compliance with the QSR as well as other regulatory requirements. If the FDA were to find that we or certain of our suppliers have failed to comply with applicable regulations, it could institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions, such as product recalls or seizures, monetary sanctions, consent decrees, injunctions to halt manufacturing and distributing products, civil or criminal sanctions, refusal to grant clearances or approvals or delays in granting such clearances or approvals, import detentions of products made outside of the United States, restrictions on operations or withdrawal or suspension of existing approvals. The FDA also has the authority to request repair, replacement or refund of the cost of any medical device manufactured or distributed by us. Any of these actions could have an adverse effect on our business.

Regulation of Medical Devices Outside of the United States

Medical device laws also are in effect in many of the non-United States markets in which we do business. These laws range from comprehensive device approval requirements for some or all of our products to requests for product data or certifications. Inspection of and controls over manufacturing, as well as monitoring of device-related adverse events, are components of most of these regulatory systems. Most of our business is subject to varying degrees of governmental regulation in the countries in which we operate, and the general trend is toward increasingly stringent regulation. For example, the European Commission ("EC") has harmonized national regulations for the control of medical devices through European Medical Device Directives with which manufacturers must comply. Under these regulations, manufacturers must have received product EC certification from a "notified body" in order to be able to sell products within the member states of the European Union. Certification allows manufacturers to stamp the products with an "EC" mark. Products covered by the EC regulations that do not bear the EC mark may not be sold or distributed within the European Union.

Regulation of Drugs

We market a line of topical antiseptics that are regulated by the FDA and comparable international authorities as nonprescription or over-the-counter ("OTC") drugs. These products are marketed in the U.S. under a new drug application approved by the FDA and through appropriate international regulatory pathways, or through the OTC drug monograph process. OTC drugs are regulated and we must comply with good manufacturing practices; for example, our manufacturing facilities (or those of our contract manufacturers) must be registered and all facilities are subject to inspection by federal and state authorities. Outside the United States, regulatory authorities regulate our OTC products in a manner similar to the FDA. In the United States, advertising of OTC drugs is regulated by the Federal Trade Commission in conjunction with the FDA, which imposes certain restrictions on our promotional activities for these products. If we (or our suppliers) fail to comply with regulatory requirements, we could face sanctions ranging from warning letters, injunctions, product seizures, civil or criminal enforcement actions, consent decrees, or removal of the product from distribution. Any of these actions could have an adverse effect on our business.

Healthcare Laws

We are subject to various federal, state and local laws in the United States targeting fraud and abuse in the healthcare industry, which generally prohibit us from soliciting, offering, receiving or paying any remuneration in order to induce the ordering or purchasing of items or services that are in any way paid for by Medicare, Medicaid or other government-sponsored healthcare programs. Healthcare costs have been and continue to be a subject of study, investigation and regulation by governmental agencies and legislative bodies around the world.

The United States federal government continues to scrutinize potentially fraudulent practices affecting Medicare, Medicaid and other government healthcare programs. Payers have become more influential in the marketplace and increasingly are focused on drug and medical device pricing, appropriate drug and medical device utilization and the quality and costs of healthcare. Violations of fraud and abuse-related laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in healthcare programs such as Medicare and Medicaid.

Other Regulatory Requirements

We are also subject to the United States Foreign Corrupt Practices Act and similar anti-bribery laws applicable in non-United States jurisdictions that generally prohibit companies and their intermediaries from improperly offering or paying anything of value to non-United States government officials for the purpose of obtaining or retaining business. Because of the predominance of government-sponsored healthcare systems around the world, most of our customer relationships outside of the United States are with governmental entities and are therefore subject to such anti-bribery laws. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree, and in certain circumstances strict compliance with anti-bribery laws may conflict with local customs and practices. In the sale, delivery and servicing of our medical devices and software outside of the United States, we must also comply with various export control and trade embargo laws and regulations, including those administered by the Department of Treasury's Office of Foreign Assets Control ("OFAC") and the Department of Commerce's Bureau of Industry and Security ("BIS") which may require licenses or other authorizations for transactions relating to certain countries and/or with certain individuals identified by the United States government. Despite our global trade and compliance program, our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our employees or agents. Violations of these requirements are punishable by criminal or civil sanctions, including substantial fines and imprisonment.

Raw Materials

We use a wide variety of resin, metals and electrical components for production of our products. We primarily purchase these materials from external suppliers, some of which are single-source suppliers. We purchase materials from selected suppliers based on quality assurance, cost effectiveness and constraints resulting from regulatory requirements, and we work closely with our suppliers to assure continuity of supply while maintaining high quality and reliability. Global commodity pricing can ultimately affect pricing of certain of these raw materials. Though we believe we have adequate available sources of raw materials, there can be no guarantee that we will be able to access the quantity of raw material needed to sustain operations as well as at a cost effective price.

Environmental

Our manufacturing operations worldwide are subject to many requirements under environmental laws. In the United States, the United States Environmental Protection Agency and similar state agencies administer laws that restrict the emission of pollutants into the air, discharges of pollutants into bodies of water and disposal of pollutants on the ground. Violations of these laws can result in significant civil and criminal penalties and incarceration. The failure to obtain a permit for certain activities may be a violation of environmental law and subject the owner and operator to civil and criminal sanctions. Most environmental agencies also have the power to shut down an operation if it is operating in violation of environmental law. United States laws also typically allow citizens to bring private enforcement actions in some situations. Outside the United States, the environmental laws and their enforcement vary and may be more burdensome. For example, some European countries impose environmental taxes or require manufacturers to take back used products at the end of their useful life, and others restrict the materials that manufacturers may use in their products and require redesign and labeling of products. Although such laws do not currently have a significant impact on our products, they are expanding rapidly in Europe. We have management programs and processes in place that are intended to minimize the potential for violations of these laws.

Other environmental laws, primarily in the United States, address the contamination of land and groundwater and require the clean-up of such contamination. These laws may apply not only to the owner or operator of an on-going business, but also to the owner of land contaminated by a prior owner or operator. In addition, if a parcel is contaminated by the release of a hazardous substance, such as through its historic use as a disposal site, any person or company that has contributed to that contamination, whether or not it has a legal interest in the land, may be subject to a requirement to clean up the parcel.

Employees

At June 30, 2013, we employed approximately 15,000 people across our global operations, with approximately 6,100 employed in the United States. In Europe, some of our employees are represented by unions or works councils. Overall, we consider our employee relations to be good.

Available Information

We post on our public website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to the Securities and Exchange Commission (the "SEC"). These materials can be found in the "Investors" section of our website by clicking the "Financial Information" link and then the "SEC Filings" link. Copies of any of these documents may be obtained free of charge through our website, *www.carefusion.com,* or by contacting our Investor Relations Department at 3750 Torrey View Court, San Diego, California, 92130, or by calling 858-617-4621.

You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains our reports, proxy and information statements, and other information at *www.sec.gov.*

We have included the certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 and 906 of the Sarbanes-Oxley Act of 2002 and related rules, relating to the quality of our public disclosure, as exhibits to this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

We urge you to carefully consider the following risks and other information in this Annual Report on Form 10-K in evaluating us and our common stock. Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our results of operations or financial condition. The risk factors generally have been separated into two groups: risks related to our business and risks related to our common stock.

Risks Related to Our Business

We may be unable to effectively enhance our existing products or introduce and market new products or may fail to keep pace with advances in technology.

The healthcare industry is characterized by evolving technologies and industry standards, frequent new product introductions, significant competition and dynamic customer requirements that may render existing products obsolete or less competitive. As a result, our position in the industry could erode rapidly due to unforeseen changes in the features and functions of competing products, as well as the pricing models for such products. The success of our business depends on our ability to enhance our existing products and to develop and introduce new products and adapt to these changing technologies and customer requirements. The success of new product development depends on many factors, including our ability to anticipate and satisfy customer needs, obtain regulatory approvals and clearances on a timely basis, develop and manufacture products in a cost-effective and timely manner, maintain advantageous positions with respect to intellectual property and differentiate our products from those of our competitors. To compete successfully in the marketplace, we must make substantial investments in new product development whether internally or externally through licensing, acquisitions or joint development agreements. Our failure to enhance our existing products or introduce new and innovative products in a timely manner would have an adverse effect on our results of operations and financial condition.

Even if we are able to develop, manufacture and obtain regulatory approvals and clearances for our new products, the success of those products would depend upon market acceptance. Levels of market acceptance for our new products could be affected by several factors, including:

- the availability of alternative products from our competitors;
- the price and reliability of our products relative to that of our competitors;
- the timing of our market entry; and
- our ability to market and distribute our products effectively.

We are subject to complex and costly regulation.

Our products are subject to regulation by the FDA and other national, supranational, federal and state governmental authorities. It can be costly and time-consuming to obtain regulatory clearance and/or approval to market a medical device or other product. Clearance and/or approval might not be granted for a new or modified device or other product on a timely basis, if at all. Regulations are subject to change as a result of legislative, administrative or judicial action, which may further increase our costs or reduce sales. Unless an exception applies, the FDA requires that the manufacturer of a new medical device or a new indication for use of, or other significant change in, an existing medical device obtain either 510(k) pre-market clearance or pre-market approval before those products can be marketed or sold in the United States. Modifications or enhancements to a product that could significantly affect its safety or effectiveness, or that would constitute a major change in the intended use of the device, technology, materials, labeling, packaging, or manufacturing process may also require a new 510(k) clearance. In 2010, the FDA issued draft guidance related to its 510(k) pre-market clearance process, and through this guidance the FDA established additional pre-market requirements. The FDA intends to issue additional guidance documents and regulations over the coming months, which is expected to, among other things, revise certain aspects of the 510(k) review process. Although we cannot predict with certainty the future impact of these initiatives, it appears that the time and cost to get many of our medical devices to market could increase significantly.

In addition, we are subject to regulations that govern manufacturing practices, product labeling and advertising, and adverse-event reporting that apply after we have obtained clearance or approval to sell a product. Our failure to maintain clearances or approvals for existing products, to obtain clearance or approval for new or modified products, or to adhere to regulations for manufacturing, labeling, advertising or adverse event reporting could adversely affect our results of operations and financial condition. Further, if we determine a product manufactured or marketed by us does not meet our specifications, published standards or regulatory requirements, we may seek to correct the product or withdraw the product from the market, which could have an adverse effect on our business. Many of our facilities and procedures and those of our suppliers are subject to ongoing oversight, including periodic inspection by governmental authorities. Compliance with production, safety, quality control and quality assurance regulations can be costly and time-consuming. The FDA is also expected to issue final guidance documents and regulations over the coming months regarding the Unique Device Identification ("UDI") System, which will require manufacturers to mark certain medical devices with unique identifiers. While the FDA expects that the UDI System will help track products during recalls and improve patient safety, it will require us to make changes to our manufacturing and labeling, which could increase our costs.

The sales and marketing of medical devices is under increased scrutiny by the FDA and other enforcement bodies. If our sales and marketing activities fail to comply with FDA regulations or guidelines, or other applicable laws, we may be subject to warnings or enforcement actions from the FDA or other enforcement bodies. A number of companies in the healthcare industry have been the subject of enforcement actions related to their sales and marketing practices, including their relationships with doctors and off-label promotion of products. In April 2011, we received a federal administrative subpoena from the Department of Justice. In addition, in September 2011, we received a federal administrative subpoena from the Office of Inspector General ("OIG") of the Department of Health and Human Services. In August 2012, we received another federal administrative subpoena from the Department of Justice containing additional information requests. All three subpoenas request documents and other materials that relate primarily to our sales and marketing practices for our ChloraPrep skin preparation product and information regarding our relationships with healthcare professionals. In April 2013, we announced an agreement in principle pursuant to which we expect to pay the government approximately $41 million to resolve the government's allegations. In connection with these matters, we also entered into a non-prosecution agreement and will continue to cooperate with the government. The agreement in principle remains subject to several conditions, including the completion and execution of a formal settlement agreement and other required documentation. There can be no assurance that we complete the required documentation or finalize the settlement with the government on the proposed terms or at all. The amount and timing of the payment are subject to the final terms of the settlement agreement. See note 13 to the audited consolidated financial statements included in this Form 10-K for more information. We cannot control the pace or scope of any investigation and responding to the subpoena requests and any investigation will require the allocation of resources, including management time and attention. If we were to become the subject of an enforcement action, including any action resulting from the investigation by the Department of Justice or OIG, it could result in negative publicity, penalties, fines, the exclusion of our products from reimbursement under federally-funded programs and/or prohibitions on our ability to sell our products, which could have an adverse effect on our results of operations and financial condition.

Cost-containment efforts of our customers, purchasing groups, third-party payers and governmental organizations could adversely affect our sales and profitability.

Many existing and potential customers for our products within the United States are members of GPOs and IDNs in an effort to reduce costs. GPOs and IDNs negotiate pricing arrangements with healthcare product manufacturers and distributors and offer the negotiated prices to affiliated hospitals and other members. Due to the highly competitive nature of the GPO and IDN contracting processes, we may not be able to obtain or maintain contract positions with major GPOs and IDNs across our product portfolio. Furthermore, the increasing leverage of organized buying groups may reduce market prices for our products, thereby reducing our profitability.

While having a contract with a GPO or IDN can facilitate sales to members of that GPO or IDN, it is no assurance that sales volume of those products will be maintained. The members of such groups may choose to purchase from our competitors due to the price or quality offered by such competitors, which could result in a decline in our sales and profitability.

In addition, our capital equipment products typically represent a sizeable initial capital expenditure for healthcare organizations. Changes in the budgets of these organizations, the timing of spending under these budgets and conflicting spending priorities, including changes resulting from adverse economic conditions, can have a significant effect on the demand for our capital equipment products and related services. In addition, the implementation of healthcare reform in the United States, which may reduce or eliminate the amount that healthcare organizations may be reimbursed for our capital equipment products and related services, could further impact demand. Any such decreases in expenditures by these healthcare facilities and decreases in demand for our capital equipment products and related services could have an adverse effect on our results of operations and financial condition.

Distributors of our products may begin to negotiate terms of sale more aggressively in an effort to increase their profitability. Failure to negotiate distribution arrangements having advantageous pricing or other terms of sale could adversely affect our results of operations and financial condition. In addition, if we fail to implement distribution arrangements successfully, it could cause us to lose market share to our competitors.

Outside the United States, we have experienced downward pricing pressure due to the concentration of purchasing power in centralized governmental healthcare authorities and increased efforts by such authorities to lower healthcare costs. Our failure to offer acceptable prices to these customers could adversely affect our sales and profitability in these markets.

Current economic conditions have and may continue to adversely affect our business, results of operations and financial condition.

Disruptions in the financial markets and other macro-economic challenges currently affecting the economy and the economic outlook of the United States, Europe and other parts of the world have had and we expect will continue to have an adverse impact on our results of operations and financial condition. Recessionary conditions and depressed levels of consumer and commercial spending have caused and may continue to cause our customers to reduce, modify, delay or cancel plans to purchase our products and have caused and may continue to cause vendors to reduce their output or change terms of sales. We have observed certain hospitals delaying as well as prioritizing capital purchasing decisions, which has had and we expect will continue to have an adverse impact on our financial results into the foreseeable future.

In addition, as a result of these recessionary conditions, our customers in and outside of the United States, including foreign governmental entities or other entities that rely on government healthcare systems or government funding, may be unable to pay their obligations on a timely basis or to make payment in full. If our customers' cash flow or operating and financial performance deteriorate or fail to improve, or if they are unable to make scheduled payments or obtain credit, they may not be able to pay, or may delay payment of, accounts receivable owed to us. These conditions may also adversely affect certain of our suppliers, which could cause a disruption in our ability to produce our products.

We also extend credit through an equipment leasing program for a substantial portion of sales to our dispensing product customers. This program and any similar programs that we may establish for sales of our other capital equipment, exposes us to certain risks. We are subject to the risk that if these customers fail to pay or delay payment for the products they purchase from us, it could result in longer payment cycles, increased collection costs, defaults exceeding our expectations and an adverse impact on the cost or availability of financing. These risks related to our equipment leasing program may be exacerbated by a variety of factors, including adverse economic conditions, decreases in demand for our capital equipment products and negative trends in the businesses of our leasing customers.

Any inability of current and/or potential customers to pay us for our products or any demands by vendors for different payment terms may adversely affect our results of operations and financial condition.

We may be unable to realize any benefit from our cost reduction and restructuring efforts and our profitability may be hurt or our business otherwise might be adversely affected.

We have engaged in restructuring activities in the past and may engage in other restructuring activities in the future. These types of cost reduction and restructuring activities are complex. If we do not successfully manage our current restructuring activities, or any other restructuring activities that we may take in the future, any expected efficiencies and benefits might be delayed or not realized, and our operations and business could be disrupted. In addition, the costs associated with implementing restructuring activities might exceed expectations, which could result in additional future charges.

We may be unable to protect our intellectual property rights or may infringe on the intellectual property rights of others.

We rely on a combination of patents, trademarks, copyrights, trade secrets and nondisclosure agreements to protect our proprietary intellectual property. Our efforts to protect our intellectual property and proprietary rights may not be sufficient. We cannot be sure that our pending patent applications will result in the issuance of patents to us, that patents issued to or licensed by us in the past or in the future will not be challenged or circumvented by competitors or that these patents will remain valid or sufficiently broad to preclude our competitors from introducing technologies similar to those covered by our patents and patent applications. In addition, our ability to enforce and protect our intellectual property rights may be limited in certain countries outside the United States, which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by us.

Competitors also may harm our sales by designing products that mirror the capabilities of our products or technology without infringing our intellectual property rights. If we do not obtain sufficient protection for our intellectual property, or if we are unable to effectively enforce our intellectual property rights, our competitiveness could be impaired, which would limit our growth and future revenue.

We operate in an industry characterized by extensive patent litigation. Patent litigation is costly to defend and can result in significant damage awards, including treble damages under certain circumstances, and injunctions that could prevent the manufacture and sale of affected products or force us to make significant royalty payments in order to continue selling the affected products. At any given time, we are involved as either a plaintiff or a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time. We can expect to face additional claims of patent infringement in the future. A successful claim of patent or other intellectual property infringement against us could adversely affect our results of operations and financial condition.

Defects or failures associated with our products and/or our quality system could lead to the filing of adverse event reports, product recalls or safety alerts with associated negative publicity and could subject us to regulatory actions.

Manufacturing flaws, component failures, design defects, off-label uses or inadequate disclosure of product-related information could result in an unsafe condition or the injury or death of a patient. These problems could lead to a recall of, or issuance of a safety alert relating to, our products and result in significant costs and negative publicity. Due to the strong name recognition of our brands, an adverse event involving one of our products could result in reduced market acceptance and demand for all products within that brand, and could harm our reputation and our ability to market our products in the future. In some circumstances, adverse events arising from or associated with the design, manufacture or marketing of our products could result in the suspension or delay of regulatory reviews of our applications for new product approvals or clearances. We may also voluntarily undertake a recall of our products, temporarily shut down production lines, or place products on a shipping hold based on internal safety and quality monitoring and testing data.

Our future operating results will depend on our ability to sustain an effective quality control system and effectively train and manage our employee base with respect to our quality system. Our quality system plays an essential role in determining and meeting customer requirements, preventing defects and improving our products and services. While we have a network of quality systems throughout our business lines and facilities, quality and safety issues may occur with respect to any of our products. A quality or safety issue may result in a public warning letter from the FDA, or potentially a consent decree. We are currently operating under an amended consent decree with the FDA, as discussed further below. In addition, we may be subject to product recalls or seizures, monetary sanctions, injunctions to halt manufacturing and distribution of products, civil or criminal sanctions, refusal of a government to grant clearances or approvals or delays in granting such clearances or approvals, import detentions of products made outside the United States, restrictions on operations or withdrawal or suspension of existing approvals. Any of the foregoing events could disrupt our business and have an adverse effect on our results of operations and financial condition.

We are currently operating under an amended consent decree with the FDA and our failure to comply with the requirements of the amended consent decree may have an adverse effect on our business.

We are operating under an amended consent decree with the FDA related to our infusion pump business in the United States. We entered into a consent decree with the FDA in February 2007 related to our Alaris SE pumps, and in February 2009, we and the FDA amended the consent decree to include all infusion pumps manufactured by or for our subsidiary that manufactures and sells infusion pumps in the United States. In accordance with the amended consent decree, and in addition to the requirements of the original consent decree, we implemented a corrective action plan to bring the Alaris System and all other infusion pumps in use in the United States market into compliance, had our infusion pump facilities inspected by an independent expert and had our recall procedures and all ongoing recalls involving our infusion pumps inspected by an independent recall expert. In July 2010, the FDA notified us that we can proceed to the audit inspection phase of the amended consent decree, which includes the requirement to retain an independent expert to conduct periodic audits of our infusion pump facilities. The costs associated with these ongoing audits, and any actions that we may need to take resulting from these audits, could be significant.

We have no reserves associated with compliance with the amended consent decree. As such, we may be obligated to pay more costs in the future because, among other things, the FDA may determine that we are not fully compliant with the amended consent decree and therefore impose penalties under the amended consent decree, and/or we may be subject to future proceedings and litigation relating to the matters addressed in the amended consent decree. Moreover, the matters addressed in the amended consent decree could lead to negative publicity that could have an adverse impact on our business. The amended consent decree authorizes the FDA, in the event of any violations in the future, to order us to cease manufacturing and distributing, recall products and take other actions. We may also be required to pay monetary damages if we fail to comply with any provision of the amended consent decree. See note 13 to the audited consolidated financial statements included in this Form 10-K for more information. Any of the foregoing matters could disrupt our business and have an adverse effect on our results of operations and financial condition.

We may incur product liability losses and other litigation liability.

We are, and may be in the future, subject to product liability claims and lawsuits, including potential class actions, alleging that our products have resulted or could result in an unsafe condition or injury. Any product liability claim brought against us, with or without merit, could be costly to defend and could result in settlement payments and adjustments not covered by or in excess of insurance. In addition, we may not be able to obtain insurance on terms acceptable to us or at all because insurance varies in cost and can be difficult to obtain. Our failure to successfully defend against product liability claims or maintain adequate insurance coverage could have an adverse effect on our results of operations and financial condition.

We are involved in a number of legal proceedings. Legal proceedings are inherently unpredictable, and the outcome can result in excessive verdicts and/or injunctive relief that may affect how we operate our business, or we may enter into settlements of claims for monetary damages that exceed our insurance coverage, if any. In addition, we cannot predict the results of future legislative activity or future court decisions, any of which could lead to an increase in regulatory investigations or our exposure to litigation. Any such proceedings or investigations, regardless of the merits, may result in substantial costs, the diversion of management's attention from other business concerns and additional restrictions on our sales or the use of our products, which could disrupt our business and have an adverse effect on our results of operations and financial condition.

We rely on the performance of our information technology systems, the failure of which could have an adverse effect on our business and performance.

Our business requires the continued operation of sophisticated information technology systems and network infrastructure. These systems are vulnerable to interruption by fire, power loss, system malfunction, computer viruses, cyber-attacks and other events, which are beyond our control. Systems interruptions could reduce our ability to manufacture and provide service for our products, and could have an adverse effect on our operations and financial performance. The level of protection and disaster-recovery capability varies from site to site, and there can be no guarantee that any such plans, to the extent they are in place, will be totally effective. In addition, security breaches of our information technology systems could result in the misappropriation or unauthorized disclosure of confidential information belonging to us, our employees, partners, customers, or our suppliers, which may result in significant costs and government sanctions. In particular, if we are unable to adequately safeguard individually identifiable health information, we may be subject to additional liability under domestic and international laws respecting the privacy and security of health information.

We also are pursuing initiatives to transform our information technology systems and processes. Many of our business lines use disparate systems and processes, including those required to support critical functions related to our operations, sales, and financial close and reporting. We are implementing new systems to better streamline and integrate critical functions, which we expect to result in improved efficiency and, over time, reduced costs. While we believe these initiatives provide significant opportunity for us, they do expose us to inherent risks. We may suffer data loss or delays or other disruptions to our business, which could have an adverse effect on our results of operations and financial condition. If we fail to successfully implement new information technology systems and processes, we may fail to realize cost savings anticipated to be derived from these initiatives.

An interruption in our ability to manufacture our products, an inability to obtain key components or raw materials or an increase in the cost of key components or raw materials may adversely affect our business.

Many of our key products are manufactured at single locations, with limited alternate facilities. If we experience damage to one or more of our facilities, or our manufacturing capabilities are otherwise limited or stopped due to quality, regulatory or other reasons, it may not be possible to timely manufacture the relevant products at previous levels or at all. In addition, if the capabilities of our suppliers and component manufacturers are limited or stopped, due to quality, regulatory or other reasons, it could negatively impact our ability to manufacture our products and could expose us to regulatory actions. Further, for reasons of quality assurance or cost effectiveness, we purchase certain components and raw materials from sole suppliers. We may not be able to quickly establish additional or replacement sources for certain components or materials. A reduction or interruption in manufacturing, or an inability to secure alternative sources of raw materials or components that are acceptable to us, could have an adverse effect on our results of operations and financial condition.

Due to the highly competitive nature of the healthcare industry and the cost containment efforts of our customers and third-party payers, we may be unable to pass along cost increases for key components or raw materials through higher prices to our customers. If the cost of key components or raw materials increases and we are unable fully to recover these increased costs through price increases or offset these increases through other cost reductions, we could experience lower margins and profitability.

New regulations related to conflict minerals may increase our costs and adversely affect our business.

We are subject to the SEC's newly adopted regulations, which require us to determine which of our products contain certain specified minerals, referred to under the regulations as "conflict minerals", and, if so, to perform an extensive inquiry into our supply chain, in an effort to determine whether or not such conflict minerals originate from the Democratic Republic of Congo ("DRC"), or an adjoining country. Under the regulations, we are required to file a report with the SEC by May 31, 2014, to disclose and report whether or not such conflict minerals originate from the DRC or an adjoining country. At this time, we have determined that certain of our products contain such specified minerals and have developed a process by which we can identify where such minerals originated. We expect to incur additional costs to comply with these disclosure requirements, including costs related to determining the sources of the specified minerals used in our products, which may adversely affect our business. In addition, the number of suppliers who provide conflict-free minerals may be limited, which may make it difficult to satisfy those customers who require that all of the components of our products be certified as conflict-free, which could place us at a competitive disadvantage if we are unable to do so.

We may engage in strategic transactions, including acquisitions, investments, or joint development agreements that may have an adverse effect on our business.

We may pursue transactions, including acquisitions of complementary businesses, technology licensing arrangements and joint development agreements to expand our product offerings and geographic presence as part of our business strategy, which could be material to our financial condition and results of operations. We may not complete transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the expected benefits of any acquisition, license arrangement or joint development agreement. Other companies may compete with us for these strategic opportunities. We also could experience negative effects on our results of operations and financial condition from acquisition-related charges, amortization of intangible assets and asset impairment charges, and other issues that could arise in connection with, or as a result of, the acquisition of an acquired company or business, including issues related to internal control over financial reporting, regulatory or compliance issues and potential adverse short-term effects on results of operations through increased costs or otherwise. These effects, individually or in the aggregate, could cause a deterioration of our credit profile and/or ratings and result in reduced availability of credit to us or in increased borrowing costs and interest expense.

We could experience difficulties, expenditures, or other risks in integrating an acquired company, business, or technology, including, among others:

- diversion of management resources and focus from ongoing business matters;
- retention of key employees following an acquisition;
- demands on our operational resources and financial and internal control systems;
- integration of an acquired company's corporate and administrative functions and personnel;
- liabilities of the acquired company, including litigation or other claims; and
- consolidation of research and development operations.

In addition, we may face additional risks related to foreign acquisitions, including risks related to cultural and language differences and particular economic, currency, political, and regulatory risks associated with specific countries. If an acquired business fails to operate as anticipated or cannot be successfully integrated with our existing business, our results of operations and financial condition could be adversely affected.

We may engage in the divestiture of some of our non-core product lines which may have an adverse effect on our business.

Our business strategy involves assessing our portfolio of products with a view of divesting non-core product lines that do not align with our objectives. Any divestitures may result in a dilutive impact to our future earnings, as well as significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our results of operations and financial condition. Divestitures could involve additional risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of our business and the potential loss of key employees. We may not be successful in managing these or any other significant risks that we encounter in divesting a product line. See note 2 to the audited consolidated financial statements included in this Form 10-K for a discussion of our divestitures.

We may face significant uncertainty in the industry due to government healthcare reform.

Political, economic and regulatory influences are subjecting the healthcare industry to fundamental changes. In March 2010, comprehensive healthcare reform legislation was signed into law in the United States through the passage of the Patient Protection and Affordable Health Care Act and the Health Care and Education Reconciliation Act ("PPACA"). Among other initiatives, the legislation implemented a 2.3% annual excise tax on the sales of certain medical devices in the United States, effective January 2013. As this excise tax is recorded as a selling, general and administrative expense, it has and will continue to have, an adverse effect on our operating expenses and results of operations. In fiscal year 2013, we paid approximately $11.4 million related to six months of the medical device tax. We currently expect the impact of the tax to be approximately $20 million to $25 million in fiscal year 2014 and annually thereafter. In addition, the PPACA significantly alters Medicare and Medicaid reimbursements for medical services and medical devices, which could result in downward pricing pressure and decreased demand for our products. As additional provisions of healthcare reform are implemented, we anticipate that Congress, regulatory agencies and certain state legislatures will continue to review and assess alternative healthcare delivery systems and payment methods with an objective of ultimately reducing healthcare costs and expanding access. We cannot predict with certainty what healthcare initiatives, if any, will be implemented at the state level, or what ultimate effect federal healthcare reform or any future legislation or regulation may have on our customers' purchasing decisions regarding our products and services. However, the implementation of new legislation and regulation may lower reimbursements for our products, reduce medical procedure volumes and adversely affect our business, possibly materially.

We may need additional financing in the future to meet our capital needs or to make opportunistic acquisitions and such financing may not be available on favorable terms, if at all, and may be dilutive to existing stockholders.

We intend to increase our investment in research and development activities, expand our sales and marketing activities, and may make acquisitions. Our ability to take these and other actions may be limited by our available liquidity, including our ability to access our foreign cash balances in a tax-efficient manner. As a consequence, in the future, we may need to seek additional financing. We may be unable to obtain any desired additional financing on terms favorable to us, if at all. If we lose an investment grade credit rating or adequate funds are not available on acceptable terms, we may be unable to fund our expansion, successfully develop or enhance products or respond to competitive pressures, any of which could negatively affect our business. If we raise additional funds through the issuance of equity securities, our stockholders will experience dilution of their ownership interest. If we raise additional funds by issuing debt, we may be subject to limitations on our operations due to restrictive covenants. Additionally, our ability to make scheduled payments or refinance our obligations will depend on our operating and financial performance, which in turn is subject to prevailing economic conditions and financial, business and other factors beyond our control.

We are subject to risks associated with doing business outside of the United States.

Our operations outside of the United States are subject to risks that are inherent in conducting business under non-United States laws, regulations and customs. Sales to customers outside of the United States made up approximately 22% of our revenue in the fiscal year ended June 30, 2013, and we expect that non-United States sales will contribute to future growth as we continue to focus on expanding our operations in markets outside the United States. The risks associated with our operations outside the United States include:

- healthcare reform legislation;
- changes in medical reimbursement policies and programs;
- changes in non-United States government programs;
- multiple non-United States regulatory requirements that are subject to change and that could restrict our ability to manufacture and sell our products;

- possible failure to comply with anti-bribery laws such as the United States Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions;
- different local medical practices, product preferences and product requirements;
- possible failure to comply with trade protection and restriction measures and import or export licensing requirements;
- difficulty in establishing, staffing and managing non-United States operations;
- different labor regulations or work stoppages or strikes;
- changes in environmental, health and safety laws;
- potentially negative consequences from changes in or interpretations of tax laws, including changes regarding taxation of income earned outside the United States;
- political instability and actual or anticipated military or political conflicts;
- economic instability, including the European financial crisis or other economic instability in other parts of the world and the impact on interest rates, inflation and the credit worthiness of our customers;
- uncertainties regarding judicial systems and procedures;
- minimal or diminished protection of intellectual property in some countries; and
- regulatory changes that may place our products at a disadvantage.

These risks, individually or in the aggregate, could have an adverse effect on our results of operations and financial condition. For example, we are subject to compliance with the United States Foreign Corrupt Practices Act and similar anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. While our employees and agents are required to comply with these laws, we cannot be sure that our internal policies and procedures will always protect us from violations of these laws, despite our commitment to legal compliance and corporate ethics. The occurrence or allegation of these types of risks may adversely affect our business, performance, prospects, value, financial condition, and results of operations.

We are also exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates. If the United States dollar strengthens in relation to the currencies of other countries such as the Euro, where we sell our products, our United States dollar reported revenue and income will decrease. Additionally, we incur significant costs in foreign currencies and a fluctuation in those currencies' value can negatively impact manufacturing and selling costs. Changes in the relative values of currencies occur regularly and, in some instances, could have an adverse effect on our results of operations and financial condition.

We are subject to healthcare fraud and abuse regulations that could result in significant liability, require us to change our business practices and restrict our operations in the future.

We are subject to various United States federal, state and local laws targeting fraud and abuse in the healthcare industry, including anti-kickback and false claims laws. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in healthcare programs such as Medicare and Medicaid. These laws and regulations are wide ranging and subject to changing interpretation and application, which could restrict our sales or marketing practices. Furthermore, since many of our customers rely on reimbursement from Medicare, Medicaid and other governmental programs to cover a substantial portion of their expenditures, our exclusion from such programs as a result of a violation of these laws could have an adverse effect on our results of operations and financial condition.

We have a significant amount of indebtedness, which could adversely affect our business and our ability to meet our obligations.

We have outstanding $1.45 billion of senior unsecured notes. This significant amount of debt has important risks to us and our investors, including:

- requiring a significant portion of our cash flow from operations to make interest payments on this debt;
- making it more difficult to satisfy debt service and other obligations;

- increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing;
- increasing our vulnerability to general adverse economic and industry conditions;
- reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry;
- placing us at a competitive disadvantage to our competitors that may not be as highly leveraged with debt as we are; and
- limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase common stock.

In addition, we maintain a $750 million senior unsecured revolving credit facility (maturing July 6, 2016). To the extent that we draw on our credit facility or otherwise incur additional indebtedness, the risks described above could increase. Further, if we increase our indebtedness, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.

As a result of various restrictive covenants in the agreements governing our senior unsecured revolving credit facility and our senior unsecured notes, our financial flexibility will be restricted in a number of ways. The agreement governing the credit facility subjects us to several financial and other restrictive covenants, including limitations on liens, subsidiary indebtedness and transactions with affiliates. In addition, the failure to timely file our periodic reports with the SEC could result in a default under our senior unsecured revolving credit facility and the indenture governing our senior unsecured notes. In fiscal year 2013, we failed to timely file certain of our periodic reports with the SEC. While we are now in compliance with these reporting covenants, we cannot assure you that we will be able to obtain all waivers related to any future filing delays or remedy any future events that could trigger an event of default under the credit agreement for our senior unsecured credit facility and the indenture for our senior unsecured notes.

Our credit facility also requires us to meet certain financial ratio tests on an ongoing basis that may require us to take action and reduce debt or act in a manner contrary to our business objectives. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests. We cannot be sure that we will be able to meet those tests or that the lenders will waive any failure to meet those tests. A breach of any of these covenants would result in a default under our credit facility. If an event of default under our credit facility or senior unsecured notes occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If such an acceleration of indebtedness were to arise from an event of default, we may not have sufficient funds to repay such indebtedness. Any acceleration of our outstanding indebtedness could have a material adverse effect on our business and financial condition.

Tax legislation initiatives or challenges to our tax positions could adversely affect our results of operations and financial condition.

We are a large multinational corporation with operations in the United States and international jurisdictions. As such, we are subject to the tax laws and regulations of the United States federal, state and local governments and of many international jurisdictions. From time to time, various legislative initiatives may be proposed that could adversely affect our tax positions. We cannot be sure that our effective tax rate or tax payments will not be adversely affected by these initiatives. In addition, United States federal, state and local, as well as international, tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

Our reserves against disputed tax obligations may ultimately prove to be insufficient.

Cardinal Health is before the Internal Revenue Service ("IRS") Appeals office with respect to its fiscal years 2003 through 2007, and is under audit for fiscal years 2008 through 2010. During the quarter ended September 30, 2008, Cardinal Health received an IRS Revenue Agent's Report for the fiscal years ending June 30, 2003 through 2005 that included Notices of Proposed Adjustment related to transfer pricing arrangements between our foreign and domestic subsidiaries and the transfer of intellectual property among our subsidiaries, which we have appealed. The amount of additional tax proposed by the IRS in these notices totals $462 million, excluding penalties and interest. During the quarter ended June 30, 2013, we and Cardinal Health entered into a closing agreement with the IRS to effectively settle the matters related to the transfer of intellectual property among our subsidiaries. As part of the settlement, we agreed to pay $80 million ($69 million net of tax) which includes $26 million of interest. This closing agreement resolves $450 million of the original $462 million of additional tax proposed by the IRS related to fiscal years 2003 through 2005. In addition, during the quarter ended December 31, 2010 we received an IRS Revenue Agent's Report for fiscal years 2006 and 2007 that included Notices of Proposed Adjustment related to transfer pricing arrangements between foreign and domestic subsidiaries. We and Cardinal Health disagree with the IRS regarding its application of the United States Treasury regulations to the arrangements under review and the valuations underlying such adjustments and intend to vigorously contest them. We are currently before the IRS Appeals office for fiscal years 2003 through 2007, and continue to engage in substantive discussions related to these fiscal years. During the quarter ended September 30, 2011, the IRS commenced the tax audit for the fiscal years 2008 and 2009 and the short period July 1, 2009 through August 31, 2009 as part of Cardinal Health's tax audit of its federal consolidated returns for fiscal years 2008 through 2010. During the quarter ended December 31, 2011, the IRS commenced the tax audit for the short period September 1, 2009 through June 30, 2010. Furthermore, during the quarter ended June 30, 2013, the IRS commenced the tax audit for fiscal year 2011. We have not received any Notices of Proposed Adjustment for these audit periods to date.

We regularly review our tax reserves and make adjustments to our reserves when appropriate. Accounting for tax reserves involves complex and subjective estimates by management, which can change over time based on new information or changing events or circumstances, including events or circumstances outside of our control. Although we believe that we have provided appropriate tax reserves for any potential tax exposures, we may not be fully reserved and it is possible that we may be obligated to pay amounts in excess of our reserves. The tax matters agreement that we entered into with Cardinal Health in connection with the separation generally provides that the control of audit proceedings and payment of any additional liability related to our business is our responsibility. Any future change in estimate or obligation could adversely affect our results of operations and financial condition. See note 12 to the audited consolidated financial statements included in this Form 10-K filed for a discussion of the Notices of Proposed Adjustment for our fiscal years ended 2003 through 2007 and our settlement agreement with the IRS.

If there is a determination that the separation is taxable for United States federal income tax purposes because the facts, assumptions, representations or undertakings underlying the IRS ruling or tax opinions are incorrect or for any other reason, then Cardinal Health and its shareholders that are subject to United States federal income tax could incur significant United States federal income tax liabilities and we could incur significant liabilities.

In connection with the separation, Cardinal Health received a private letter ruling from the IRS substantially to the effect that, among other things, the contribution and the distribution qualified as a transaction that is tax-free for United States federal income tax purposes under Sections 355(a) and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, ("the Code"). In addition, Cardinal Health received opinions of Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, co-counsel to Cardinal Health, to the effect that the contribution and the distribution qualified as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code. The ruling and opinions relied on certain facts, assumptions, representations and undertakings from Cardinal Health and us regarding the past and future conduct of the companies' respective businesses and other matters. If any of these facts, assumptions, representations or undertakings were incorrect or not otherwise satisfied, Cardinal Health and its shareholders may not be able to rely on the ruling or the opinions of tax counsel and could be subject to significant tax liabilities. Notwithstanding the private letter ruling and opinions of tax counsel, the IRS could determine on audit that the separation is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct, have been violated or if it disagrees with the conclusions in the opinions that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of Cardinal Health or us after the separation. If the separation is determined to be taxable for United States federal income tax purposes, Cardinal Health and its shareholders that are subject to United States federal income tax could incur significant United States federal income tax liabilities and we could incur significant liabilities.

Our success depends on our ability to recruit and retain key personnel.

Our success depends on the continued contributions of our senior management and other key research and development, sales, marketing and operations personnel. Experienced personnel in our industry are in high demand and competition for their talents is intense. If we are unable to recruit and retain key personnel, our business may be harmed. Achieving this objective may be difficult due to many factors, including the intense competition for such highly skilled personnel, fluctuations in global economic and industry conditions, changes in our senior management, competitors' hiring practices, and the effectiveness of our compensation programs. If we are unable to attract, retain and motivate such personnel in sufficient numbers and on a timely basis, we may experience difficulty in implementing our business strategy, which could have an adverse effect on our results of operations and financial condition.

Our business and stock price may be adversely affected if our internal control over financial reporting is not effective.

Under Section 404 of the Sarbanes-Oxley Act of 2002 and rules promulgated by the SEC, companies are required to conduct a comprehensive evaluation of their internal control over financial reporting. As part of this process, we are required to document and test our internal control over financial reporting; our management is required to assess and issue a report concerning our internal control over financial reporting; and our independent registered public accounting firm is required to attest to and report on management's assessment and the effectiveness our internal control over financial reporting. Management's assessment of our internal control over financial reporting as of June 30, 2012, identified a material weakness related to our accounting for our dispensing sales-type leases. This material weakness could lead to a loss of investor confidence and could have a negative impact on the trading price of our common stock. As described in "Item 9A Controls and Procedures — Management's Report on Internal Control Over Financial Reporting," we have developed and implemented new control procedures regarding our accounting for sales-type leases, including the revised fair value estimation process for our leased assets, and we concluded that we had remediated this material weakness as of June 30, 2013. We will need to monitor and evaluate these procedures to ensure that they are operating effectively. We may be at risk for future material weaknesses, particularly if these new procedures do not operate effectively. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, which could cause us to fail to meet our reporting obligations, lead to a loss of investor confidence and have a negative impact on the trading price of our common stock.

Risks Related to Our Common Stock

Your percentage of ownership in us may be diluted in the future.

As with any publicly-traded company, your percentage ownership in us may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we expect will be granted to our directors, officers and employees.

Our stock price may fluctuate significantly.

The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

- actual or anticipated fluctuations in our operating results;
- changes in earnings estimated by securities analysts or our ability to meet those estimates;
- the operating and stock price performance of comparable companies; and
- domestic and foreign economic conditions.

Certain provisions in our amended and restated certificate of incorporation and amended and restated by-laws, and of Delaware law, may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation, our amended and restated by-laws and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

- the inability of our stockholders to call a special meeting;
- rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;
- the right of our board to issue preferred stock without stockholder approval;
- the division of our board of directors into three classes of directors, with each class serving a staggered three-year term;
- a provision that stockholders may only remove directors with cause;
- the ability of our directors, and not stockholders, to fill vacancies on our board of directors; and
- the requirement that stockholders holding at least 80% of our voting stock are required to amend certain provisions in our amended and restated certificate of incorporation and our amended and restated by-laws relating to the number, term and election of our directors, the filling of board vacancies, stockholder notice procedures and the calling of special meetings of stockholders.

Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our company and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal executive offices are located in a facility that we own in San Diego, California. At June 30, 2013, we owned or leased a total of approximately 3.4 million square feet of facility space worldwide to handle manufacturing, production, assembly, research, quality assurance testing, distribution, packaging, and administrative functions. At June 30, 2013, we had 18 manufacturing facilities of which 9 were located in the United States. We consider our operating facilities to be well-maintained and suitable for the operations conducted in them. We periodically evaluate our operating facilities and we may make additions, improvements and consolidations, when appropriate. None of our facilities experienced any significant idle time during fiscal year 2013.

The following table summarizes our facilities that are greater than 10,000 square feet by segment and by country as of June 30, 2013:

	Square Feet (in thousands)		Number of
	Leased	Owned	Facilities
Medical Systems[1]			
Australia	20	—	1
Brazil	—	56	1
Canada	26	—	1
Germany	165	104	8
India	12	—	1
Italy	—	115	1
Malaysia	19	—	1
Mexico	226	319	2
Netherlands	11	—	1
New Zealand	12	—	1
South Africa	16	—	1
Switzerland	22	—	1
United Kingdom	58	21	5
United States	901	472	11
Medical Systems Total	1,488	1,087	36
Procedural Solutions[1]			
Dominican Republic	—	35	1
United States	742	70	9
Procedural Solutions Total	742	105	10
Total	2,230	1,192	46

[1] Certain of the facilities included in the table are utilized by more than one segment.

ITEM 3. LEGAL PROCEEDINGS

See note 13 to the audited consolidated financial statements for a summary of legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "CFN".

The price range per share of our common stock presented below represents the highest and lowest sales prices for our common stock on the NYSE during each quarter of the two most recent fiscal years.

Fiscal 2013	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High	$28.73	$29.07	$35.00	$38.48
Low	$23.93	$26.04	$28.77	$32.48
Fiscal 2012				
High	$28.24	$26.00	$26.38	$27.28
Low	$22.01	$22.66	$22.55	$23.79

As of August 1, 2013, there were 12,184 stockholders of record and 214,376,904 outstanding shares of common stock, and the closing price of our common stock on the NYSE was $38.95.

Dividends

We currently intend to retain any earnings to finance research and development, acquisitions and the operation and expansion of our business, and we do not anticipate paying any cash dividends for the foreseeable future. In addition, we use our excess cash to fund our share repurchase program. The declaration and payment of any dividends in the future by us will be subject to the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors. Moreover, should we pay any dividends in the future, there can be no assurance that we will continue to pay such dividends.

Performance Graph

This performance graph is furnished and shall not be deemed "filed" with the SEC or subject to Section 18 of the Exchange Act, nor shall it be deemed incorporated by reference in any of our filings under the Securities Act of 1933, as amended.

The following graph compares the cumulative total stockholders return on our common stock from September 1, 2009, when "regular way" trading in our common stock began on the NYSE, through June 30, 2013, with the comparable cumulative total return of the S&P 500 index and S&P 500 Health Care index. The graph assumes that $100 was invested in our common stock and each index on September 1, 2009. In addition, the graph assumes the reinvestment of all dividends paid. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



COMPARISON OF CUMULATIVE TOTAL RETURN
CareFusion Corporation
S&P 500 Index
S&P 500 Health Care Index
$190
$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
9/1/2009
6/30/2010
6/30/2011
6/30/2012
6/30/2013

The following table shows total indexed return of stock price plus reinvestments of dividends, assuming an initial investment of $100 at September 1, 2009, for the indicated periods.

Fiscal Year	9/1/2009	6/30/2010	6/30/2011	6/30/2012	6/30/2013
CareFusion Corporation	$100	$114	$137	$129	$185
S&P 500 Index	100	105	137	145	175
S&P 500 Health Care Index	100	102	131	144	184

Purchases of Equity Securities

The following table contains information about our company's purchases of equity securities during the quarter ended June 30, 2013:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program[1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Publicly Announced Program[2]
April 1 – 30, 2013	2,524,964	$34.51	2,524,964	$201
May 1 – 31, 2013	2,277,178	$34.70	2,277,178	122
June 1 – 30, 2013	3,242,267	$37.63	3,242,267	—
Total	8,044,409	$35.82	8,044,409	$ —

[1] In February 2012, we announced that our Board of Directors had approved a share repurchase program authorizing the repurchase of up to $500 million of our common stock through open market and private transactions. This share repurchase program was completed in June 2013. Under this program, we repurchased a total of 11.4 million shares of our common stock for an aggregate of $400 million (excluding commissions and fees) during the fiscal year ended June 30, 2013 and a total of 15.3 million shares of our common stock for an aggregate of $500 million (excluding commissions and fees) as of June 30, 2013.

[2] Dollars in millions.

ITEM 6. SELECTED FINANCIAL DATA

The following table presents our selected historical condensed consolidated and combined financial data. The condensed consolidated statements of income data for each of the three fiscal years in the period ended June 30, 2013 and the condensed consolidated balance sheet data as of June 30, 2013 and 2012 are derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

The condensed combined statements of income data for the fiscal year ended June 30, 2010 and the condensed balance sheet data as of June 30, 2011 are derived from our audited financial statements that are not included in this Form 10-K.

The condensed combined statements of income data for the fiscal year ended June 30, 2009 and the condensed combined balance sheet data as of June 30, 2010 and 2009 are derived from our unaudited financial statements that are not included in this Form 10-K.

Until our separation from Cardinal Health on August 31, 2009, CareFusion Corporation was a wholly owned subsidiary of Cardinal Health. Accordingly, our historical financial information for the fiscal year ended June 30, 2009 and prior years does not reflect our results as a separate, stand-alone company. In connection with the spinoff, Cardinal Health retained certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the United States markets that were historically managed by us prior to the spinoff and were part of the clinical and medical products business of Cardinal Health. These lines of businesses are reflected in the financial information included throughout this Annual Report on Form 10-K as discontinued operations. Since the spinoff, in furtherance of our business strategy, we have taken steps to expand our product offerings through acquisitions and to divest non-core businesses. The results of our Audiology business, International Surgical Products business and our Nicolet neurodiagnostics business, which we divested in October 2009, April 2011 and July 2012, respectively, are also reflected as discontinued operations. See note 2 to the audited consolidated financial statements.

The selected historical condensed consolidated and combined financial and other operating data presented below should be read in conjunction with our audited consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. Our consolidated financial information may not be indicative of our future performance.

	At or for the Fiscal Year Ended June 30, [1,2]				
(in millions)	**2013**	**2012**	**2011**	**2010**	**2009**
Statements of Income Data[6]:					
Revenue	$3,550	$3,598	$3,440	$3,377	$3,080
Gross Margin	1,850	1,804	1,768	1,691	1,578
Operating Income[3]	619	574	504	450	437
Income before Income Tax	543	487	425	345	342
Income from Continuing Operations	389	361	299	161	288
Income (Loss) from Discontinued Operations, Net of Tax[4]	(4)	(68)	(50)	33	294
Net Income	385	293	249	194	582
Basic Earnings (Loss) per Common Share:					
Continuing Operations	1.76	1.62	1.34	0.73	1.31
Discontinued Operations	(0.02)	(0.31)	(0.23)	0.15	1.33
Basic Earnings per Common Share	1.74	1.31	1.11	0.88	2.63
Diluted Earnings (Loss) per Common Share:					
Continuing Operations	1.74	1.60	1.32	0.72	1.31
Discontinued Operations	(0.02)	(0.30)	(0.22)	0.15	1.33
Diluted Earnings per Common Share	1.72	1.30	1.10	0.87	2.63
Weighted-Average Number of Common Shares Outstanding[5]:					
Basic	221.2	223.7	222.8	221.5	220.5
Diluted	224.0	226.0	225.1	223.0	220.5
Balance Sheet Data[6]:					
Total Assets	$8,553	$8,488	$8,185	$7,900	$8,305
Long-Term Obligations, less Current Portion and Other Short-Term Borrowings[7]	1,444	1,151	1,387	1,386	1,159
Total Stockholders' Equity or Parent Company Investment	5,386	5,231	5,070	4,676	5,423

[1] Amounts reflect business combinations for all periods presented. See note 3 to the audited consolidated financial statements for further information regarding the impact of acquisitions.

[2] Amounts reflect restructuring and acquisition integration charges for all periods presented. Restructuring and acquisition integration charges were $18 million, $33 million, $64 million, $15 million, and $69 million, in fiscal years 2013, 2012, 2011, 2010, and 2009, respectively.

[3] During the fiscal year ended June 30, 2013, we recorded a $41 million charge to establish a reserve in connection with the agreement in principle to resolve the previously disclosed government investigations related to prior sales and marketing practices for our ChloraPrep skin preparation product and relationships with healthcare professionals. The agreement in principle remains subject to several conditions, and the amount and timing of the payment are subject to the final terms of the settlement agreement.

[4] A summary of our discontinued operations is presented in note 2 to the audited consolidated financial statements.

[5] For fiscal year 2009, basic and diluted earnings per common share are computed using the number of shares of common stock outstanding on August 31, 2009, the date on which CareFusion common stock was distributed to shareholders of Cardinal Health.

[6] Fiscal year 2009 statement of income data, and fiscal years 2010 and 2009 balance sheet data are unaudited.

[7] Includes the long-term portion of debt allocated from Cardinal Health. Total debt allocated by Cardinal Health was $1,281 million as of June 30, 2009.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis of financial condition and results of operations ("MD&A") presented below refer to and should be read in conjunction with the audited consolidated financial statements and related notes included in this Annual Report on Form 10-K.

Unless the context otherwise requires, references to "CareFusion Corporation", "CareFusion", "we", "us", "our" and "our company" refer to CareFusion Corporation and its consolidated subsidiaries. References in this Annual Report on Form 10-K to "Cardinal Health" refers to Cardinal Health, Inc. and its consolidated subsidiaries.

Overview

We are a global medical technology company with proven and industry-leading products and services designed to measurably improve the safety, quality, efficiency and cost of healthcare. We offer a comprehensive portfolio of products in the areas of medication management, infection prevention, operating room ("OR") effectiveness, respiratory care and surveillance and analytics. Our offerings include established brands used in hospitals throughout the United States and approximately 130 countries worldwide. Our strategy is to enhance growth by focusing on healthcare safety and productivity, driving innovation and clinical differentiation, accelerating our global growth and pursuing strategic opportunities.

Our primary customers in the United States include hospitals, ambulatory surgical centers, clinics, long-term care facilities and physician offices. For the fiscal years ended June 30, 2013 and 2012, we generated revenue of $3.55 billion and $3.60 billion, respectively. We generated income from continuing operations of $389 million in fiscal year 2013 and $361 million in fiscal year 2012. Approximately 22% of our fiscal year 2013 revenue was from customers outside of the United States.

We were incorporated in Delaware on January 14, 2009 for the purpose of holding the clinical and medical products businesses of Cardinal Health in anticipation of spinning off from Cardinal Health. We completed the spinoff from Cardinal Health on August 31, 2009.

We have incurred one-time expenditures in connection with the separation from Cardinal Health (capital and expense), primarily associated with employee-related costs, costs to start up certain stand-alone functions and information technology systems and other one-time transaction related costs. In fiscal years 2012 and 2011, we incurred approximately $3 million and $80 million, respectively, of these one-time expenditures. We have funded these costs through cash from operations and cash on hand. The capital portion of these expenditures is amortized over their useful lives and the other expenditures are expensed as incurred, depending on their nature. We did not incur any expense associated with the separation in fiscal year 2013, and we believe that all substantive expenditures associated with standing up operations from the spinoff are complete.

Additionally, we have incurred increased costs as an independent, publicly-traded company, primarily as a result of higher charges than in the past from Cardinal Health for transition services and from establishing or expanding the corporate support for our businesses, including information technology, human resources, treasury, tax, risk management, accounting and financial reporting, investor relations, legal, procurement and other services. We believe cash flow from operations will be sufficient to fund these additional corporate expenses going forward.

Factors Affecting Our Results of Operations

The Overall Global Economic Environment, Industry Growth and Trends

Healthcare-related industries are generally less susceptible than some other industries to fluctuations in the overall economic environment. However, some of our businesses rely on capital spending from our customers (primarily hospitals), which can be influenced by a variety of economic factors, including interest rates, access to financing and endowment fluctuations. Significant changes in these economic factors can affect the sales of our capital equipment products, such as infusion pumps, dispensing equipment and ventilators. Additionally, sales volumes for some of our businesses are dependent on hospital admissions. Changes in admissions due to difficult economic times can affect our results for surgical and single-use products, such as infusion and respiratory disposable sets, surgical instruments and skin antiseptic products.

Healthcare providers globally are focused on reducing the rising costs to deliver care. As a result, hospitals have prioritized and, in some cases, constrained their capital equipment purchases. Despite seeing some improvement during fiscal year 2013, we continue to anticipate it will take time before significant market improvements are realized. Even in this environment, we believe our Medical Systems business is well positioned, and will strengthen with improvements in hospital capital equipment spending.

Since 2010, procedural volumes in acute care facilities have decreased; although procedural volumes have been relatively stable during fiscal year 2013. Procedural volumes in acute care facilities represent one indicator for the demand of the disposable products sold within our Procedural Solutions operating segment. In addition to procedural volumes, demand for many of our Procedural Solutions products is created when physicians convert their existing practices away from legacy methods and adopt our clinically differentiated products. As a result, we believe our clinically differentiated product revenue has consistently outperformed trends in acute care facility procedural volumes.

Healthcare Reform

We are also affected by uncertainties in the healthcare industry related to healthcare reform. In March 2010, comprehensive healthcare reform was enacted in the United States through the passage of the Patient Protection and Affordable Health Care and the Health Care and Education Reconciliation Acts. Among other initiatives, the legislation implemented a 2.3% annual excise tax on the sales of certain medical devices in the United States, effective January 2013. As this excise tax is recorded as a selling, general and administrative expense, it has, and will continue to have, an adverse effect on our operating expenses and results of operations. In fiscal year 2013, we paid approximately $11 million related to six months of the medical device tax. We currently expect the impact of the tax to be approximately $20 million to $25 million in fiscal year 2014 and annually thereafter. In addition, as the United States federal government implements additional provisions of healthcare reform, we anticipate that Congress, regulatory agencies and certain state legislatures will continue to review and assess alternative healthcare delivery systems and payment methods with an objective of ultimately reducing healthcare costs and expanding access. The uncertainties regarding the implementation and impact of the enacted healthcare reform measures, as well as other potential reform initiatives in the future, may have an adverse effect on our customers' purchasing decisions regarding our products and services.

Global Restructuring

During fiscal year 2011 our operations were impacted by our global restructuring program. This program, announced in August 2010 (the "2011 Plan"), was designed to reduce our cost structure and streamline operations, and was initially expected to result in a reduction of approximately 700 positions. The 2011 Plan resulted in a reduction of approximately 850 positions in fiscal 2011. This program provided operating expense savings of approximately $103 million in fiscal year 2011, primarily as a result of reducing headcount and eliminating unfilled positions. Of the $103 million of savings, approximately $65 million was a result of year over year savings in selling, general and administrative expense ("SG&A") and lower cost of sales expense, and $38 million was a result of not filling open positions. The final restructuring costs associated with the 2011 Plan were $54 million and were incurred as of June 30, 2012.

Innovation and New Products

Our business strategy relies significantly on innovation to develop and introduce new products and to differentiate our products from our competitors. Our investment expense in research and development during fiscal year 2013 was $192 million, or 5% of revenues. Looking forward, we remain committed to producing a pipeline of innovative products to continue to support our growth strategies. Our internal and external investments will be focused on initiatives that we believe will offer the greatest opportunity for growth and profitability. With a significant investment in research and development, a strong focus on innovation and a well-managed innovation process, we believe we can continue to innovate and grow. If, however, our future innovations are not successful in meeting customers' needs or prove to be too costly versus their perceived benefit, our growth may slow.

International and Foreign Exchange

We sell our products in approximately 130 countries and manufacture our products in seven countries in North America, Europe, and Latin America. Due to the global nature of our business, our revenue and expenses are influenced by foreign exchange movements. In fiscal year 2013, approximately 16% of our sales were in currencies other than the United States dollar. Increases or decreases in the value of the United States dollar compared to other currencies will affect our reported results as we translate those currencies into United States dollars. The percentage of fiscal year 2013 sales by major currencies was as follows:

United States Dollar	84%
Euro	7%
British Pound	4%
All Other	5%
	100%

Acquisitions and Divestitures

Acquisitions have historically played a role in our growth, and we have made several significant acquisitions in the last five years. Our business was formed principally through a series of acquisitions by Cardinal Health of established healthcare companies, including the acquisition in 2007 of VIASYS Healthcare Inc. ("Viasys"), a developer of respiratory care systems, and the acquisition in 2008 of the assets of Enturia, Inc. ("Enturia"), a manufacturer of skin-antiseptic products. Since our spinoff from Cardinal Health,we have taken steps to expand and refine our product offerings, including through the acquisitions and divestitures described below.

Acquisitions:

Date	Business
May 2010	Medegen, a manufacturer of clinically differentiated IV needleless access valves and administration sets, including our MaxGuard and MaxPlus products
April 2011	Vestara, a developer of technology solutions that enable the safe, efficient disposal and tracking of environmentally sensitive pharmaceutical waste
August 2011	Rowa, a German based company specializing in robotic medication storage and retrieval systems for retail and hospital pharmacies
April 2012	PHACTS, a technology and consulting company that helps hospital pharmacies better manage inventory, reduce pharmaceutical costs, and streamline operations
June 2012	UK Medical Holdings, a leading distributor of specialized medical products to the National Health Service and private healthcare sector in the United Kingdom
November 2012	Intermed, a leading respiratory technologies company based in Brazil

Divestitures:

Date	Business
October 2009	Audiology, a manufacturer and marketer of hearing diagnostic equipment
May 2010	Research Services, a clinical trial service provider to pharmaceutical firms
March 2011	OnSite Services, a surgical instrument management and repair service provider
April 2011	International Surgical Products, a distributor of medical supplies and surgical products outside the United States
July 2012	Nicolet, a manufacturer of neurodiagnostic monitoring equipment

Acquired In-Process Research and Development

During fiscal year 2010 we acquired and capitalized $45 million of in-process research and development ("IPR&D") related to our acquisition of Medegen. The value of this IPR&D was calculated based on a discounted cash flow method, which involved a number of significant assumptions, including timing of product deployment, revenues, margin, and associated discount rates. Effective July 1, 2009, IPR&D associated with business combinations is initially recorded in the balance sheet at fair value and tested for impairment annually until it is put into service. Prior to July 1, 2009, all acquired IPR&D was expensed immediately. See note 10 to the audited consolidated financial statements.

The IPR&D associated with Medegen is related to certain products that are under development and are expected to be launched in the next one to two years. Completion of these products is subject to certain regulatory approvals and logistics surrounding manufacturing the end products cost effectively. The value of this IPR&D is reviewed for impairment annually or as changes in circumstance or the occurrence of events suggest that the remaining value may not be recoverable.

Product Quality and Recalls

Product quality, particularly in life saving and sustaining technologies, plays a critical role in our success. A quality or safety issue may result in public warning letters, product recalls or seizures, monetary sanctions, consent decrees, injunctions to halt manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant clearances or approvals or delays in granting such clearances or approvals, import detentions of products made outside the United States, restrictions on operations or withdrawal or suspension of existing approvals. Any of the foregoing events could disrupt our business and have an adverse effect on our results of operations and financial condition. In addition, recalls may negatively affect sales due to customer concerns about product quality. For the fiscal years ended June 30, 2013 and 2011, net charges related to product recalls were not material. For the fiscal year ended June 30, 2012, net charges related to product recalls were $23 million.

We are operating under an amended consent decree with the FDA related to our infusion pump business in the United States. We entered into a consent decree with the FDA in February 2007 related to our Alaris SE pumps, and in February 2009, we and the FDA amended the consent decree ("amended consent decree") to include all infusion pumps manufactured by or for CareFusion 303, Inc., our subsidiary that manufactures and sells infusion pumps in the United States. The amended consent decree does not apply to intravenous administration sets and accessories.

While we remain subject to the amended consent decree, which includes the requirements of the consent decree, we have made substantial progress in our compliance efforts. In accordance with the consent decree, we reconditioned Alaris SE pumps that had been seized by the FDA, remediated Alaris SE pumps in use by customers, and had an independent expert inspect the Alaris SE pump facilities and provide a certification to the FDA as to compliance. As result of these efforts, in January 2010, we announced that the FDA had given us permission to resume the manufacturing and marketing of our Alaris SE pumps. In accordance with the amended consent decree, and in addition to the requirements of the original consent decree, we also implemented a corrective action plan to bring the Alaris System and all other infusion pumps in use in the United States market into compliance, had our infusion pump facilities inspected by an independent expert, and had our recall procedures and all ongoing recalls involving our infusion pumps inspected by an independent recall expert. In July 2010, the FDA notified us that we can proceed to the audit inspection phase of the amended consent decree, which includes the requirement to retain an independent expert to conduct periodic audits of our infusion pump facilities. The amended consent decree authorizes the FDA, in the event of any violations in the future, to order us to cease manufacturing and distributing, recall products and take other actions. We may be required to pay damages of $15,000 per day per violation if we fail to comply with any provision of the amended consent decree, up to $15 million per year.

We cannot currently predict the outcome of this matter, whether additional amounts will be incurred to resolve this matter, if any, or the matter's ultimate impact on our business. As of June 30, 2013, we do not believe that a loss is probable in connection with the amended consent decree, and accordingly, we have no reserves associated with compliance with the amended consent decree. As such, we may be obligated to pay more costs in the future because, among other things, the FDA may determine that we are not fully compliant with the amended consent decree and therefore impose penalties under the amended consent decree, and/or we may be subject to future proceedings and litigation relating to the matters addressed in the amended consent decree.

In response to infusion product recalls and the amended consent decree, we have made substantial investments in quality systems and quality personnel headcount over the past several years. While we believe that we have made significant improvements to our product quality and overall quality systems, further quality concerns, whether real or perceived, could adversely affect our results. Conversely, improving quality can be a competitive advantage and improve our results.

Infusion Business and Market Developments

Our consolidated results have also been affected by developments within our infusion business and the infusion market in the United States. For several months of fiscal year 2009, we placed a hold on shipping the Alaris System while we sought FDA clearance for a software correction. We received the required clearance in July 2009, and we subsequently resumed shipments. This shipping hold resulted in a negative impact on our infusion revenues in fiscal year 2009. When we released the shipping hold in July 2009, we saw higher demand, which resulted in higher revenues for fiscal year 2010.

Because of safety concerns, the FDA has increased its scrutiny of infusion pumps. During fiscal year 2011, three of our competitors recalled their infusion pumps to correct safety concerns. In addition, a fourth was ordered by the FDA to recall and destroy as many as 200,000 of its infusion pumps and to provide refunds to its customers or replace pumps at no cost. As a result, there was increased demand for infusion pumps in the United States in fiscal year 2011 and 2012, as healthcare providers sought to replace or upgrade their existing equipment. We experienced increased demand for our infusion pumps as a result, which contributed to higher infusion revenues for fiscal year 2011 and 2012. In order to successfully compete in this business environment, we temporarily discounted the pricing on our infusion pumps, in some cases up to 30% or more. In late fiscal year 2013, a competitor that recalled infusion pumps during fiscal year 2011, recalled additional infusion pumps to correct safety concerns, and it announced that it would stop selling several of its infusion pumps in the United States and seek to retire its older pump technologies from the market. As a result, we believe we may experience increased demand for our infusion pumps in the United States. In order to maximize this potential opportunity, we may again temporarily discount the pricing on our infusion pumps, particularly if our competitors offer discounted or free pumps to customers.

Income Taxes

Prior to the spinoff, our operations were included in Cardinal Health's United States federal and state tax returns or non-United States jurisdictions tax returns. In connection with the spinoff, we and Cardinal Health entered into a tax matters agreement that governs the parties' respective rights, responsibilities and obligations with respect to taxes. The tax matters agreement generally provides that the control of audit proceedings and payment of any additional liability related to our business is our responsibility.

For the period July 1, 2009 through the spinoff date from Cardinal Health on August 31, 2009, our operations were included in the consolidated income tax returns of Cardinal Health, however, income taxes were calculated and provided for CareFusion on a separate return basis for fiscal year 2010. Commencing with the period beginning September 1, 2009, we began to file stand-alone income tax returns in the United States federal jurisdiction, various United States state jurisdictions and various foreign jurisdictions.

Basis of Presentation

The audited consolidated financial statements reflect the consolidated operations of CareFusion Corporation and its subsidiaries as a separate, stand-alone entity subsequent to August 31, 2009. Periods presented prior to our August 31, 2009 spinoff from Cardinal Health have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Cardinal Health. Certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the United States markets that were historically managed by us prior to the spinoff and were part of the clinical and medical products business of Cardinal Health, were retained by Cardinal Health as a result of the spinoff and are presented in these financial statements as discontinued operations. Our consolidated financial statements do not necessarily reflect what the results of operations, financial position and cash flows would have been had we operated as an independent, publicly-traded company during the periods prior to the spinoff from Cardinal Health.

Leading up to our spinoff from Cardinal Health, we organized our business into two reportable segments: Critical Care Technologies and Medical Technologies and Services. During the quarter ended September 30, 2011, we realigned our business into two new global operating and reportable segments, Medical Systems and Procedural Solutions, in order to reduce complexity, provide clearer governance for our investments and make it easier for our customers to do business with us. Additionally, during the quarter ended September 30, 2012, we combined our respiratory diagnostics products with the Respiratory Technologies business line within the Medical Systems segment. Our respiratory diagnostics products had previously been reported within the Procedural Solutions segment as "Other." Financial information for all periods presented have been reclassified to reflect these changes to our operating and reportable segments.

The Medical Systems segment is organized around our medical equipment business lines. Within the Medical Systems segment, we operate our Dispensing Technologies, Infusion Systems and Respiratory Technologies business lines. The Dispensing Technologies business line includes equipment and related services for medication and supply dispensing. The Infusion Systems business line includes infusion pumps and dedicated disposable infusion sets and accessories. The Respiratory Technologies business line includes respiratory ventilators and dedicated disposable ventilator circuits and accessories, as well as our respiratory diagnostics products. We also include our data mining surveillance service business within the Medical Systems segment, which we report as "Other."

The Procedural Solutions segment is organized around our disposable products business lines. Within the Procedural Solutions segment, we operate our Infection Prevention, Medical Specialties and Specialty Disposables business lines. The Infection Prevention business line includes single-use skin antiseptic and other patient-preparation products and non-dedicated disposable IV infusion administration sets and accessories. The Medical Specialties business line includes interventional specialty products used for biopsy, drainage and other procedures, as well as reusable surgical instruments. The Specialty Disposables business line includes non-dedicated disposable ventilator circuits and oxygen masks used in respiratory therapy.

CONSOLIDATED RESULTS OF OPERATIONS

Fiscal Year Ended June 30, 2013 Compared to Fiscal Year Ended June 30, 2012

Below is a summary of comparative results of operations and a more detailed discussion of results for the fiscal years ended June 30, 2013 and 2012:

	Fiscal Year Ended June 30,		
(in millions)	2013	2012	Change
Revenue	$3,550	$3,598	$(48)
Cost of Products Sold	1,700	1,794	(94)
Gross Margin	1,850	1,804	46
Selling, General and Administrative Expenses	980	1,033	(53)
Research and Development Expenses	192	164	28
Restructuring and Acquisition Integration Charges	18	33	(15)
Reserve for Expected Government Settlement	41	—	41
Operating Income	619	574	45
Interest Expense and Other, Net	76	87	(11)
Income Before Income Taxes	543	487	56
Provision for Income Taxes	154	126	28
Income from Continuing Operations	389	361	28
Discontinued Operations			
Loss from the Disposal of Discontinued Businesses, Net of Tax	—	(78)	78
Income (Loss) from the Operations of Discontinued Businesses, Net of Tax	(4)	10	(14)
Loss from Discontinued Operations, Net of Tax	(4)	(68)	64
Net Income	$ 385	$ 293	$ 92

Revenue

The following table presents the revenue information for select business lines within each of our reportable segments for the fiscal years ended June 30, 2013 and 2012:

	Fiscal Year Ended June 30,		
(in millions)	2013	2012	Change
Medical Systems			
Dispensing Technologies	$ 993	$1,038	$ (45)
Infusion Systems	916	955	(39)
Respiratory Technologies[1]	393	420	(27)
Other	27	26	1
Total Medical Systems	$2,329	$2,439	$(110)
Procedural Solutions			
Infection Prevention	$ 594	$ 576	$ 18
Medical Specialties	344	317	27
Specialty Disposables	283	266	17
Total Procedural Solutions	$1,221	$1,159	$ 62
Total CareFusion	$3,550	$3,598	$ (48)

[1] Includes our respiratory diagnostics products. See note 1 to the consolidated financial statements.

Revenue in our Medical Systems segment decreased 5% to $2,329 million compared to the prior fiscal year. The decrease was primarily a result of decreased revenues in the Dispensing Technologies ($45 million), Infusion Systems ($39 million), and Respiratory Technologies ($27 million) business lines.

Revenue in the Dispensing Technologies business line decreased $45 million to $993 million, primarily due to a decrease in the volume of equipment installations in advance of a new product release. Revenue in the Infusion Systems business line decreased $39 million to $916 million, primarily due to the net impact of a decrease in the volume of pump installations offset in part by an increase in equipment pricing and in dedicated disposable volumes. Revenue in the Respiratory Technologies business line decreased $27 million to $393 million as a result of continued constraints on hospital capital spending in the current year.

Revenue in our Procedural Solutions segment increased 5% to $1,221 million compared to the prior fiscal year. The increase in Procedural Solutions revenue was due to growth in the Medical Specialties ($27 million), Infection Prevention ($18 million), and Specialty Disposables ($17 million) business lines.

Revenue in the Infection Prevention business line increased by $18 million to $594 million as a result of increased sales of skin preparation products and non-dedicated infusion disposables. Revenue in the Medical Specialties business line increased by $27 million to $344 million primarily as a result of international expansion and continued strength in pleural drainage and biopsy categories. Increased revenue in the Specialty Disposables business line of $17 million to $283 million, is primarily attributable to an increase in demand as a result of a heavier flu season during the current year and increased distribution activities for bronchial hygiene products.

Gross Margin and Cost of Products Sold

Gross margin increased 3% to $1,850 million compared to the prior fiscal year. As a percentage of revenue, gross margin was 52.1% and 50.1% for fiscal year 2013 and 2012, respectively.

The increase in gross margin was primarily the result of infusion capital pricing improvements, manufacturing savings, and lower recall charges compared to prior year. Favorable manufacturing cost reductions had a positive impact on gross margin as a percentage of revenue. Manufacturing savings resulted from: (a) cost benefits recognized through strategic sourcing of raw materials; (b) manufacturing efficiencies associated with lean transformation; and (c) reduced overhead spending.

Selling, General and Administrative and Research and Development Expenses

SG&A and Research and Development expenses decreased 2% to $1,172 million compared to the prior fiscal year. The decrease was primarily due to savings associated with restructuring activities and a reduction in the amortization of intangible assets. These decreases were partially offset by the onset of the new medical device excise tax that was implemented in fiscal year 2013 as part of the healthcare reform in the United States and the costs associated with the operations of Intermed and UK Medical.

R&D expenses increased 17% to $192 million compared to the prior fiscal year as we continue to invest in next generation platforms primarily in each of our Medical Systems business lines.

Restructuring and Acquisition Integration Charges

Restructuring and acquisition integration charges decreased $15 million to $18 million compared to the prior fiscal year. We periodically incur costs to implement smaller restructuring efforts for specific operations. These restructuring plans focus on various aspects of operations, including closing and consolidating certain manufacturing operations, rationalizing headcount and aligning operations in the most strategic and cost-efficient structure.

Operating Income

Operating income increased $45 million, or 8%, to $619 million compared to the prior fiscal year.

Segment profit in our Medical Systems segment increased $32 million to $471 million compared to the prior fiscal year. The 7% increase in segment profit was primarily driven by manufacturing costs savings, improved infusion capital pricing, lower recall charges compared to the prior year, and a 5% reduction in SG&A, offset by a 17% increase in R&D expenses.

Segment profit in the Procedural Solutions segment increased $54 million to $189 million compared to the prior fiscal year. The 40% increase in segment profit was primarily attributable to increased gross margin and reductions in restructuring and acquisition integration charges as compared to the prior year.

Interest Expense and Other

Interest expense and other, net decreased 13% to $76 million compared to the prior fiscal year. This decrease was primarily due to lower interest expenses associated with our senior debt.

Provision for Income Taxes

Income tax expense increased by $28 million to $154 million compared to the prior fiscal year. The effective tax rate for fiscal year 2013 was 28.3% compared to 25.9% for fiscal year 2012. The increase in the effective tax rate was primarily due to changes in our business income mix by jurisdiction and an increase in tax expense as a result of the reserve for the expected government settlement accrued during the fiscal year ended June 30, 2013, a portion of which is not deductible.

We are currently before the IRS Appeals office for the fiscal years 2003 through 2007, and we are engaged in substantive discussions with the IRS Appeals office related to our 2003 through 2005 fiscal years. During the quarter ended June 30, 2013, we and Cardinal Health entered into a closing agreement with the IRS to effectively settle the matters related to the transfer of intellectual property among our subsidiaries for fiscal years 2003 through 2005. We expect to resolve the remaining matters related to fiscal years 2003 through 2005 within the next twelve months.

During the quarter ended September 30, 2011, we commenced the tax audit for the fiscal years 2008 and 2009 and the short period July 1, 2009 through August 31, 2009 as part of Cardinal Health's tax audit of its federal consolidated returns for fiscal years 2008 through 2010. During the quarter ended December 31, 2011, the IRS commenced the tax audit for the short period September 1, 2009 through June 30, 2010. Furthermore, during the quarter ended June 30, 2013, the IRS commenced the tax audit for fiscal year 2011.

We believe that we have provided adequate contingent tax reserves for these matters. However, if upon the conclusion of these audits, the ultimate determination of taxes owed is for an amount that is materially different than our current reserves, our overall tax expense and effective tax rate may be materially impacted in the period of adjustment.

For additional detail regarding the provision for income taxes, see note 12 to the consolidated financial statements.

Loss from Discontinued Operations, Net of Tax

Loss from discontinued operations, net of tax totaled $4 million for fiscal year 2013 compared to loss from discontinued operations of $68 million for fiscal year 2012. The change is a result of a loss from the disposal of the Nicolet business, which we classified as discontinued operations during fiscal year 2012 and divested in July 2012.

On July 1, 2012 we completed the sale of the Nicolet business, resulting in an additional $4 million loss recorded in discontinued operations, primarily related to the tax impact from the sale.

See note 2 to the consolidated financial statements for further information related to these discontinued operations.

Fiscal Year Ended June 30, 2012 Compared to Fiscal Year Ended June 30, 2011

Below is a summary of comparative results of operations and a more detailed discussion of results for the fiscal years ended June 30, 2012 and 2011:

(in millions)	Fiscal Year Ended June 30, 2012	2011	Change
Revenue	$3,598	$3,440	$158
Cost of Products Sold	1,794	1,672	122
Gross Margin	1,804	1,768	36
Selling, General and Administrative Expenses	1,033	1,067	(34)
Research and Development Expenses	164	146	18
Restructuring and Acquisition Integration Charges	33	64	(31)
Gain on the Sale of Assets	—	(13)	13
Operating Income	574	504	70
Interest Expense and Other, Net	87	79	8
Income Before Income Taxes	487	425	62
Provision for Income Taxes	126	126	—
Income from Continuing Operations	361	299	62
Discontinued Operations			
Loss from the Disposal of Discontinued Businesses, Net of Tax	(78)	(45)	(33)
Income (Loss) from the Operations of Discontinued Businesses, Net of Tax	10	(5)	15
Loss from Discontinued Operations, Net of Tax	(68)	(50)	(18)
Net Income	$ 293	$ 249	$ 44

Revenue

The following table presents the revenue information for select business lines within each of our reportable segments for the fiscal years ended June 30, 2012 and 2011:

(in millions)	Fiscal Year Ended June 30, 2012	2011	Change
Medical Systems			
Dispensing Technologies	$1,038	$ 910	$128
Infusion Systems	955	889	66
Respiratory Technologies[1]	420	391	29
Other	26	24	2
Total Medical Systems	$2,439	$2,214	$225
Procedural Solutions[2]			
Infection Prevention	$ 576	$ 568	$ 8
Medical Specialties	317	322	(5)
Specialty Disposables	266	304	(38)
Other[3]	—	32	(32)
Total Procedural Solutions	$1,159	$1,226	$ (67)
Total CareFusion	$3,598	$3,440	$158

[1] Includes the respiratory diagnostics product line. See note 1 to the consolidated financial statements.

[2] Reflects the impact of businesses reclassified to discontinued operations. See note 2 to the consolidated financial statements.

[3] Reflects the impact of the divestiture of OnSite Services which was historically part of our Procedural Solutions segment.

Revenue in our Medical Systems segment increased 10% to $2,439 million compared to the prior fiscal year. Revenue increased largely as a result of increased sales of $128 million and $66 million for our Dispensing Technologies and Infusion Systems business lines, respectively.

Revenue in our Dispensing Technologies business line increased $128 million primarily as a result of new business from competitive displacements, increased renewals and upgrades from existing customers, and the year over year impact of our acquisition of Rowa ($79 million).

Revenue in our Infusion Systems business line increased $66 million as a result of organic business growth in both capital and dedicated disposable products and continued sales growth and demand for our infusion pumps.

Revenue in our Procedural Solutions segment decreased by 5% to $1,159 million compared to the prior fiscal year. The revenue decrease is primarily attributable to decreased revenues from the Specialty Disposables business line ($38 million) and the impact of the sale of the Onsite Services business, which had $32 million in sales in the prior year. These decreases were partially offset by year over year growth in our Infection Prevention business line ($8 million).

Gross Margin and Cost of Products Sold

Gross margin increased 2% to $1,804 million compared to the prior fiscal year. As a percentage of revenue, gross margin was 50.1% and 51.4% for fiscal year 2012 and 2011, respectively.

The overall increase in gross margin was primarily the result of higher sales associated with our Infusion Systems and Dispensing Technologies business lines. Margin as a percentage of revenue decreased primarily as a result of temporarily discounting the pricing on our infusion pumps. During fiscal 2012, a large infusion pump manufacturer was required to remove one of its product lines from the market in connection with a FDA recall. In order to successfully compete in this business environment, we temporarily discounted the pricing on our infusion pumps, in some cases up to 30% or more.

Selling, General and Administrative and Research and Development Expenses

SG&A and Research and Development expenses decreased 1% to $1,197 million compared to the prior fiscal year. The decrease was primarily due to a decrease in SG&A expenses ($34 million) primarily related to lower one-time costs associated with our spinoff from Cardinal Health incurred in fiscal year 2012 compared to costs incurred in the prior fiscal year ($47 million), and partially offset by an increase in Research and Development expenses ($18 million).

Restructuring and Acquisition Integration Charges

Restructuring and acquisition integration charges decreased $31 million to $33 million compared to the prior fiscal year primarily due to lower restructuring costs associated with the 2011 Plan ($38 million).

Operating Income

Segment profit in our Medical Systems segment increased $72 million to $439 million compared to the prior fiscal year. The 20% increase in segment profit was primarily driven by higher revenue in our Infusion Systems and Dispensing Technologies business lines.

Segment profit in our Procedural Solutions segment increased $11 million to $135 million compared to the prior fiscal year. The increase was primarily due a decrease in SG&A expenses ($36 million).

Interest Expense and Other

Interest expense and other, net increased 10% to $87 million compared to the prior fiscal year. This increase was primarily related to the impact of foreign currency exchange ($8 million).

Provision for Income Taxes

Income tax expense remained flat at $126 million compared to the prior fiscal year. The effective tax rate for fiscal year 2012 was 25.9% compared to 29.9% for fiscal year 2011. The decrease in the effective tax rate was primarily due to a decrease in discrete tax expense in fiscal year 2012 compared to the prior fiscal year as well as the change in income mix by jurisdiction.

For additional detail regarding the provision for income taxes, see note 12 to the consolidated financial statements.

Loss from Discontinued Operations, Net of Tax

Loss from discontinued operations, net of tax totaled $68 million for fiscal year 2012 compared to loss from discontinued operations of $50 million for fiscal year 2011. The increase is a result of a loss from the disposal of the Nicolet business, which we classified as discontinued operations during fiscal year 2012 and divested in July 2012. Additionally, included in discontinued operations in the prior year are results from the International Surgical Products business, which was sold on April 1, 2011.

See note 2 to the consolidated financial statements for further information related to these discontinued operations.

Liquidity and Capital Resources

Overview

Historically, we have generated, and expect to continue to generate, positive cash flow from operations. Cash flows from operations primarily represent inflows from net income (adjusted for depreciation and other non-cash items) and outflows from investment in sales-type leases entered into, as we sell and install dispensing equipment, and other increases in working capital needed to grow the business. Cash flows from investing activities represent our investment in intellectual property and capital equipment required to grow our business, as well as acquisitions. Cash flows from financing activities primarily represent net proceeds from debt issuance, settlement of long-term borrowings, and outflows related to the share repurchase program, as discussed below.

Our cash balance at June 30, 2013 was $1,798 million. Of this balance, $1,324 million is held outside of the United States and is denominated in United States dollars as well as other currencies. In August 2012, we used $250 million of our cash balances to repay upon maturity $250 million of our outstanding senior notes. In March 2013, we issued $300 million aggregate principal amount of senior notes and received net proceeds of approximately $298 million. We believe that our current domestic cash flow from operations and domestic cash balances are sufficient to meet domestic operating needs. It is our intention to indefinitely reinvest all current and future foreign earnings in order to ensure sufficient working capital and expand existing operations outside the United States.

Additionally, we intend to fund foreign acquisitions primarily through the use of unrepatriated cash held by foreign subsidiaries. However, should our domestic cash needs exceed our current or future domestic cash flows, we could repatriate foreign cash or utilize our senior unsecured revolving credit facility, both of which would result in increased expense.

We believe that our future cash from operations together with our access to funds available under our senior unsecured revolving credit facility and the capital markets will provide adequate resources to fund both short-term and long-term operating requirements, capital expenditures, acquisitions and new business development activities.

In February 2012, we announced that our Board of Directors had approved a share repurchase program authorizing the repurchase of up to $500 million of our common stock through open market and private transactions. This share repurchase program was completed in June 2013. Under this program, we repurchased a total of 11.4 million shares of our common stock for an aggregate of $400 million (excluding commissions and fees) during the fiscal year ended June 30, 2013 and a total of 15.3 million shares of our common stock for an aggregate of $500 million (excluding commissions and fees) as of June 30, 2013. In August 2013, we announced that our Board of Directors had approved a new share repurchase program authorizing the repurchase of up to $750 million of our common stock. Under this program, we are authorized to repurchase our shares in open market and private transactions through December 2015. We expect to manage the pace of repurchases under this program based on market conditions and other relevant factors, and we currently intend to complete approximately $500 million of repurchases authorized by this program in fiscal 2014.

Sources and Uses of Cash

The following table summarizes our consolidated statements of cash flows from continuing operations for the fiscal years ended June 30, 2013, 2012, and 2011:

	Fiscal Year Ended June 30,		
(in millions)	**2013**	**2012**	**2011**
Cash Flow Provided by/(Used in)			
Operating Activities	$ 613	$ 648	$332
Investing Activities	$(171)	$(238)	$(18)
Financing Activities	$(299)	$ (99)	$ 34

Fiscal Years Ended June 30, 2013 and June 30, 2012

Net operating cash flow from continuing operations decreased $35 million to $613 million for the year ended June 30, 2013 compared to the prior year. The decrease is primarily associated with trade receivables, which contributed a year-over-year reduction in cash flow of $80 million. This decrease is attributable to stabilization achieved during fiscal year 2013 in the accounts receivable portfolio as compared to the fiscal year 2012 domestic and international collection efforts. Additionally, a decrease in cash flows within operating assets and liabilities, including accounts payable, and other accrued liabilities and other operating items resulted in a cash flow decrease of $19 million. These decreases in cash flow were offset by an increase in income from continuing operations, adjusted for the impact of non-cash items, of $7 million, and an increase in cash flow resulting from changes in inventories and sales-type leases of $57 million.

Net cash used in continuing operations from investing activities decreased $67 million for the year ended June 30, 2013 compared to the prior year primarily due to a decrease in amounts paid for acquisitions of $122 million offset by a decrease in amounts received for divestitures of $59 million. Further, activities associated with long-lived asset investments resulted in a decrease in cash outflows of $4 million.

Net cash used in continuing operations from financing activities increased $200 million for the year ended June 30, 2013 compared to the prior year. This increase is largely due to the share repurchase program, which increased to $400 million, compared to $100 million of repurchase activities during fiscal year 2012. Additionally, there was an increase in cash used in the repayment of senior notes ($250 million) upon maturity in August 2012. These increases in cash used were offset by receipt of net proceeds from the March 2013 issuance of senior notes ($298 million) and an increase in proceeds from stock option exercises, net of shares withheld for tax purposes ($61 million) as compared to the prior year.

Fiscal Years Ended June 30, 2012 and June 30, 2011

Net operating cash flow from continuing operations increased $316 million to $648 million for the year ended June 30, 2012 compared to the prior year. The increase is primarily due to the impact of cash inflows associated with trade receivables of $229 million, which is attributable to improved collections as a result of system stabilization gained post-implementation and increased focus on collections from customers in Europe. An increase in income from continuing operations of $62 million also impacted the increase in operating cash flow at June 30, 2012. Additionally, activities within operating assets and liabilities, including inventories, accounts payable, sales-type leases, other accrued liabilities and other operating items, contributed to an increase in cash flow of $48 million from the prior year. These increases in cash flow were offset by decreases in cash flow from the impact of non-cash items of $23 million.

Net cash used in continuing operations from investing activities increased $220 million for the year ended June 30, 2012 compared to the prior year primarily due to an increase in amounts paid for acquisitions of $171 million and a decrease in amounts received for divestitures of $85 million. During the year ended June 30, 2012, we completed the acquisitions of Rowa, PHACTS and UK Medical Holdings. The increase in cash paid for acquisitions was offset by a decrease in cash outflows associated with long-lived asset investment activities of $36 million.

Net cash used in continuing operations from financing activities increased $133 million for the year ended June 30, 2012 compared to the prior year. This increase is largely due to initiation of the share repurchase program, which resulted in an increase in cash outflow of $100 million compared to the prior year. Further, net cash transferred through discontinued operations resulted in a decrease of $24 million compared to prior years' discontinued operation activities. The remaining decrease of $9 million is the result of other financing activities.

Capital Resources

Senior Unsecured Notes. In July 2009, we sold $1.4 billion aggregate principal amount of senior unsecured notes and received net proceeds of $1.374 billion (the "July 2009 Notes"). In August 2012, we used $250 million in cash to repay upon maturity the $250 million aggregate principal amount of 4.125% senior notes due 2012. In March 2013, we issued $300 million aggregate principal amount of senior notes due 2023 and received net proceeds of approximately $298 million (the "March 2013 Notes"). Accordingly, we have $1.45 billion of senior notes outstanding, as follows:

- $450 million aggregate principal amount of 5.125% senior notes due 2014;
- $700 million aggregate principal amount of 6.375% senior notes due 2019; and
- $300 million aggregate principal amount of 3.300% senior notes due 2023.

The indenture for the senior notes limits our ability to incur certain secured debt and enter into certain sale and leaseback transactions. In accordance with the indenture, we may redeem the senior notes prior to maturity at a price that would equal or exceed the outstanding principal balance, as defined. In addition, if we undergo a change of control and experience a below investment grade rating event, we may be required to repurchase all of the senior notes at a purchase price equal to 101% of the principal balance plus any accrued and unpaid interest.

In connection with the issuance of the July 2009 Notes, we entered into a registration rights agreement with the initial purchasers of the notes pursuant to which we agreed to file a registration statement with the SEC to conduct an exchange offer for the notes. In accordance with the registration rights agreement, we filed a Form S-4 with the SEC and conducted an exchange offer for the July 2009 Notes, which we completed on February 4, 2010. The purpose of the exchange offer was to allow the holders of the July 2009 Notes, which were issued in a private placement transaction and were subject to transfer restrictions, to exchange their notes for new notes that did not have these restrictions and are registered under the Securities Act. All of the outstanding July 2009 Notes were exchanged in the exchange offer. In connection with the issuance of the March 2013 Notes, we entered into a registration rights agreement with the initial purchasers of the notes pursuant to which we agreed to file a registration statement with the SEC to conduct an exchange offer for the notes. Under this registration rights agreement, we have until March 11, 2014 to file a registration statement with the SEC for the March 2013 Notes.

Revolving Credit Facility. In July 2011, we entered into a five-year senior unsecured revolving credit facility with an aggregate available principal amount of $550 million. Effective as of December 10, 2012, we increased the aggregate commitments available under the credit facility from $550 million to $750 million, pursuant to the exercise of the accordion feature under the credit facility. At June 30, 2013, we had no amounts outstanding under the credit facility.

The credit facility matures on July 6, 2016. Borrowings under the credit facility bear interest at a rate per annum based upon the British Bankers Association LIBOR Rate or the alternate base rate, in each case plus an applicable margin, which varies based upon CareFusion's debt ratings. The credit facility also requires us to pay a quarterly commitment fee to the lenders under the credit facility on the amount of the lender's unused commitments thereunder based upon CareFusion's debt ratings.

The credit facility contains several customary covenants including, but not limited to, limitations on liens, subsidiary indebtedness, dispositions, and transactions with affiliates. In addition, the credit facility contains financial covenants requiring us to maintain a consolidated leverage ratio of no more than 3.50:1.00 as of the end of any period of four fiscal quarters, and a consolidated interest coverage ratio of at least 3.50:1.00 as of the end of any period of four fiscal quarters. The credit facility is subject to customary events of default, including, but not limited to, non-payment of principal or other amounts when due, breach of covenants, inaccuracy of representations and warranties, cross-default to other material indebtedness, certain ERISA-related events, certain voluntary and involuntary bankruptcy events, and change of control.

Dividends

We currently intend to retain any earnings to finance research and development, acquisitions and the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, we use our excess cash to fund our share repurchase program. The declaration and payment of any dividends in the future by us will be subject to the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors. Moreover, should we pay any dividend in the future, there can be no assurance that we will continue to pay such dividends.

Contractual Obligations

As of June 30, 2013, our contractual obligations, including estimated payments due by fiscal year, are as follows:

	Payments Due by Fiscal Year				
(in millions)	**2014**	**2015-2016**	**2017-2018**	**Thereafter**	**Total**
Long-Term Debt[1]	$ 2	$454	$ 2	$1,003	$1,461
Other Long-Term Liabilities[2]	69	36	14	1	120
Interest on Long-Term Debt[3]	78	111	109	95	393
Operating Leases[4]	35	52	27	20	134
Purchase Obligations[5]	292	24	3	9	328
Total Financial Obligations	$476	$677	$155	$1,128	$2,436

[1] Represents maturities of our long-term debt obligations, excluding capital lease obligations described below, as described in note 11 to the consolidated financial statements. Amounts are presented gross of debt issuance discounts of $15 million at June 30, 2013.

[2] Represents cash outflows by period for certain of our long-term liabilities in which cash outflows could be reasonably estimated. Certain long-term liabilities, such as unrecognized tax benefits of $265 million and deferred taxes of $638 million, tax associated accruals of $102 million, deferred compensation obligations of

$19 million and other long-term liabilities of $56 million, have been excluded from the table above because of the inherent uncertainty of the underlying tax positions or because of the inability to reasonably estimate the timing of any cash outflow. See note 12 to the consolidated financial statements for additional information.

[3] Interest obligation is calculated based on each outstanding debt stated or coupon rate, or existing variable rate as of June 30, 2013, as applicable.

[4] Represents minimum rental payments and the related estimated future interest payments for operating leases having initial or remaining non-cancelable lease terms as described in note 13 to the consolidated financial statements.

[5] Purchase obligations are defined as an agreement to purchase goods or services that is enforceable and legally binding and specifying all significant terms, including the following: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and approximate timing of the transaction. The purchase obligation amounts disclosed above represent estimates of the maximum for which we are obligated and the time period in which cash outflows will occur. Purchase orders and authorizations to purchase that involve no firm commitment from either party are excluded from the above table. In addition, contracts that can be unilaterally cancelled with no termination fee or with proper notice are excluded from our total purchase obligations except for the amount of the termination fee or the minimum amount of goods that must be purchased during the requisite notice period.

In addition to the contractual obligations set forth above, we expect that we will make payments to the IRS related to ongoing appeals of prior tax years under audit. We are currently before the IRS Appeals office for fiscal years 2003 through 2007. In addition, we have commenced federal income tax audits for fiscal years 2008 through 2011. We believe that we have provided adequate reserves for these matters. However, if upon the conclusion of these audits, the ultimate determination of taxes owed is for an amount that is materially different than our current reserves, our overall tax expense and effective tax rate may be materially impacted in the period of adjustment. Further, even if we are adequately reserved for these matters, final settlement would require us to make a cash payment to the IRS, which could be material. If we determine to repatriate foreign cash or utilize our revolving credit facility to fund the payment to the IRS, it may result in increased costs. See note 12 to the consolidated financial statements for further information.

Off-Balance Sheet Arrangements

At June 30, 2013, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Sensitive Accounting Estimates

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our audited consolidated financial statements, which have been prepared in accordance with United States Generally Accepted Accounting Principles ("GAAP"). The preparation of these audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities. Critical accounting policies are those accounting policies that can have a significant effect on the presentation of our financial condition and results of operations, and require use of complex and subjective estimates based upon past experience, trends, and management's judgment. We evaluate our estimates and judgments on an ongoing basis and believe our estimates to be reasonable. Other companies applying reasonable judgment to the same facts and circumstances could develop different estimates. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. Below are those policies applied in preparing our audited consolidated financial statements that management believes are the most dependent on the application of estimates and assumptions. For additional accounting policies, see note 1 to the consolidated financial statements.

Revenue Recognition

We generate revenue through the sale and lease of equipment, software, services, medical products, supplies, and the income associated with the financing of our equipment leases. We recognize revenue when:

- persuasive evidence of an arrangement exists;
- product delivery has occurred or the services have been rendered;
- the price is fixed or determinable; and
- collectability is reasonably assured.

The timing of revenue recognition and the amount of revenue actually recognized in each case depends on a variety of factors, including the specific terms of each arrangement and the nature of our obligations. Determination of the appropriate amount of revenue recognized may involve subjective or complex judgments and estimates that we believe are reasonable, but actual results may differ from our estimates. The significant judgments and uncertainties that are sufficiently sensitive and could result in material differences under other assumptions and conditions are those described below.

Evaluation of the Significance of Embedded Software

We sell and lease products with embedded software. We regularly review these products to determine whether embedded software is more than incidental to the product as a whole. If the embedded software is more than incidental to the product as a whole, the product is classified as a software product unless it is determined that the tangible elements and software elements of the product work together to deliver the essential functionality of the product as a whole.

We consider the following characteristics to be indicators that embedded software is more than incidental to the product as whole:

- software is a significant focus of the marketing effort or the software application is sold separately;
- significant internally developed software costs have been incurred; and
- if we provide telephone support, bug-fixes, and/or unspecified upgrades specific to the embedded software.

The evaluation process is often complex and subject to significant judgment as the products exhibit varying degrees of the indicators identified above, such as:

- certain products are marketed as systems or solutions wherein it is implied, but not explicitly stated within marketing and sales collateral, that embedded software provides the basis for significant functionalities identified within the marketing efforts;
- internal software development costs are incurred during the product development process;
- separately priced extended warranty services provide post-installation support relative to repair parts and services and also include telephone support and bug-fixes for the software embedded within the products; and
- we are required by law to provide medical safety related bug-fixes for products with embedded software elements.

In evaluating whether the tangible elements and software elements of the product together deliver the essential functionality of the product as a whole, we consider the following factors:

- the frequency with which tangible elements are sold separately from the software elements; and
- whether the non-software elements substantively contribute to the essential functionality of the product.

Although we believe the software embedded within our infusion products, when sold with safety software, patient identification products, and certain diagnostic equipment is more than incidental to the product as a whole, the tangible elements and software elements work together to deliver the essential functionality of these products as a whole and therefore these products are not classified as software. We have determined the embedded software within our other products, primarily our dispensing and respiratory products, is incidental to the products as a whole. Those products are therefore not classified as software.

Generally, we classify our stand alone software application sales and any related post contract support related to these sales as software.

Revenue Recognition for Leases

We evaluate our lease transactions to determine the classification of the leases against the following criteria:

- The lease transfers ownership of the property to the lessee by the end of the lease term;
- There is a bargain purchase option;
- The lease term is equal to or greater than 75% of the economic life of the equipment; or
- The present value of the minimum lease payments are equal to or greater than 90% of the fair market value of the equipment at the inception of the lease.

If a lease meets at least one of the criteria above and collectability of the minimum lease payments is reasonably predictable and there are no important uncertainties surrounding the amount of unreimbursable costs yet to be incurred under the lease, the lease is classified as a sales-type lease. All other leases are classified as operating leases.

The economic life of our leased products is the estimated remaining period during which the capital equipment products are expected to be economically usable by one or more users, with normal repairs and maintenance, for the purpose for which they were intended at the lease inception, without limitation by the lease term. The value of our products is driven principally by their technological features and is subject to obsolescence due to advancements in technological features of next generation models. We consider the economic life of our technology-dependent capital equipment products to be five years based on the anticipated future technological advances of our products or that of our competitors. Additionally, five years represents the most frequent contractual lease term for our technology-dependent principal products and virtually none of our leases are for original terms longer than five years. Our product configurations are customized for each customer's specific specifications, and there is no significant after-market for our used equipment and the equipment is not re-leased upon return. Upon return of the leased products, they are broken down and certain parts are reclaimed, but most of the parts are scrapped or discarded. Thus, we believe five years is representative of the period during which the technology-dependent products are expected to be economically usable at the inception of the lease. Residual values, if any, are established at lease inception using estimates of the fair value of reclaimable component parts of the products at the end of the lease term.

We are required to estimate the fair value of our leased products for the purposes of lease classification and determination of the interest rate implicit in the lease. In accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 840, *Leases* ("ASC 840"), we define the fair value of a leased product at lease inception as its normal selling price, reflecting any volume or trade discounts that may apply. We estimate the fair value of our leased products on a quarterly basis based upon transacted cash sales prices during the preceding twelve month period. Our products are sold as part of customized systems to a diverse range of customers, many of which are affiliated with a GPO or IDN. Customers within each GPO or IDN affiliation have unique purchasing behaviors and characteristics. As a result of such diversity, there is a wide range of negotiated cash selling prices for our products. Consequently, our customers are grouped in customer classes and a best estimate of fair value is developed for each product specific to each customer class. Because our products are sold at a wide range of cash selling prices, we stratify our cash selling transactions based on product configuration and customer class, as discussed further below. Once we stratify our cash selling transactions, we calculate the weighted average selling price of each configured product using the interquartile range methodology. This statistical methodology is used to remove outliers from the population of normal cash selling prices, which narrows the range of selling prices within each stratified customer class. The resulting weighted average selling price is the single point estimate of fair value that we use as the normal selling price under ASC 840. Based on this fair value estimate, we determine the implicit interest rate for each product subject to a sales-type lease arrangement. The implicit interest rate is the rate that causes the fair value of the product to equal the present value of the minimum lease payments and the present value of the product's residual value. The interest rate implicit to the lease is then used to determine the amount of revenue recognized at the inception of the lease and the revenue recognized over the life of the lease.

Estimating the fair value of our leased products can be subjective and thus subject to significant judgment. We offer our customers many types of dispensing products, each of which is generally customizable in 5-15 unique configurations. Our customers have the option of purchasing these products for cash or through a lease, with prices that can vary significantly based on their GPO or IDN affiliation. Accordingly, in order to estimate the fair value of our leased products, we stratify our cash selling transactions to narrow the range of transacted sales prices for a leased product based on product configuration and customer class. We believe that using these characteristics to narrow the range of cash selling prices to determine a single point estimate of fair value for each product, specific to each customer class, is appropriate because these characteristics are the primary drivers of the variability in our cash sales pricing:

- Product configuration — We believe that stratifying our products based on product configuration is appropriate because our products can be customized into numerous configurations based on customer specifications. Our dispensing systems are highly configurable and custom designed for each customer based on size, site-specific needs and cost constraints.

- Customer class — We stratify our cash selling prices of similar product configurations by similar classes of customers based upon GPO or IDN affiliation. We believe the characteristics of the GPO or IDN, including size, historical and expected purchasing volume, pre-negotiated trade discounts, and preferred provider relationship, is an appropriate basis to stratify transacted cash selling prices to establish the normal selling price reflective of any normal volume or trade discounts for that product configuration.

Approximately 15-25% of our lease transactions in a given year do not have corresponding cash selling transactions for the same product configuration and customer class. Therefore, for these transactions, the estimated fair value is determined by: (1) reviewing the estimated fair value of the same product line with the closest similar configuration sold to the same customer class and adjusting this fair value by the expected pricing impact of the difference in product configuration; or (2) reviewing the estimated fair value of the same product configuration sold to a different customer class and adjusting this fair value by the expected pricing impact of the difference in customer class.

We expect to experience variability in our fair value estimates for our dispensing products from period to period. Our single point estimate of fair value is calculated based on the weighted average selling price for a product within each stratified customer class. Consequently, period to period variability of such estimate may be caused by changes in the number and size of cash transactions for a particular product or group of products, as well as external factors such as changes in the competitive pricing environment and changes in the GPO or IDN landscape, which can impact our cash sales transactions and thus our calculated estimates of fair value. In addition, as our dispensing products progress through their life cycles and new products are introduced, we may sell fewer existing products or sell existing products at reduced prices, which can impact the cash transaction prices used to estimate the fair value of such products.

Multiple Element Arrangements

The majority of our transactions qualify as multiple element arrangements. We use the relative selling price method to allocate contract proceeds to non-software products, which are then individually recognized to revenue. The selling price used for each deliverable is based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or management's estimated selling price if neither vendor-specific objective evidence or third-party evidence is available.

The determination of vendor-specific objective evidence associated with our products and services is generally based on historical evidence of sales of the same product in stand-alone transactions and the contract renewal prices for post-contract support and separately priced extended warranty services. The determination of third-party evidence is generally based on market data on sales of similar products and services, if available; however in most cases we and our competitors execute large multiple element arrangements which reduces our ability to determine the prices for individual products and services. Management's best estimate of selling price is developed consistent with the price at which we would transact if the deliverable were sold by us regularly on a stand-alone basis. In determining estimated selling price, we generally consider the following: stand alone sales prices, established price lists, costs to produce, profit margins for similar products, market conditions, and customer stratification.

For software and software related products, we use the relative fair value method to allocate contract proceeds to each unit of accounting; whereby the evidence used in the determination of fair value estimates are based solely on vendor-specific objective evidence. To the extent that vendor specific objective evidence does not exist for delivered elements of the transaction, we apply the residual method.

Different conclusions as to selling price estimates may significantly affect the timing and amount of revenue recognition, the classification of leasing transactions, and the classification of revenue as product, service, rental or other income. It is impossible to determine the effects of potential different conclusions as they relate to selling price estimates for components of our multiple element arrangements.

Business Combinations

Assumptions and estimates are used to determine the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of our acquisitions is assigned to intangible assets, which requires management to use significant judgment in determining fair value. Current and future amortization expense for such intangibles is affected by purchase price allocations and by the assessment of estimated useful lives of such intangibles, excluding goodwill. We believe the assets recorded and the useful lives established are appropriate based upon current facts and circumstances.

In conjunction with the review of a transaction, the status of the acquired company's research and development projects is assessed to determine the existence of IPR&D. In connection with certain acquisitions, we are required to estimate the fair value of acquired IPR&D, which requires selecting an appropriate discount rate and estimating future cash flows for each project. Management also assesses the current status of development, nature and timing of efforts to complete such development, uncertainties and other factors when estimating the fair value. Costs are not assigned to IPR&D unless future development is probable. IPR&D is recorded as an unamortized intangible asset until the underlying products are either completed and put into service, which would require commencing amortization over the estimated product life, or determining the products will not complete development, which would require impairing the portion of IPR&D associated with that product. Until either determination is made, IPR&D is subject to periodic impairment review, with impairments, if any, expensed to our consolidated statement of income. During fiscal year 2010, we completed the acquisition of Medegen, which resulted in approximately $45 million of IPR&D associated with new products under development being recorded as an intangible asset. The timing and recognition of both the in service date for these products as well as the potential of impairment involves significant judgment.

Goodwill and Other Intangibles

Goodwill is the excess of the purchase price of an acquired business over the amounts assigned to assets and liabilities assumed in the business combination. Purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment at least annually in the fourth quarter of each fiscal year, or more frequently if certain indicators are present or changes in circumstances suggest impairment exists. Intangible assets with finite lives are amortized over their useful lives.

We conduct our goodwill impairment testing at the reporting unit level which is comprised of our Medical Systems and Procedural Solutions operating segments, as the business lines comprising each of the operating segments service a common group of customers, offer complementary products, and share a common strategy.

In conducting the annual impairment test of our goodwill and indefinite-lived intangible assets, an optional qualitative assessment may be performed. If the results of this qualitative assessment indicate that it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is not less than its carrying amount, then no further quantitative testing is required. Otherwise, the calculated fair value of a reporting unit or indefinite-lived intangible asset is compared to its carrying amount, including goodwill by performing the quantitative impairment test. If the fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the fair value, further analysis is performed to assess impairment. There are no active or inactive markets for our reporting units or indefinite-lived intangible assets to derive approximate fair values, and accordingly, the valuation process is similar to the valuation of a closely-held company or acquired indefinite-lived intangible asset and considers valuation methods that are income-based and market-based. Our income-based approach is a discounted cash flow method which utilizes an estimated discount rate to the projected after-tax cash flows for the reporting unit or indefinite-lived intangible asset. Our market-based approach utilizes an estimated market-based multiple to the reporting units' estimated earnings before interest, taxes, depreciation and amortization ("EBITDA"). The results of the income-based and market-based approaches are equally weighted to arrive at the total estimated fair value for each reporting unit for the purposes of our annual goodwill impairment testing. Based on our annual impairment test as of the fourth quarter of the fiscal year, we did not record any goodwill or other indefinite-lived intangible asset impairments.

The application of valuation methods requires significant judgment regarding appropriate inputs and assumptions and results in our best estimate of the fair value of an operating segment. As with any estimate, inputs and assumptions can be subject to varying degrees of uncertainty. Informed market participants can differ in their perception of value for a reporting unit. It is possible that one of our operating segments could experience goodwill impairment in the future.

Restructuring and Acquisition Integration Charges

We separately identify restructuring and acquisition integration charges in SG&A expenses. A restructuring activity is a program whereby we fundamentally change our operations such as closing facilities, moving a product to another location or outsourcing the production of a product. Restructuring activities may also involve substantial re-alignment of the management structure of a business line in response to changing market conditions.

Acquisition integration charges are activities and costs to integrate acquired companies into the operations of our existing activities, including such functions as selling, manufacturing, information systems, and corporate related functions.

The majority of the charges related to restructuring and acquisition integration can be classified in one of the following categories: employee-related costs, exit costs (including lease termination costs), asset impairments, and other integration costs. Employee-related costs include severance and termination benefits. Lease termination costs include lease cancellation fees, forfeited deposits and remaining payments due under existing lease agreements less estimated sublease income. Other facility exit costs include costs to move equipment or inventory out of a facility as well as other costs incurred to shut down a facility. Asset impairment costs include the reduction in value of our assets as a result of the integration or restructuring activities.

See note 5 to the consolidated financial statements for additional information.

Provision for Income Taxes

Prior to August 31, 2009, our income taxes as presented are calculated on a separate tax return basis, although our operations were historically included in Cardinal Health's United States federal and state tax returns or non-United States jurisdictions tax returns. Cardinal Health's global tax model was developed based on its entire portfolio of businesses. Accordingly, our tax results for periods prior to August 31, 2009 are not necessarily reflective of the results that we would have generated on a stand-alone basis.

Our income tax expense, deferred tax assets and liabilities and measurement of uncertain tax positions reflect management's assessment of estimated future taxes to be paid on items in the consolidated financial statements.

The proper treatment of various tax issues, including transfer pricing, are subjective determinations that depend on the specific facts and circumstances at issue. To estimate contingent tax reserves, management first concludes whether our positions are more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes. The reserve is then determined by evaluating and weighing the technical merits of alternative methodologies against each other and concluding on the positions that provide the largest amount of tax benefit that is more likely than not of being realized upon ultimate resolution. To the extent there are any administrative or case law developments that provide additional evidence in favor or against the valuation methodologies utilized, the contingent tax reserve will be adjusted in the period that such developments occur.

Loss Contingencies

We accrue for contingencies related to litigation and other claims arising out of our business based on degree of probability and range of possible loss. An estimated loss contingency is accrued in the consolidated financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Because these claims are often inherently unpredictable and unfavorable resolutions could occur, assessing contingencies is highly subjective and requires judgments about future events. We regularly review contingencies to determine the adequacy of the accruals and related disclosures. The amount of ultimate loss may differ from these estimates.

Share-Based Compensation

We maintain a stock incentive plan that provides for awards of non-qualified and incentive stock options, restricted stock, restricted stock units and performance stock units for the benefit of certain of our officers, directors and employees. At the time of the spinoff, Cardinal Health converted or adjusted outstanding stock options, restricted stock and restricted stock units (collectively, "share-based awards") with respect to Cardinal Health common shares held by Cardinal Health and CareFusion employees. The manner of conversion for each employee was determined based on the date of the original share-based award and the employment status of the employee at the spinoff date of August 31, 2009.

We are responsible for fulfilling all share-based awards related to our common stock, and Cardinal Health is responsible for fulfilling all share-based awards related to Cardinal Health common shares, regardless of whether the employee holding the share-based award is an employee of the company or Cardinal Health. We record share-based compensation expense for the share-based awards with the offsetting impact recorded to "Additional Paid-In Capital" in our consolidated balance sheets. The fair value of stock options granted by the company during the fiscal years ended June 30, 2013, 2012, and 2011 was valued utilizing a Black-Scholes-Merton valuation model. In addition, for performance stock units granted during fiscal year 2011, which are subject to performance goals based on market conditions associated with stock price appreciation, we estimate fair value by utilizing a Monte Carlo valuation model.

Our estimate of fair value depends on a complex process that requires the estimation of future uncertain events. These events, estimates of which are entered within the valuation model include, but are not limited to, stock price volatility, the expected life, expected dividend yield and forfeiture rates. Once fair values are determined, current accounting practices do not permit them to be changed, even if the estimates used in the valuation model are different from actual results. We are required to compare our estimated share-based forfeiture rates to actual forfeiture rates and record any adjustments as necessary. See note 18 to the consolidated financial statements for additional information regarding share-based compensation including the valuation process.

New Accounting Pronouncements

See note 1 to the consolidated financial statements included in Part II, Item 8 of this Form 10-K for a description of recently issued accounting pronouncements, including the expected dates of adoption and estimated effects on our results of operations, financial positions and cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, our operations are exposed to risks associated with changes in interest rates and foreign exchange rates. We seek to manage these risks using hedging strategies that involve the use of derivative instruments. We do not enter into any derivative agreements for trading or speculative purposes.

While we believe we have designed an effective risk management program, there are inherent limitations in our ability to forecast our exposures, and therefore, we cannot guarantee that our programs will completely mitigate all risks associated with unfavorable movement in either foreign exchange rates or interest rates.

Additionally, the timing of the recognition of gains and losses related to derivative instruments can be different from the recognition of the underlying economic exposure. This may impact our consolidated operating results and financial position.

Interest Rate Risk

Interest income and expense on variable-rate instruments are sensitive to fluctuations in interest rates across the world. Changes in interest rates primarily affect the interest earned on our cash and cash equivalents and to a significantly lesser extent the interest expense on our debt. We seek to manage our interest rate risk by using derivative instruments such as swaps with financial institutions to hedge our risks on a portion of our probable future debt issuances. In general, we may hedge material interest rate exposures up to several years before the forecasted transaction; however, we may choose not to hedge some exposures for a variety of reasons including prohibitive economic costs.

To the extent that forward interest rate swap agreements qualify for hedge accounting, the gain (loss) will be recorded to Accumulated Other Comprehensive Income ("AOCI") and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period during which the hedged transaction affects earnings. The ineffective portion of the gain (loss) on the derivative instrument is recognized in earnings immediately.

The notional amount of forward interest rate swap derivative instruments outstanding was $450 million and $750 million as of June 30, 2013 and June 30, 2012, respectively, with an estimated fair value gain of approximately $34 million and an estimated fair value loss of $17 million, as of June 30, 2013 and June 30, 2012, respectively. The agreements require us to make payments based on fixed interest rates and receive payments based on variable benchmark LIBOR interest rates.

As of June 30, 2013 and June 30, 2012, substantially all of our outstanding debt balances are fixed rate debt. While changes in interest rates will have no impact on the interest we pay on this debt, interest on any borrowings under our revolving credit facility will be exposed to interest rate fluctuations as the rate on this facility is variable. At both June 30, 2013 and June 30, 2012, there were no outstanding amounts under our five-year senior unsecured revolving credit facility. In August 2012, we used $250 million of our cash balances to repay upon maturity $250 million of our outstanding senior notes. In March 2013, we issued $300 million aggregate principal amount of senior notes and received net proceeds of approximately $298 million. The tables below present information about our investment portfolio and debt obligations:

(in millions)	June 30, 2013							
	Maturing in Fiscal Year							Fair Market Value [3]
	2014	2015	2016	2017	2018	Thereafter	Total	
ASSETS								
Cash and Cash Equivalents								
Cash	$ 246	$ —	$ —	$ —	$ —	$ —	$ 246	$ 246
Cash Equivalents	$1,552	$ —	$ —	$ —	$ —	$ —	$1,552	$1,552
Weighted Average Interest Rate[1]	0.05%	—	—	—	—	—	0.05%	—
LIABILITIES								
Debt Obligations								
Fixed Rate Debt[2]	$ 2	$ 452	$ 2	$ 1	$ 1	$1,003	$1,461	$1,572
Weighted Average Coupon Rate	3.44%	5.12%	3.47%	2.65%	3.21%	5.44%	5.34%	
Other Obligations	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Weighted Average Interest Rate	12.43%	—	—	—	—	—	12.43%	—

(in millions)	June 30, 2012							
	Maturing in Fiscal Year							Fair Market Value [3]
	2013	2014	2015	2016	2017	Thereafter	Total	
ASSETS								
Cash and Cash Equivalents								
Cash	$ 303	$ —	$ —	$ —	$ —	$ —	$ 303	$ 303
Cash Equivalents	$1,345	$ —	$ —	$ —	$ —	$ —	$1,345	$1,345
Weighted Average Interest Rate[1]	0.09%	—	—	—	—	—	0.09%	—
LIABILITIES								
Debt Obligations								
Fixed Rate Debt[2]	$ 250	$ 2	$ 452	$ 2	$ 1	$ 705	$1,412	$1,576
Weighted Average Coupon Rate	4.12%	3.47%	5.12%	3.47%	2.65%	6.35%	5.55%	—
Other Obligations	$ 1	$ —	$ —	$ —	$ —	$ —	$ 1	$ 1
Weighted Average Interest Rate	7.32%	12.43%	—	—	—	—	8.54%	—

[1] Represents weighted average interest rate for cash equivalents only; cash balances generally earn no interest.

[2] Fixed rate notes are presented gross of $15 million and $11 million purchase discount at June 30, 2013 and June 30, 2012, respectively.

[3] The estimated fair value of our long-term obligations and other short-term borrowings was $1,572 million and $1,577 million at June 30, 2013 and June 30, 2012, respectively. The fair value of our senior notes at June 30, 2013 and 2012 was based on quoted market prices. The fair value of the other obligations at June 30, 2013 and June 30, 2012, was based on either the quoted market prices for the same or similar debt and the current interest rates offered for debt or estimated based on discounted cash flows.

Foreign Currency Risk

We are a global company with operations in multiple countries and are a net recipient of currencies other than the United States dollar (USD). Accordingly, a strengthening of the USD will negatively impact revenues and gross margins expressed in consolidated USD terms.

Currently, we have foreign exchange risk associated with currency exposure related to existing assets and liabilities, committed transactions, forecasted future cash flows and net investments in foreign subsidiaries. We seek to manage our foreign exchange risk by using derivative instruments such as forwards, swaps and options with financial institutions to hedge our risks. In general, we may hedge material foreign exchange exposures up to twelve months in advance; however, we may choose not to hedge some exposures for a variety of reasons including prohibitive economic costs.

The realized and unrealized gains and losses of foreign currency forward contracts and the re-measurement of foreign currency denominated receivables, payables and loans are recorded in the consolidated statements of income. To the extent that cash flow hedges qualify for hedge accounting, the gain or loss on the forward contract will be recorded to AOCI. As the forecasted exposures affect earnings, the realized gain or loss on the forward contract will be moved from AOCI to the consolidated statements of income.

The following table provides information about our foreign currency derivative instruments outstanding as of June 30, 2013 and June 30, 2012:

	June 30, 2013		June 30, 2012	
(in millions)	Notional Amount	Average Contract Rate	Notional Amount	Average Contract Rate
Foreign Currency Forward Contracts:				
(Receive USD/pay foreign currency)				
Euro	$ 4	1.3	$ 1	1.2
Australian Dollar	7	0.9	21	1.0
New Zealand Dollar	8	0.8	7	0.8
South African Rand	—	—	2	8.5
Mexico Peso	11	13.3	—	—
Canadian Dollar	14	1.1	14	1.0
Swiss Franc	1	0.9	2	1.0
Japanese Yen	1	97.7	2	79.4
British Pound	12	1.5	—	—
Hong Kong Dollar	5	7.8	—	—
Total	$63		$49	
Estimated Fair Value	$—		$—	
Foreign Currency Forward Contracts:				
(Pay USD/receive foreign currency)				
Mexican Peso	$—	—	$23	13.8
Euro	—	—	1	1.2
Indian Rupee	—	—	1	57.4
Swiss Franc	—	—	11	1.0
British Pound	—	—	13	1.6
Total	$—		$49	
Estimated Fair Value	$—		$ (1)	
Foreign Currency Forward Contracts:				
(Pay foreign currency/receive Euros)				
British Pound	$ 8	0.9	$ 8	0.8
Total	$ 8		$ 8	
Estimated Fair Value	$—		$—	

Commodity Price Risk Management

We purchase commodities such as resins, printed circuit boards, latex, metals, various fuel products and polystyrene, among others for use in our manufacturing processes. We typically purchase these commodities at market prices, and as a result are affected by market price fluctuations. We have decided not to hedge these exposures as they are deemed immaterial.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CAREFUSION CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and
Stockholders of CareFusion Corporation

We have audited the accompanying consolidated balance sheets of CareFusion Corporation as of June 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2013. Our audits also included the financial statement schedule at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CareFusion Corporation at June 30, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CareFusion Corporation's internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated August 9, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Diego, California
August 9, 2013

CAREFUSION CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share amounts)	Fiscal Year Ended June 30, 2013	2012	2011
Revenue	$3,550	$3,598	$3,440
Cost of Products Sold	1,700	1,794	1,672
Gross Margin	1,850	1,804	1,768
Selling, General and Administrative Expenses	980	1,033	1,067
Research and Development Expenses	192	164	146
Restructuring and Acquisition Integration Charges	18	33	64
Gain on the Sale of Assets	—	—	(13)
Reserve for Expected Government Settlement	41	—	—
Operating Income	619	574	504
Interest Expense and Other, Net	76	87	79
Income Before Income Tax	543	487	425
Provision for Income Tax	154	126	126
Income from Continuing Operations	389	361	299
Discontinued Operations:			
Loss from the Disposal of Discontinued Businesses, Net of Tax	—	(78)	(45)
Income (Loss) from the Operations of Discontinued Businesses, Net of Tax	(4)	10	(5)
Loss from Discontinued Operations, Net of Tax	(4)	(68)	(50)
Net Income	$ 385	$ 293	$ 249
PER SHARE AMOUNTS:			
Basic Earnings (Loss) per Common Share:			
Continuing Operations	$ 1.76	$ 1.62	$ 1.34
Discontinued Operations	$ (0.02)	$ (0.31)	$ (0.23)
Basic Earnings per Common Share	$ 1.74	$ 1.31	$ 1.11
Diluted Earnings (Loss) per Common Share:			
Continuing Operations	$ 1.74	$ 1.60	$ 1.32
Discontinued Operations	$ (0.02)	$ (0.30)	$ (0.22)
Diluted Earnings per Common Share	$ 1.72	$ 1.30	$ 1.10
Weighted-Average Number of Common Shares Outstanding:			
Basic	221.2	223.7	222.8
Diluted	224.0	226.0	225.1

See accompanying notes to consolidated financial statements

CAREFUSION CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal Year Ended June 30,		
(in millions)	**2013**	**2012**	**2011**
Net Income	$385	$293	$249
Other Comprehensive Income (Loss), Net of Tax:			
Foreign Currency Translation Adjustments (net of tax benefit (expense) of $(1), $2, and $(3), respectively)	8	(60)	71
Unrealized Gain (Loss) on Derivatives (net of tax benefit (expense) of $(1), $2, and $0, respectively)	1	(2)	—
Unrealized Gain (Loss) on Interest Rate Swaps (net of tax benefit (expense) of $(19), $6, and $0, respectively)	32	(11)	—
Unrealized Gain (Loss) on Minimum Pension Liability (net of tax benefit (expense) of $(1), $2, and $(2), respectively)	2	(4)	3
Comprehensive Income, Net of Tax	$428	$216	$323

See accompanying notes to consolidated financial statements

CAREFUSION CORPORATION
CONSOLIDATED BALANCE SHEETS

(in millions, except per share data)	June 30, 2013	June 30, 2012
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$1,798	$1,648
Trade Receivables, Net	429	441
Current Portion of Net Investment in Sales-Type Leases	351	374
Inventories, Net	384	390
Prepaid Expenses	30	25
Other Current Assets	141	167
Current Assets of Discontinued Operations	—	73
Total Current Assets	3,133	3,118
Property and Equipment, Net	409	431
Net Investment in Sales-Type Leases, Less Current Portion	1,001	978
Goodwill	3,081	3,039
Intangible Assets, Net	793	831
Other Assets	136	91
Total Assets	$8,553	$8,488
LIABILITIES AND EQUITY		
Current Liabilities:		
Current Portion of Long-Term Obligations and Other Short-Term Borrowings	$ 2	$ 251
Accounts Payable	147	176
Deferred Revenue	51	62
Accrued Compensation and Benefits	150	139
Other Accrued Liabilities	242	286
Current Liabilities of Discontinued Operations	—	19
Total Current Liabilities	592	933
Long-Term Obligations, Less Current Portion	1,444	1,151
Deferred Income Taxes	638	644
Other Liabilities	493	529
Total Liabilities	3,167	3,257
Commitments and Contingencies		
Stockholders' Equity:		
Preferred Stock (50.0 Authorized Shares; $.01 Par Value) Issued — None	—	—
Common Stock (1,200.0 Authorized Shares; $.01 Par Value) Issued — 229.4 and 225.5 shares at June 30, 2013 and June 30, 2012, respectively	2	2
Treasury Stock, at cost, 15.5 and 4.1 shares at June 30, 2013 and June 30, 2012, respectively	(505)	(105)
Additional Paid-In Capital	4,886	4,759
Retained Earnings	1,048	663
Accumulated Other Comprehensive Loss	(45)	(88)
Total Stockholders' Equity	5,386	5,231
Total Liabilities and Stockholders' Equity	$8,553	$8,488

See accompanying notes to consolidated financial statements

CAREFUSION CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in millions)	Common Stock Shares	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Compreh-ensive Loss	Total Equity
Balances at June 30, 2010	222.3	$ 2	—	$ —	4,638	$ 121	$(85)	$4,676
Net Income	—	—	—	—	—	249	—	249
Foreign Currency Translation Adjustments	—	—	—	—	—	—	71	71
Net Change in Minimum Pension Liability	—	—	—	—	—	—	3	3
Share-Based Compensation net, and Options Exercised, net of Shares Withheld for Income Taxes	1.4	—	(0.1)	(3)	72	—	—	69
Other	—	—	—	—	2	—	—	2
Balances at June 30, 2011	223.7	$ 2	(0.1)	$ (3)	$4,712	$ 370	$(11)	$5,070
Net Income	—	—	—	—	—	293	—	293
Foreign Currency Translation Adjustments	—	—	—	—	—	—	(60)	(60)
Net Unrealized Loss on Derivatives	—	—	—	—	—	—	(13)	(13)
Net Change in Minimum Pension Liability	—	—	—	—	—	—	(4)	(4)
Share-Based Compensation net, and Options Exercised, net of Shares Withheld for Income Taxes	1.8	—	(0.1)	(2)	47	—	—	45
Share Repurchase Program	—	—	(3.9)	(100)	—	—	—	(100)
Balances at June 30, 2012	225.5	$ 2	$ (4.1)	$(105)	$4,759	$ 663	$(88)	$5,231
Net Income	—	—	—	—	—	385	—	385
Foreign Currency Translation Adjustments	—	—	—	—	—	—	8	8
Net Unrealized Gain on Derivatives	—	—	—	—	—	—	33	33
Net Change in Minimum Pension Liability	—	—	—	—	—	—	2	2
Share-Based Compensation net, and Options Exercised, net of Shares Withheld for Income Taxes	3.9	—	—	—	107	—	—	107
Deferred Tax Liability Adjustment	—	—	—	—	20	—	—	20
Share Repurchase Program	—	—	(11.4)	(400)	—	—	—	(400)
Balances at June 30, 2013	229.4	$ 2	(15.5)	$(505)	$4,886	$1,048	$(45)	$5,386

See accompanying notes to consolidated financial statements

CAREFUSION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)	Fiscal Year Ended June 30, 2013	2012	2011
Cash and Cash Equivalents at July 1, Attributable to Continuing Operations	$1,648	$1,370	$ 982
Cash and Cash Equivalents at July 1, Attributable to Discontinued Operations	$ (1)	$ 1	$ 37
Cash Flows from Operating Activities:			
Net Income	385	293	249
Loss from Discontinued Operations, Net of Tax	(4)	(68)	(50)
Income from Continuing Operations	389	361	299
Adjustments to Reconcile Income from Continuing Operations to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	184	198	186
Share-Based Compensation Expense	53	51	65
Deferred Income Taxes	13	18	58
(Gain) Loss on the Sale of Assets	—	2	(13)
Other Non Cash Items	28	30	26
Change in Operating Assets and Liabilities, Net of Effects from Acquisitions:			
Trade Receivables	10	90	(139)
Inventories	(1)	(25)	(42)
Net Investment in Sales-Type Leases	1	(32)	(30)
Accounts Payable	(33)	(25)	41
Other Accrued Liabilities and Operating Items, Net	(31)	(20)	(119)
Net Cash Provided by Operating Activities — Continuing Operations	613	648	332
Net Cash (Used in)/Provided by Operating Activities — Discontinued Operations	1	6	(9)
Net Cash Provided by Operating Activities	614	654	323
Cash Flows from Investing Activities:			
Cash Paid for Acquisitions	(66)	(188)	(17)
Net Proceeds from Divestitures	—	59	144
Additions to Property and Equipment	(84)	(100)	(124)
Additions to Intangible Assets	(21)	(9)	(21)
Net Cash Used in Investing Activities — Continuing Operations	(171)	(238)	(18)
Net Cash Used in Investing Activities — Discontinued Operations	—	(1)	(1)
Net Cash Used in Investing Activities	(171)	(239)	(19)
Cash Flows from Financing Activities:			
Proceeds from Issuance of Debt	298	—	—
Repayment of Long-Term Obligations	(251)	(1)	(4)
Debt Issuance Costs	(1)	(2)	—
Net Cash Transfer (to)/from Discontinued Operations	—	10	34
Share Repurchase Program	(400)	(100)	—
Other Financing Activities	55	(6)	4
Net Cash (Used in)/Provided by Financing Activities — Continuing Operations	(299)	(99)	34
Net Cash Used in Financing Activities — Discontinued Operations	—	(10)	(34)
Net Cash Used in Financing Activities	(299)	(109)	—
Effect of Exchange Rate Changes on Cash — Continuing Operations	7	(33)	40
Effect of Exchange Rate Changes on Cash — Discontinued Operations	—	3	8
Net Effect of Exchange Rate Changes on Cash	7	(30)	48
Net Increase in Cash and Equivalents — Continuing Operations	150	278	388
Net Increase/(Decrease) in Cash and Equivalents — Discontinued Operations	1	(2)	(36)
Cash and Equivalents at June 30, attributable to Continuing Operations	$1,798	$1,648	$1,370
Cash and Equivalents at June 30, attributable to Discontinued Operations	$ —	$ (1)	$ 1
Supplemental Information:			
Cash Payments for:			
Interest	$ 73	$ 78	$ 78
Income Taxes	$ 192	$ 69	$ 122

See accompanying notes to consolidated financial statements

CAREFUSION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Overview. We were incorporated in Delaware on January 14, 2009 for the purpose of holding the clinical and medical products businesses of Cardinal Health, Inc. in anticipation of spinning off from Cardinal Health. We completed the spinoff from Cardinal Health on August 31, 2009.

Unless the context otherwise requires, references in these notes to audited consolidated financial statements to "CareFusion Corporation", "CareFusion", "we", "us", "our", "the company" and "our company" refer to CareFusion Corporation and its consolidated subsidiaries. References in these notes to audited consolidated financial statements to "Cardinal Health" or "parent" refers to Cardinal Health, Inc., an Ohio corporation, and its consolidated subsidiaries (other than CareFusion Corporation and its consolidated subsidiaries), unless the context otherwise requires.

Our Business. We are a global medical technology company with proven and industry-leading products and services designed to measurably improve the safety, quality, efficiency and cost of healthcare. We offer comprehensive product lines in the areas of medication management, infection prevention, operating room effectiveness, respiratory care and surveillance and analytics. Our offerings include established brands used in hospitals throughout the United States and approximately 130 countries worldwide. Our primary product brands include: CareFusion™, Alaris®, Guardrails®, Pyxis®, AVEA®, VELA®, LTV® Series, Jaeger®, SensorMedics®, ChloraPrep®, V. Mueller®, Snowden-Pencer®, SmartSite®, PyxisConnect®, Pyxis MedStation®, Pyxis SupplyStation®, Pyxis ProcedureStation™, Pyxis EcoStation™, MedMined®, EnVe®, MaxPlus®, MaxGuard®and Air*Life*™. Our primary customers in the United States include hospitals, ambulatory surgical centers, clinics, long-term care facilities and physician offices.

Principles of Consolidation and Basis of Presentation. The consolidated financial statements reflect the consolidated operations of CareFusion Corporation and its subsidiaries. All significant intercompany transactions and accounts between our businesses have been eliminated. The results of companies acquired or disposed of during the year are included in the consolidated financial statements from the effective date of acquisition, or up to the date of disposal. Our fiscal year ends on June 30. We have evaluated subsequent events for recognition or disclosure through the date these financial statements were issued.

Certain prior year amounts in the consolidated financial statements and notes thereto have been reclassified to conform to the current year's presentation.

All references to "notes" mean the notes to the consolidated financial statements presented herein.

Reorganization of Segment Information. Following our spinoff from Cardinal Health, we organized our business into two reportable segments: Critical Care Technologies and Medical Technologies and Services. During the quarter ended September 30, 2011, we realigned our business into two new global operating segments and reportable segments, Medical Systems and Procedural Solutions, in order to reduce complexity, provide clearer governance for our investments and make it easier for our customers to do business with us. Additionally, during the quarter ended September 30, 2012, we combined our respiratory diagnostics products with the Respiratory Technologies business line within the Medical Systems segment. Our respiratory diagnostics products had previously been reported within the Procedural Solutions segment as "Other." Financial information for all periods presented has been reclassified to reflect these changes to our operating and reportable segments.

The Medical Systems segment is organized around our medical equipment business lines. Within the Medical Systems segment, we operate our Dispensing Technologies, Infusion Systems and Respiratory Technologies business lines. The Dispensing Technologies business line includes equipment and related services for medication and supply dispensing. The Infusion Systems business line includes infusion pumps and dedicated disposable infusion sets and accessories. The Respiratory Technologies business line includes respiratory ventilators and dedicated disposable ventilator circuits and accessories, as well as our respiratory diagnostics products. We also include our data mining surveillance service business within the Medical Systems segment, which we report as "Other."

The Procedural Solutions segment is organized around our disposable products business lines. Within the Procedural Solutions segment, we operate our Infection Prevention, Medical Specialties and Specialty Disposables business lines. The Infection Prevention business line includes single-use skin antiseptic and other patient-preparation products and non-dedicated disposable infusion administration sets and accessories. The Medical Specialties business line includes interventional specialty products used for biopsy, drainage and other procedures, as well as reusable surgical instruments. The Specialty Disposables business line includes non-dedicated disposable ventilator circuits and oxygen masks used in respiratory therapy.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. Such estimates include, but are not limited to, allowance for doubtful accounts, fair value used in lease transactions, rebate accruals, inventory valuation, goodwill and intangible asset impairment, preliminary and final purchase accounting valuations including acquired in-process research and development costs ("IPR&D"), share-based compensation, income taxes, loss contingencies and restructuring charges. Actual amounts may differ from these estimated amounts.

Cash Equivalents. We consider all liquid investments purchased with an original maturity of three months or less to be cash equivalents. The carrying value of these cash equivalents approximates fair value.

Receivables. Trade receivables are primarily comprised of amounts owed to us through our operating activities and are presented net of an allowance for doubtful accounts and accrued rebates. Our allowance for doubtful accounts totaled $15 million at June 30, 2013 and 2012. An account is considered past due on the first day after its due date. We monitor past due accounts on an ongoing basis and establish appropriate reserves to cover probable losses. We write off any amounts deemed uncollectible against an established allowance for doubtful accounts.

Rebates are paid when third-party distributors are able to charge us back for the difference between the price charged to the customer and the price paid by the distributor when the end customer pricing is established by us. Upon revenue recognition, we estimate the difference between the price charged to the customer and the price paid by the distributor based on historical data and record these accrued rebates as a reduction to the related revenues and receivables.

Concentrations of Credit Risk and Major Customers. We maintain cash depository accounts with major banks throughout the world and invest in high quality short-term liquid instruments. Such investments are made only in instruments issued or enhanced by high quality institutions. These investments mature within three months, and we have not historically incurred any related losses.

Our trade receivables, lease receivables and accrued interest receivables are exposed to a concentration of credit risk with customers and re-sellers in the healthcare sector. Credit risk can be affected by changes in reimbursement and other economic pressures impacting the hospital and acute care sectors of the healthcare industry. Such credit risk is limited, however, due to supporting collateral and the diversity of the customer base, including its wide geographic dispersion. We perform ongoing credit evaluations of our customers' financial condition and maintain reserves for credit losses. Such losses historically have been within our expectations.

Certain of our businesses have entered into agreements with group purchasing organizations ("GPO"), which have established relationships with the users of our products and act as purchasing agents that negotiate vendor contracts on behalf of their members. We do not have exclusive arrangements with these organizations and either party can terminate the relationship at any time. However, our trade receivable balances are with individual members of the GPO, and therefore no significant concentration of credit risk exists with these types of arrangements specific to the GPO.

Inventories. We primarily determine inventory cost on a currently adjusted standard basis (which approximates actual cost on a first-in, first-out basis). We reduce the carrying value of inventories to a lower of cost or market basis for those items that are potentially excess, obsolete or slow-moving. We reserve for excess and obsolete inventory based upon historical experience, sales trends, and specific categories of inventory and age of on-hand inventory. Work-in-process and finished goods inventories include raw materials, direct labor and manufacturing overhead. See note 7 for additional information.

Property and Equipment. Property and equipment are stated at cost. Property and equipment held for sale are recorded at the lower of cost or fair value less costs to sell. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, including capital lease assets which are depreciated over the shorter of the terms of their respective leases or their estimated useful lives. We use the following range of useful lives for our property and equipment categories buildings and improvements: one to 39 years; machinery and equipment: three to 15 years; and furniture and fixtures: three to seven years. When certain events or changes in operating conditions occur, an impairment assessment may be performed on the recoverability of the carrying amounts. See note 9 for additional information.

Goodwill and Intangible Assets. Goodwill is the excess of the purchase price of an acquired business over the amounts assigned to assets and liabilities assumed in the business combination. Purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment at least annually in the fourth quarter of each fiscal year, or more frequently if certain indicators are present or changes in circumstances suggest impairment exists. Intangible assets with finite lives are amortized over their useful lives.

We conduct our goodwill impairment testing at the reporting unit level which is comprised of our Medical Systems and Procedural Solutions operating segments, as the business lines comprising each of the operating segments service a common group of customers, offer complementary products, and share a common strategy.

In conducting the annual impairment test of our goodwill and indefinite-lived intangible assets, an optional qualitative assessment may be performed. If the results of this qualitative assessment indicate that it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is not less than its carrying amount, then no further quantitative testing is required. Otherwise, the calculated fair value of a reporting unit or indefinite-lived intangible asset is compared to its carrying amount, including goodwill by performing the quantitative impairment test. If the fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the fair value, further analysis is performed to assess impairment. There are no active or inactive markets for our reporting units or indefinite-lived intangible assets to derive approximate fair values, and accordingly, the valuation process is similar to the valuation of a closely-held company or acquired indefinite-lived intangible asset and considers valuation methods that are income-based and market-based. Our income-based approach is a discounted cash flow method which utilizes an estimated discount rate to the projected after-tax cash flows for the reporting unit or indefinite-lived intangible asset. Our market-based approach utilizes an estimated market-based multiple to the reporting units' estimated earnings before interest, taxes, depreciation, and amortization ("EBITDA"). The results of the income-based and market-based approaches are equally weighted to arrive at the total estimated fair value for each reporting unit for the purposes of our annual goodwill impairment testing. Based on our annual impairment test as of the fourth quarter of the fiscal year, we did not record any goodwill or other indefinite-lived intangible asset impairments.

Product Warranties. We offer warranties on certain products for various periods of time. We accrue the estimated cost of product warranties at the time revenue is recognized. Our product warranty liability reflects our best estimate of probable liability under our product warranties. We estimate the liability based on our stated warranty policies and practices, the historical frequency of claims and the cost to replace or repair our products under warranty. Factors that affect our warranty liability include the number of units sold, the length of the warranty, historical and anticipated rates of warranty claims and cost per claim. We regularly assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. See note 17 for additional information.

Income Taxes. Prior to August 31, 2009, our income taxes as presented are calculated on a separate tax return basis, although our operations were historically included in Cardinal Health's United States federal and state tax returns or non-United States jurisdictions tax returns. Cardinal Health's global tax model was developed based on its entire portfolio of businesses. Accordingly, our tax results for periods prior to August 31, 2009 are not necessarily reflective of the results that we would have generated on a stand-alone basis.

With the exception of certain dedicated foreign entities for periods prior to August 31, 2009, we did not maintain taxes payable to/from Cardinal Health and we instead were deemed to settle the annual current tax balances immediately with the legal tax paying entities in the respective jurisdictions.

We account for income taxes using the asset and liability method, which requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between tax basis and financial reporting basis of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which we operate. Deferred taxes are not provided on the unremitted earnings of subsidiaries outside of the United States when it is expected that these earnings are permanently reinvested.

Restructuring and Acquisition Integration Charges. Restructuring and acquisition integration charges are expensed as incurred. See note 5 for additional information.

Share-Based Compensation. Share-based compensation, including grants of employee stock options, is recognized in the income statement based on the grant date fair values of the share-based awards.

The compensation expense recognized for all share-based awards is net of estimated forfeitures and is recognized ratably over the awards' service period. We classify share-based compensation within Selling, General and Administrative ("SG&A") expenses to correspond with the same line item as the majority of the cash compensation paid to employees. See note 18 for additional information.

Revenue Recognition. We generate revenue through the sale and lease of equipment, services, medical products, supplies, software, and the income associated with the financing of our equipment leases. We recognize revenue when:

- persuasive evidence of an arrangement exists;
- product delivery has occurred or the services have been rendered;
- the price is fixed or determinable; and
- collectability is reasonably assured.

Revenue is recognized net of sales returns and allowances, administration fees, incentives and estimated rebates.

The majority of our revenue transactions are multiple element arrangements in which we sell equipment, installation services, and extended warranty contracts or software maintenance contracts. Revenue is recognized for each unit of accounting individually. Subsequent to fiscal year 2011, we allocated revenue in multiple element arrangements to each unit of accounting using the relative selling price method. Selling prices used during the allocation process are based on; vendor specific objective evidence ("VSOE") of fair value if available, third-party evidence if VSOE of fair value is not available, or estimated selling price if neither VSOE of fair value or third-party evidence is available.

Equipment sales revenue consists of dispensing, respiratory, and infusion equipment. We recognize equipment sales revenue upon customer acceptance, which occurs after the transfer of title and risk of loss to the customer and the substantial completion of installation or training services. When related training services are considered inconsequential, delivery is deemed to occur upon the transfer of title and risk of loss, at which time revenue and the costs associated with installation and training are recognized.

Equipment lease revenue consists primarily of dispensing equipment, and transactions are evaluated and classified as either operating leases or sales-type leases in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 840, *Leases* ("ASC 840").

We estimate the fair value of a leased product based upon transacted cash sales prices of the same or similar products to similar classes of customers during the preceding twelve month period to determine the normal selling price of the product under ASC 840. Because our products are sold at a wide range of cash selling prices, we stratify our transacted cash selling prices based on product configuration and customer class, which we then use to calculate a weighted average selling price for each product subject to a sales-type lease transaction. This single point estimate represents the normal selling price under ASC 840. Based on this fair value estimate, we determine the implicit interest rate for each leased product, which is the rate that causes the fair value of the product to equal the present value of the minimum lease payments and the present value of the product's residual value. The interest rate implicit to the lease is then used to determine the amount of revenue recognized at the inception of the lease and the revenue recognized over the life of the lease.

We recognize products sold under sales-type leases as revenue upon the completion of installation activities in the amount of the present value of the minimum lease payments.

In addition, the financing component of sales-type leases is recorded as revenue over the lease terms. We recognize products sold under operating leases at the contracted price evenly over the rental period as identified within the customer agreement.

Shipping and Handling. Shipping and handling costs are included in cost of products sold in the consolidated statements of income. Shipping and handling costs include all delivery expenses as well as all costs to prepare the product for shipment to the end customer. Shipping and handling revenue received, which is included in the consolidated statements of income in "Revenue", was immaterial for all periods presented.

Research and Development Costs. Costs incurred in connection with development of new products and manufacturing methods are charged to expense as incurred, except certain software development costs which are capitalized after technological feasibility of the software is established.

Acquired In-Process Research and Development Costs. IPR&D costs include the costs of research and development projects in process at the time of acquisition, which had not yet reached technological feasibility. Determining the value of IPR&D requires significant estimates. The value of IPR&D is determined by estimating the future cash flows of each project and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition in accordance with accepted valuation methods. Management also assesses the current status of development, nature and timing of efforts to complete such development, uncertainties and other factors when estimating the fair value. Costs are not assigned to IPR&D unless future development is probable. IPR&D obtained through a business combination is recorded as an intangible asset with an indefinite life and is subject to periodic impairment review, with impairments, if any, expensed to our consolidated statement of income.

Translation of Foreign Currencies. The financial statements of our entities outside the United States generally are measured using their local currency as the functional currency. Adjustments to translate the assets and liabilities of these foreign entities into United States dollars are accumulated in other comprehensive income utilizing period-end exchange rates. Foreign currency transaction gains and losses, which are calculated by utilizing weighted average exchange rates for the period, are included in the consolidated statements of income in "Interest Expense and Other, Net". For the fiscal years ended June 30, 2013, 2012, and 2011, Interest Expense and Other, Net includes remeasurement gain/(loss) of $(2) million, $(6) million, and $6 million, respectively.

Foreign Currency Risk Management. We enter into foreign currency forward contracts to protect the value of anticipated foreign currency revenues and expenses associated with certain forecasted transactions. We also enter into forward interest rate swap contracts to manage variability of expected future cash flows associated with future debt issuances from changing interest rates. These derivative instruments are designated and qualify as cash flow hedges.

We also enter into foreign currency forward contracts to protect the value of existing foreign currency assets and liabilities. These contracts are treated as non-designated fair value hedges. The remeasurement adjustments for any foreign currency denominated assets or liabilities are included in "Interest Expense and Other, Net" in our consolidated statements of income. The remeasurement adjustment is offset by the foreign currency forward contract settlements which are also classified in "Interest Expense and Other, Net" in our consolidated statements of income.

Our cash flow derivative instruments are adjusted to current market values each period and qualify for hedge accounting. Periodic gains and losses of derivative instruments designated as cash flow hedges are deferred in accumulated other comprehensive income until the underlying transactions are recognized. Upon recognition, such gains and losses are recorded in net income as an adjustment to the carrying amounts of underlying transactions in the period in which these transactions are recognized. For those contracts designated as fair value hedges, resulting gains or losses are recognized in earnings offsetting the exposure of underlying transactions. Carrying values of all derivative instruments are included in other assets or liabilities.

CareFusion's policy requires that derivative instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the derivative instrument. Hedge effectiveness is assessed periodically. Any derivative instrument not designated as a hedge, or so designated but ineffective, is adjusted to market value and recognized in net income immediately. If a cash flow hedge ceases to qualify for hedge accounting treatment or is terminated, the derivative instrument would continue to be carried on the balance sheet at fair value until settled and future adjustments to the derivative instrument's fair value would be recognized in earnings immediately. If a forecasted transaction was no longer probable to occur, amounts previously deferred in accumulated other comprehensive income would be recognized immediately in earnings. See note 14 for additional information.

We are exposed to counterparty credit risk on all of our derivative instruments. Accordingly, we have established and maintained strict counterparty credit guidelines and entered into hedges only with major financial institutions that are investment grade or better. We do not have significant exposure to any one counterparty and management believes the risk of loss is remote and in any event would not be material. Additionally, we do not require collateral under these agreements.

New Accounting Pronouncements (Adopted during fiscal year 2013)

ASU 2011-05 & ASU 2011-12. In June 2011, the FASB issued ASU 2011-05 — *Presentation of Comprehensive Income* ("ASU 2011-05"), and in December 2011 issued ASU 2011-12 — *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* ("ASU 2011-12"). ASU 2011-05 amends existing guidance around comprehensive income and aligns Other Comprehensive Income ("OCI") disclosure requirements between GAAP and International Financial Reporting Standards. Previously, components of OCI could be presented as part of the statement of changes in stockholders' equity; ASU 2011-05 requires entities to report these in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the income statement format used in existing GAAP, and the second statement would include components of OCI. ASU 2011-05 does not change the items that must be reported within OCI. ASU 2011-12 indefinitely defers portions of the new presentation requirements of ASU 2011-05 around reclassifications of items out of accumulated OCI. During the deferral period, entities will still need to comply with the existing requirements of GAAP for the presentation of reclassification adjustments. We adopted the provisions of ASU 2011-05 and ASU 2011-12 during the quarter ended September 30, 2012. The adoptions of ASU 2011-05 and ASU 2011-12 had no material impact on our financial condition, results of operations or cash flows.

ASU 2012-02. In July 2012, the FASB issued ASU 2012-02 — *Testing Indefinite-Lived Intangible Assets for Impairment* ("ASU 2012-02"). For entities testing indefinite-lived intangible assets for impairment, ASU 2012-02 allows the option of performing a qualitative assessment in lieu of an annual fair value calculation if the risk of impairment is determined not to be more likely than not. We early adopted the amendment provisions of ASU 2012-02 prospectively on April 1, 2013; the adoption of this standard did not have a material impact on our financial condition, results of operations or cash flows.

NOTE 2. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Nicolet Business

During the quarter ended March 31, 2012, we committed to a plan to sell our Nicolet neurodiagnostic and monitoring products business, resulting in held for sale classification of the underlying assets. As a result, the assets of the Nicolet business were written down to fair value less costs to sell. In April 2012, we entered into a definitive agreement to sell the Nicolet business for approximately $58 million in cash, subject to post-closing adjustments related to working capital. As a result, we recorded a pre-tax impairment charge of approximately $78 million in fiscal year 2012. On July 1, 2012 we completed the sale of the Nicolet business, resulting in an additional $4 million loss recorded in discontinued operations, primarily related to the tax impact from the sale. The Nicolet business was historically part of our Procedural Solutions segment. Our decision to sell the Nicolet business is part of our continuing strategy of assessing our portfolio of products with a view of divesting product lines that do not align with our objectives.

International Surgical Products Business

During the quarter ended March 31, 2011, we entered into a definitive agreement to sell our International Surgical Products distribution business ("ISP"), resulting in held for sale classification of the underlying assets. Accordingly, the assets of the ISP business were written down to fair value less costs to sell, resulting in a pre-tax impairment charge of $40 million recorded in the quarter ended March 31, 2011. On April 1, 2011, we completed the sale of the ISP business, resulting in a total loss from discontinued operations associated with the ISP business of approximately

$47 million, which includes a $5 million loss recorded in the quarter ended June 30, 2011, related to incremental costs to sell and adjustments to the estimated purchase price. At the closing of the sale, we received approximately $124 million in cash. At June 30, 2011, an additional $20 million in receivables were included within current assets in our consolidated balance sheet, for total consideration of approximately $144 million, which is net of purchase price adjustments and was fully collected by September 30, 2011.

Summarized selected financial information for the Nicolet business and the ISP business for the fiscal years ended June 30, 2012 and 2011, is as follows:

(in millions)	Fiscal Year Ended June 30, 2012	Fiscal Year Ended June 30, 2011
Revenue	$ 95	$422
Operating Loss	(78)	(38)
Loss Before Income Tax	(78)	(44)
Provision (Benefit) for Income Tax	(10)	6
Loss from Discontinued Operations, Net of Tax	(68)	(50)

All discontinued operations businesses presented were previously included in the Procedural Solutions segment. There were no discontinued operations for fiscal year 2013.

The assets and liabilities of discontinued operations are stated separately as of June 30, 2012 in the condensed consolidated balance sheets and are comprised of the following items:

(in millions)	June 30, 2012
ASSETS	
Current Assets:	
Cash and Cash Equivalents	$ (1)
Trade Receivables, Net	12
Inventories, Net	19
Prepaid Expenses and Other	1
Other Current Assets	42
Current Assets of Discontinued Operations	73
Property and Equipment, Net	—
Goodwill	—
Intangible Assets	—
Other Assets	—
Total Assets of Discontinued Operations	$73
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ 3
Other Accrued Liabilities	10
Other Current Liabilities	6
Current Liabilities of Discontinued Operations	19
Total Liabilities of Discontinued Operations	$19

OnSite Services Business

During the quarter ended March 31, 2011, we entered into a definitive agreement to sell the OnSite Services instrument management and repair business which met the criteria for classification as assets held for sale. The transaction closed on March 28, 2011, and a pre-tax gain related to the disposition of approximately $15 million was recorded in the quarter ended March 31, 2011. The results of this business are reported within earnings from continuing operations in the consolidated statements of income for periods up to the closing date, as its impact to the consolidated financial statements was not material.

NOTE 3. ACQUISITIONS

Fiscal Year 2013. On November 14, 2012, we completed the acquisition of Intermed Equipamento Medico Hospitalar Ltda ("Intermed"), a privately held, leading respiratory technologies company based in Sao Paulo, Brazil. We funded the acquisition with existing cash and funds generated from operations. The acquisition of Intermed was not material to our consolidated financial statements.

Fiscal Year 2012. On June 1, 2012, we completed the acquisition of UK Medical Holdings Ltd. ("UKMH"), a leading distributor of specialized medical products to the National Health Service and private healthcare sector in the United Kingdom. The acquisition of UKMH was not material to our consolidated financial statements.

On April 2, 2012, we completed the acquisition of PHACTS, LLC ("PHACTS"), a technology and consulting company that helps hospital pharmacies better manage inventory, reduce pharmaceutical costs, and streamline operations. The acquisition of PHACTS was not material to our consolidated financial statements.

On August 1, 2011, we completed the acquisition of Rowa Automatisierungssysteme GmbH ("Rowa"), a German based company specializing in robotic medication storage and retrieval systems for retail and hospital pharmacies. The purchase price of the acquisition, which was paid in cash, was approximately $150 million. The valuation of acquired assets and liabilities resulted in the recognition of goodwill of approximately $84 million, of which approximately $11 million is expected to be deductible for tax purposes; identifiable intangible assets of $81 million; deferred tax liabilities of $23 million; and the remaining amount associated with net assets acquired. Various factors contributed to the establishment of goodwill, including market penetration, an expanded global footprint, and the portfolio of future products under development. The consolidated financial statements include the results of operations from this business combination from the date of acquisition, which is included in our Medical Systems segment. Had the transaction occurred at the beginning of fiscal year 2012, consolidated results of operations would not have differed materially from reported results.

Fiscal Year 2011. During fiscal year 2011, we completed the acquisition of Vesta Medical, LLC ("Vestara"), a developer of technology solutions that enable the safe, efficient disposal and tracking of environmentally sensitive pharmaceutical waste. The acquisition of Vestara was not material to our consolidated financial statements.

NOTE 4. EARNINGS PER SHARE

For the fiscal years ended June 30, 2013, 2012 and 2011, basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per common share is calculated to give effect to all dilutive securities, using the treasury stock method.

The following table sets forth the reconciliation of basic and diluted earnings per share for the fiscal years ended June 30, 2013, 2012 and 2011:

(shares in millions)	Fiscal Year Ended June 30, 2013	2012	2011
Denominator for Basic Earnings per Share	221.2	223.7	222.8
Effect of Dilutive Securities:			
Stock Options	1.6	0.9	0.9
Restricted Stock Awards, Restricted Stock Units and Performance Stock Units	1.2	1.4	1.4
Denominator for Diluted Earnings per Share – Adjusted for Dilutive Securities	224.0	226.0	225.1

The table below provides a summary of the securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the period presented. Antidilutive securities were as follows for the fiscal years ended June 30, 2013, 2012 and 2011:

(shares in millions)	Fiscal Year Ended June 30, 2013	2012	2011
Number of Securities	5.1	9.2	8.8
Weighted Average Exercise Price	$31.27	$30.31	$31.79

Basic and diluted per share amounts are computed independently in the consolidated statements of income. Therefore, the sum of per share components may not equal the per share amounts presented.

In February 2012, we announced that our Board of Directors had approved a share repurchase program authorizing the repurchase of up to $500 million of our common stock through open market and private transactions. This share repurchase program was completed in June 2013. Under this program, we repurchased a total of 11.4 million shares of our common stock for an aggregate of $400 million (excluding commissions and fees) during the fiscal year ended June 30, 2013 and a total of 15.3 million shares of our common stock for an aggregate of $500 million (excluding commissions and fees) as of June 30, 2013. In August 2013, we announced that our Board of Directors had approved a new share repurchase program authorizing the repurchase of up to $750 million of our common stock. Under this program, we are authorized to repurchase our shares in open market and private transactions through December 2015. We expect to manage the pace of repurchases under this program based on market conditions and other relevant factors, and we currently intend to complete approximately $500 million of repurchases authorized by this program in fiscal 2014.

NOTE 5. RESTRUCTURING AND ACQUISITION INTEGRATION CHARGES

Restructuring and acquisition integration charges are expensed as incurred.

The following is a summary of restructuring and acquisition integration charges for the fiscal years ended June 30, 2013, 2012 and 2011:

(in millions)	Fiscal Year Ended June 30, 2013	2012	2011
Restructuring Charges	$17	$33	$60
Acquisition Integration Charges	1	—	4
Total Restructuring and Acquisition Integration Charges	$18	$33	$64

Restructuring Charges

In fiscal year 2011, we initiated a global restructuring program (the "2011 Plan"), which was initially expected to result in a reduction of approximately 700 positions. The 2011 Plan resulted in a reduction of approximately 850 positions in fiscal year 2011. Restructuring costs associated with the 2011 Plan of approximately $50 million were recorded to the "Restructuring and Acquisition Integration Charges" line within our consolidated statements of income as they were incurred. Substantially all of the costs associated with the 2011 Plan were incurred as of June 30, 2011. The final restructuring costs associated with the 2011 Plan were $54 million and were incurred as of June 30, 2012.

In addition to the restructuring programs discussed above, we periodically incur costs to implement restructuring efforts for specific operations, which are recorded within our consolidated statements of income as they are incurred.

The restructuring plans focus on various aspects of operations, including closing and consolidating certain manufacturing operations, rationalizing headcount, and aligning operations in the most strategic and cost-efficient structure.

As discussed in note 1, in order to better align our operating and reportable segments with our updated business profile, commencing with the quarter ended September 30, 2011, we re-segmented our businesses into two new segments: Medical Systems and Procedural Solutions. Additionally, during the quarter ended September 30, 2012, we combined our respiratory diagnostics products with the Respiratory Technologies business line within the Medical Systems segment. Our respiratory diagnostics products had previously been reported within the Procedural Solutions segment as "Other."

The following table segregates our restructuring charges into our reportable segments and, along with the following paragraphs, provides additional detail regarding the types of restructuring charges incurred by us for the fiscal years ended June 30, 2013, 2012 and 2011, net of reclassification adjustments to conform to the current period presentation:

(in millions)	Fiscal Year Ended June 30, 2013	2012	2011
Medical Systems			
Employee-Related Costs	$12	$14	$33
Facility Exit and Other Costs	—	4	1
Total Medical Systems	12	18	34
Procedural Solutions			
Employee-Related Costs	$ 3	$13	$18
Facility Exit and Other Costs	2	2	8
Total Procedural Solutions	5	15	26
Total Restructuring Charges	$17	$33	$60

Employee-Related Costs. These costs primarily consist of severance accrued upon either communication of terms to employees or over the required service period, outplacement services provided to employees who have been involuntarily terminated and associated payroll costs.

Facility Exit and Other Costs. These costs primarily consist of accelerated depreciation, equipment relocation costs, project consulting fees, and costs associated with restructuring our delivery of information technology infrastructure services.

Restructuring Accrual Rollforward. The following table summarizes activity related to liabilities associated with our restructuring charges as of June 30, 2013, 2012 and 2011, which are included within "Other Accrued Liabilities" in the consolidated balance sheets:

(in millions)	2011 Plan[2]	Other Restructuring Plans	Total Restructuring Plans
Accrued at June 30, 2010	$ —	$ 8	$ 8
Accrued Costs	46	14	60
Cash Payments	(39)	(17)	(56)
Accrued at June 30, 2011	$ 7	$ 5	$ 12
Accrued Costs	2	25	27
Cash Payments	(9)	(20)	(29)
Accrued at June 30, 2012	$ —	$ 10	$ 10
Accrued Costs	—	17	17
Cash Payments	—	(20)	(20)
Accrued at June 30, 2013	$ —	$ 7	$ 7
Total Final Costs Expensed[1]	$ 54		

[1] Total costs expensed to date and total program costs are not provided separately for other restructuring programs based on the short duration and smaller size of these programs.

[2] The costs associated with the 2011 Plan primarily consist of severance and outplacement services and associated payroll costs accrued upon either communication of terms to employees or over the required service period, excluding impairment charges of $6 million.

Acquisition Integration Charges

Costs of integrating operations of various acquired companies are recorded as acquisition integration charges when incurred. The acquisition integration charges incurred during fiscal year 2011 were primarily the result of the acquisition of Medegen in May 2010. The acquisition integration charges incurred during fiscal year 2013 were the result of the acquisition of Intermed in November 2012.

Certain restructuring and acquisition costs are based upon estimates. Actual amounts paid may ultimately differ from these estimates. If additional costs are incurred or recognized amounts exceed costs, such changes in estimates will be recognized when they occur.

NOTE 6. LEASES

Sales-Type Leases. Our sales-type leases have predominantly five year terms. Lease receivables are generally collateralized by the underlying equipment. The components of our net investment in sales-type leases are as follows as of June 30, 2013 and 2012:

(in millions)	June 30, 2013	June 30, 2012
Future Minimum Lease Payments Receivable	$1,503	$1,539
Unguaranteed Residual Values	29	28
Unearned Income	(173)	(205)
Allowance for Uncollectible Minimum Lease Payments Receivable	(7)	(10)
Net Investment in Sales-Type Leases	1,352	1,352
Less: Current Portion	351	374
Net Investment in Sales-Type Leases, Less Current Portion	$1,001	$ 978

Future minimum lease payments to be received pursuant to sales-type leases during the next five fiscal years and thereafter are as follows:

(in millions)	2014	2015	2016	2017	2018	Thereafter	Total
Minimum Lease Payments	$474	$433	$322	$199	$72	$3	$1,503

Operating Leases. Products under operating leases, included in the consolidated balance sheet, consisted of the following at June 30, 2013 and 2012:

(in millions)	June 30, 2013	June 30, 2012
Products	$ 94	$ 86
Allowance for Depreciation	(60)	(48)
	$ 34	$ 38

Future minimum lease payments to be received pursuant to operating leases during the next five fiscal years and thereafter are as follows:

(in millions)	2014	2015	2016	2017	2018	Thereafter	Total
Future Lease Payments	$36	$25	$20	$9	$5	$1	$96

NOTE 7. INVENTORIES

Inventories, accounted for at the lower of cost or market on the FIFO method, consisted of the following:

(in millions)	June 30, 2013	June 30, 2012
Raw Materials	$141	$145
Work-in-Process	23	20
Finished Goods	264	263
	428	428
Reserve for Excess and Obsolete Inventories	(44)	(38)
Inventories, Net	$384	$390

NOTE 8. FINANCING RECEIVABLES

Our net investment in sales-type leases are considered financing receivables. As our portfolio of financing receivables primarily arise from the leasing of our dispensing equipment, the methodology for determining our allowance for credit losses is based on the collective population and not stratified by class or portfolio segment. Allowances for credit losses on the entire portfolio are based on historical experience loss rates and the potential impact of anticipated changes in business practices, market dynamics, and economic conditions. We also reserve individual balances based on the evaluation of customers' specific circumstances. We write off amounts that are deemed uncollectible. Financing receivables are generally considered past due 30 days after the billing date. We do not accrue interest on past due financing receivables.

The change in the allowance for credit losses on financing receivables for the years ended June 30, 2013 and 2012, consisted of the following:

(in millions)	
Balance of allowance for credit losses — June 30, 2011	$ 9
Charge-offs	(2)
Recoveries	1
Provisions	2
Balance of allowance for credit losses — June 30, 2012	$10
Charge-offs	(2)
Recoveries	—
Provisions	(1)
Balance of allowance for credit losses — June 30, 2013	$ 7

The following table summarizes the credit losses and recorded investment in sales-type leases as of June 30, 2013:

(in millions)	
Allowance for credit losses:	
Ending Balance at June 30, 2013	$ 7
Ending Balance: individually evaluated for impairment	$ 1
Ending Balance: collectively evaluated for impairment	$ 6
Net Investment in Sales-Type Leases:	
Ending Balance at June 30, 2013	$1,352
Ending Balance: individually evaluated for impairment	$ 1
Ending Balance: collectively evaluated for impairment	$1,351

NOTE 9. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

(in millions)	June 30, 2013	June 30, 2012
Land, Buildings and Improvements	$ 190	$ 175
Machinery and Equipment	858	804
Furniture and Fixtures	23	21
	1,071	1,000
Accumulated Depreciation	(662)	(569)
Property and Equipment, Net	$ 409	$ 431

Depreciation expense was $109 million, $109 million and $106 million for fiscal year 2013, 2012 and 2011, respectively. We expense repairs and maintenance expenditures as incurred.

NOTE 10. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The following table summarizes the changes in the carrying amount of goodwill, net of adjustments for discontinued operations:

(in millions)	Total
Balance at June 30, 2011	$2,933
Goodwill Acquired, Net of Purchase Price Adjustments	116
Foreign Currency Translation Adjustments	(10)
Balance at June 30, 2012	3,039
Goodwill Acquired, Net of Purchase Price Adjustments	41
Foreign Currency Translation Adjustments	1
Balance at June 30, 2013	$3,081

As of June 30, 2013, goodwill for the Medical Systems segment and the Procedural Solutions segment was $2,103 million and $978 million, respectively. The amount set forth above for goodwill acquired reflects the acquisition of Intermed, which we completed on November 14, 2012.

As of June 30, 2012, goodwill for the Medical Systems segment and the Procedural Solutions segment was $2,066 million and $973 million, respectively. The amount set forth above for goodwill acquired in fiscal year 2012 reflects the acquisition of Rowa, which we completed on August 1, 2011, the acquisition of PHACTS, which we completed on April 2, 2012, and the acquisition of UK Medical, which we completed on June 1, 2012.

As discussed in note 1 to the consolidated financial statements, during the quarter ended September 30, 2012, we combined our respiratory diagnostics products with our Respiratory Technologies business line, which is included in the Medical Systems segment. As a result, goodwill was reassigned to the Medical Systems and Procedural Solutions operating segments using the relative fair value allocation and is reflected retrospectively.

CAREFUSION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible Assets

Intangible assets with definite lives are amortized over their useful lives which range from 3 to 20 years. The detail of intangible assets by class is as follows:

(in millions)	Weighted Average Life (years)	Gross Intangible	Accumulated Amortization	Net Intangible
June 30, 2013				
Unamortized Intangibles:				
In-Process Research and Development	Indefinite	$ 45	$ —	$ 45
Trademarks	Indefinite	307	—	307
Total Unamortized Intangibles		352	—	352
Amortized Intangibles:				
Trademarks and Patents	11	88	47	41
Developed Technology	9	368	200	168
Customer Relationships	16	480	275	205
Other	7	61	34	27
Total Amortized Intangibles	12	997	556	441
Total Intangibles		$1,349	$556	$793
June 30, 2012[1]				
Unamortized Intangibles:				
In-Process Research and Development	Indefinite	$ 45	$ —	$ 45
Trademarks	Indefinite	307	—	307
Total Unamortized Intangibles		352	—	352
Amortized Intangibles:				
Trademarks and Patents	11	86	41	45
Developed Technology	9	353	154	199
Customer Relationships	16	478	253	225
Other	8	41	31	10
Total Amortized Intangibles	12	958	479	479
Total Intangibles		$1,310	$479	$831

[1] Amounts have been adjusted for discontinued operations. See note 2 to the consolidated financial statements.

Amortization expense for the three years ended June 30, 2013, 2012 and 2011 is as follows, net of adjustments for discontinued operations:

(in millions)	Fiscal Year Ended June 30, 2013	2012	2011
Amortization Expense	$75	$89	$80

Amortization expense for each of the next five fiscal years is estimated to be:

(in millions)	2014	2015	2016	2017	2018
Amortization Expense	$74	$61	$59	$54	$44

NOTE 11. BORROWINGS

Borrowings consisted of the following:

(in millions)	June 30, 2013	June 30, 2012
Senior Notes due 2012, 4.125%, Effective Rate 4.52%	$ —	$ 250
Senior Notes due 2014, 5.125% Less Unamortized Discount of $1.8 million at June 30, 2013, Effective Rate 5.49%	448	448
Senior Notes due 2019, 6.375% Less Unamortized Discount of $11.0 million at June 30, 2013, Effective Rate 6.69%	689	691
Senior Notes due 2023, 3.300% Less Unamortized Discount of $2.2 million at June 30, 2013, Effective Rate 3.39%	298	—
Euro Denominated Debt, Interest Averaging 3.53% at June 30, 2013, Due in Varying Installments through 2020	11	12
Other Obligations; Interest Averaging 12.43% at June 30, 2013 and 8.54% at June 30, 2012, Due in Varying Installments through 2014	—	1
Total Borrowings	1,446	1,402
Less: Current Portion	2	251
Long-Term Portion	$1,444	$1,151

Senior Unsecured Notes. In July 2009, we sold $1.4 billion aggregate principal amount of senior unsecured notes and received net proceeds of $1.374 billion (the "July 2009 Notes"). In August 2012, we used $250 million in cash to repay upon maturity the $250 million aggregate principal amount of the 4.125% senior notes due 2012. In March 2013, we issued $300 million aggregate principal amount of senior unsecured notes and received net proceeds of approximately $298 million (the "March 2013 Notes"). The senior notes are unsecured obligations and the discount on sale of the senior notes is amortized to interest expense utilizing the effective interest rate method.

The indenture for the senior notes limits our ability to incur certain secured debt and enter into certain sale and leaseback transactions. In accordance with the indenture, we may redeem the senior notes prior to maturity at a price that would equal or exceed the outstanding principal balance, as defined. In addition, if we undergo a change of control and experience a below investment grade rating event, we may be required to repurchase all of the senior notes at a purchase price equal to 101% of the principal balance plus any accrued and unpaid interest.

In connection with the issuance of the July 2009 Notes, we entered into a registration rights agreement with the initial purchasers of the notes pursuant to which we agreed to file a registration statement with the SEC to conduct an exchange offer for the notes. In accordance with the registration rights agreement, we filed a Form S-4 with the SEC and conducted an exchange offer for the July 2009 Notes, which we completed on February 4, 2010. The purpose of the exchange offer was to allow the holders of the July 2009 Notes, which were issued in a private placement transaction and were subject to transfer restrictions, to exchange their notes for new notes that did not have these restrictions and are registered under the Securities Act. All of the outstanding July 2009 Notes were exchanged in the exchange offer. In connection with the issuance of the March 2013 Notes, we entered into a registration rights agreement with the initial purchasers of the notes pursuant to which we agreed to file a registration statement with the SEC to conduct an exchange offer for the notes. Under this registration rights agreement, we have until March 11, 2014 to file a registration statement with the SEC for the March 2013 Notes.

Euro Denominated Debt. In connection with our acquisition of Rowa on August 1, 2011, we assumed a 9 million Euro debt facility comprised of four tranches with annual interest rates ranging from 2.65% to 3.75%.

These loans are subject to certain customary covenants and payable in quarterly or semi-annual installments, with the final payment due September 30, 2020. The aggregate outstanding balance on these loans was $11 million and $12 million at June 30, 2013 and June 30, 2012, respectively.

Revolving Credit Facility. In July 2011, we entered into a five-year senior unsecured revolving credit facility with an aggregate available principal amount of $550 million. Effective as of December 10, 2012, we increased the aggregate commitments available under the credit facility from $550 million to $750 million, pursuant to the exercise of the accordion feature under the credit facility. At both June 30, 2013 and June 30, 2012, we had no amounts outstanding under the credit facility.

The credit facility matures on July 6, 2016. Borrowings under the credit facility bear interest at a rate per annum based upon the British Bankers Association LIBOR Rate or the alternate base rate, in each case plus an applicable margin, which varies based upon CareFusion's debt ratings. The credit facility also requires us to pay a quarterly commitment fee to the lenders under the credit facility on the amount of the lender's unused commitments thereunder based upon CareFusion's debt ratings.

The credit facility contains several customary covenants including, but not limited to, limitations on liens, subsidiary indebtedness, dispositions, and transactions with affiliates. In addition, the credit facility contains financial covenants requiring us to maintain a consolidated leverage ratio of no more than 3.50:1.00 as of the end of any period of four fiscal quarters, and a consolidated interest coverage ratio of at least 3.50:1.00 as of the end of any period of the most recent four fiscal quarters. The credit facility is subject to customary events of default, including, but not limited to, non-payment of principal or other amounts when due, breach of covenants, inaccuracy of representations and warranties, cross-default to other material indebtedness, certain ERISA-related events, certain voluntary and involuntary bankruptcy events, and change of control.

We were in compliance with all of the revolving credit facility covenants at June 30, 2013.

Other Borrowings. We maintain other borrowings that consist primarily of additional notes, loans and capital leases, which were not material at June 30, 2013. These additional notes, loans and capital leases totaled $1 million at June 30, 2012. Obligations related to capital leases are secured by the underlying assets.

Letters of Credit and Bank Guarantees. At June 30, 2013 and June 30, 2012, we had $24 million and $21 million, respectively, of letters of credit and bank guarantees outstanding.

Future Payments. As of June 30, 2013, maturities of long-term obligations for the next five fiscal years and thereafter are as follows:

(in millions)	2014	2015	2016	2017	2018	Thereafter	Total
Maturities of Long-Term Obligations	$2	$450	$2	$1	$1	$990	$1,446

NOTE 12. INCOME TAXES

Income before income taxes is as follows for fiscal years ended June 30, 2013, 2012 and 2011:

	For Fiscal Year Ended June 30,		
(in millions)	2013	2012	2011
United States Operations	$281	$183	$169
Non-United States Operations[1]	262	304	256
Total	$543	$487	$425

[1] Substantially all income from foreign operations was earned by a Switzerland subsidiary.

Provision for Income Taxes. The provision (benefit) for taxes consists of the following for the fiscal years ended June 30, 2013, 2012 and 2011:

(in millions)	For Fiscal Year Ended June 30, 2013	2012	2011
Current:			
Federal	$129	$ 80	$ 53
State and Local	13	6	6
Non-United States	20	27	9
Total	162	113	68
Deferred:			
Federal	(2)	10	61
State and Local	1	4	(5)
Non-United States	(7)	(1)	2
Total	(8)	13	58
Total Provision	$154	$126	$126

A reconciliation of the provision for taxes based on the federal statutory income tax rate to our effective income tax rate is as follows for fiscal years ended June 30, 2013, 2012 and 2011:

	For Fiscal Year Ended June 30, 2013	2012	2011
Provision at Federal Statutory Rate	35.0%	35.0%	35.0%
State and Local Income Taxes, net of Federal Benefit	1.6	1.3	2.2
Foreign Rate Variance	(14.6)	(16.2)	(17.0)
U.S. Tax Impact on Foreign Earnings	5.8	5.9	8.0
Nondeductible/Nontaxable Items	(1.0)	(0.7)	0.2
Deferred State Tax Rate Adjustment	—	—	(0.8)
Other	1.5	0.6	2.3
Effective Income Tax Rate	28.3%	25.9%	29.9%

In the third quarter of fiscal 2013, the American Taxpayer Relief Act of 2012 reinstated the U.S. federal research and development tax credit, retroactive to January 1, 2012. As a result, during the six months ended June 30, 2013, we recognized total tax benefits of $5.2 million, of which $1.6 million related to fiscal 2012 research and development expenses.

As of June 30, 2013 we had an estimated $2.1 billion of undistributed earnings from non-United States subsidiaries that are intended to be indefinitely reinvested in non-United States operations. As these earnings are considered indefinitely reinvested, no incremental United States tax has been provided for these earnings. It is not practicable to estimate the amount of United States tax that might be payable if such earnings were remitted.

Our operations in Switzerland benefit from certain tax rulings, and to a lesser extent, certain tax incentives. Our Switzerland subsidiary qualifies for one of the federal tax regimes in Switzerland as a principal company as well as a special mixed company cantonal/communal tax regime, both of which have no expiration date. To a lesser extent, our Switzerland subsidiary also qualifies for certain federal and cantonal/communal tax holidays that are set to expire in 2015. The impact of the tax holiday decreased income taxes by approximately $7 million, $7 million, and $3 million for fiscal years 2013, 2012, and 2011, respectively. The benefit of the tax holiday on diluted earnings per share was approximately $0.03, $0.03, and $0.02 for fiscal years 2013, 2012, and 2011, respectively.

Deferred Tax Assets and Liabilities. Deferred income taxes arise from temporary differences between financial reporting and tax reporting bases of assets and liabilities, and operating loss and tax credit carryforwards for tax purposes. The components of the deferred income tax assets and liabilities as of June 30, 2013 and 2012 are as follows:

(in millions)	June 30, 2013	June 30, 2012
Deferred Income Tax Assets:		
Receivable Basis Difference	$ 6	$ 7
Accrued Liabilities	60	72
Equity Compensation	40	41
Loss and Credit Carryforwards	15	10
Property-Related	39	43
Inventory Basis Differences	28	19
Interest	47	46
Other	26	26
Total Deferred Income Tax Assets	261	264
Valuation Allowance for Deferred Income Tax Assets	—	(1)
Net Deferred Income Tax Assets	261	263
Deferred Income Tax Liabilities:		
Goodwill and Other Intangibles	(288)	(321)
Revenue on Lease Contracts	(499)	(502)
Other	(29)	(1)
Total Deferred Income Tax Liabilities	(816)	(824)
Net Deferred Income Tax Liabilities	$(555)	$(561)

Deferred tax assets and liabilities in the preceding table, after netting by taxing jurisdiction, are in the following captions in the consolidated balance sheet at June 30, 2013 and 2012:

(in millions)	June 30, 2013	June 30, 2012
Current Deferred Tax Asset[1]	$ 77	$ 81
Non Current Deferred Tax Asset[2]	8	4
Current Deferred Tax Liability[3]	(2)	(2)
Non Current Deferred Tax Liability[4]	(638)	(644)
Net Deferred Tax Liability	$(555)	$(561)

[1] Included in "Other Current Assets"
[2] Included in "Other Assets"
[3] Included in "Other Accrued Liabilities"
[4] Included in "Deferred Income Taxes"

During the quarter ended June 30, 2013, we determined the deferred tax liabilities related to intangibles and goodwill from acquisition accounting were overstated by $20 million. The overstatement relates back to the amounts recorded at the time of the separation from Cardinal Health. The adjustment was deemed to be immaterial to our consolidated balance sheet and resulted in a decrease to the deferred tax liabilities and an increase to additional paid-in capital by $20 million during the quarter ended June 30, 2013. There was no impact of the adjustment to the statements of income, comprehensive income and cash flows for the year ended June 30, 2013.

At June 30, 2013, we had gross state and international loss and credit carryforwards of $75 million and $27 million, respectively, the tax effect of which is an aggregate deferred tax asset of $15 million. Substantially all of these carryforwards are available for at least three years or have an indefinite carryforward period.

Unrecognized Tax Benefits. We had $265 million and $301 million of unrecognized tax benefits at June 30, 2013 and June 30, 2012, respectively. Substantially all of the unrecognized tax benefits as of June 30,2013, if recognized, would affect our effective tax rate.

A reconciliation of the unrecognized tax benefits for the fiscal years ended June 30, 2013, and 2012 is as follows:

(in millions)	For Fiscal Year Ended June 30, 2013	2012
Balance at July 1	$301	$289
Additions for Tax Positions of the Current Year	15	8
Additions for Tax Positions of Prior Years	16	8
Reductions for Tax Positions of Prior Years	(9)	(1)
Expiration of the Statute of Limitations	(4)	(3)
Settlements with Tax Authorities	(54)	—
Balance at June 30	$265	$301

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of June 30, 2013 and 2012, we had $102 million and $126 million, respectively, accrued for the payment of interest and penalties. These balances are gross amounts before any tax benefits and are included in other liabilities in the consolidated balance sheets. For the year ended June 30, 2013, we recognized $19 million of interest and penalties in the consolidated statements of income.

Our material tax jurisdiction is the United States. With a few minor exceptions, we are no longer subject to income tax examinations by United States Federal and State income tax authorities for fiscal years prior to 2003.

During the quarter ended September 30, 2008, Cardinal Health received an IRS Revenue Agent's Report for the fiscal years 2003 through 2005 that included Notices of Proposed Adjustment for additional taxes related to transfer pricing arrangements between foreign and domestic subsidiaries and the transfer of intellectual property among our subsidiaries, which we have appealed. The amount of additional tax proposed by the IRS in these notices totals $462 million, excluding penalties and interest. During the quarter ended June 30, 2013, we and Cardinal Health entered into a closing agreement with the IRS to effectively settle the matters related to the transfer of intellectual property among our subsidiaries. As part of the settlement, we agreed to pay $80 million ($69 million net of tax) which includes $26 million of interest. This closing agreement resolves $450 million of the original $462 million of additional tax proposed by the IRS related to fiscal years 2003 through 2005. We expect to resolve the remaining matters within the next twelve months.

In addition, during the quarter ended December 31, 2010, we received an IRS Revenue Agent's Report for fiscal years 2006 and 2007 that included Notices of Proposed Adjustment for additional taxes related to transfer pricing arrangements between foreign and domestic subsidiaries. We and Cardinal Health disagree with the IRS regarding its application of the United States Treasury regulations to the arrangements under review and the valuations underlying such adjustments and intend to vigorously contest them. The tax matters agreement that we entered into with Cardinal Health in connection with the spinoff generally provides that the control of audit proceedings and payment of any additional liability related to our business is our responsibility. We are currently before the IRS Appeals office for fiscal years 2003 through 2007, and continue to engage in substantive discussions related to these fiscal years.

During the quarter ended September 30, 2011, the IRS commenced the tax audit for the fiscal years 2008 and 2009 and the short period July 1, 2009 through August 31, 2009 as part of Cardinal Health's tax audit of its federal consolidated returns for fiscal years 2008 through 2010. During the quarter ended December 31, 2011, the IRS commenced the tax audit for the short period September 1, 2009 through June 30, 2010. Furthermore, during the quarter ended June 30, 2013, the IRS commenced the tax audit for fiscal year 2011. We have not received any Notices of Proposed Adjustment for these audit periods to date.

It is reasonably possible that the amount of unrecognized tax benefits will significantly change due to one or more of the following events in the next twelve months: expiring statutes, audit activity, tax payments, other activity, or final decisions in matters that are the subject of controversy in various taxing jurisdictions in which we operate. The majority of this possible change relates to issues involving transfer pricing and the transfer of intellectual property among our subsidiaries. Depending upon open tax examinations and/or the expiration of applicable statutes of limitation, we believe that the total amount of unrecognized tax benefits may decrease by up to $24 million including up to $14 million which, if recognized upon audit settlement, statute expiration, or other activity would affect the 2014 effective tax rate.

We believe that we have provided adequate contingent tax reserves for these matters. However, if upon the conclusion of these audits, the ultimate determination of taxes owed is for an amount that is materially different than our current reserves, our overall tax expense and effective tax rate may be materially impacted in the period of adjustment.

NOTE 13. COMMITMENTS AND CONTINGENCIES

In addition to commitments and obligations in the ordinary course of business, we are subject to various claims, other pending and potential legal actions for damages, investigations relating to governmental laws and regulations and other matters arising out of the normal conduct of our business. We assess contingencies to determine the degree of probability and range of possible loss for potential accrual or disclosure in our consolidated financial statements. An estimated loss contingency is accrued in our consolidated financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Because litigation is inherently unpredictable and unfavorable resolutions could occur, assessing contingencies is highly subjective and requires judgments about future events. When evaluating contingencies, we may be unable to provide a meaningful estimate due to a number of factors, including the procedural status of the matter in question, the presence of complex or novel legal theories, and/or the ongoing discovery and development of information important to the matters. In addition, damage amounts claimed in litigation against us may be unsupported, exaggerated or unrelated to reasonably possible outcomes, and as such are not meaningful indicators of our potential liability. We regularly review contingencies to determine the adequacy of our accruals and related disclosures. The amount of ultimate loss may differ from these estimates. It is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies. Whether any losses finally determined in any claim, action, investigation or proceeding could reasonably have a material effect on our business and financial condition will depend on a number of variables, including: the timing and amount of such losses; the structure and type and significance of any remedies; and the unique facts and circumstances of the particular matter that may give rise to additional factors.

Administrative Subpoenas. In April 2011, we received a federal administrative subpoena from the U.S. Department of Justice ("Department of Justice") through the U.S. Attorney for the District of Kansas. In addition, in September 2011, we received a federal administrative subpoena from the Office of Inspector General ("OIG") of the Department of Health and Human Services. In August 2012, we received another federal subpoena from the Department of Justice containing additional information requests. All three subpoenas request documents and other materials that relate primarily to our sales and marketing practices for our ChloraPrep skin preparation product and information regarding our relationships with healthcare professionals. In April 2013, we announced an agreement in principle pursuant to which we expect to pay the government approximately $41 million to resolve the government's allegations. In connection with these matters, we also entered into a non-prosecution agreement and will continue to cooperate with the government. The agreement in principle remains subject to several conditions, including the completion and execution of a formal settlement agreement and other required documentation. There can be no assurance that we will complete the required documentation or finalize the settlement of the proposed terms or at all. During the year ended June 30, 2013, we recorded a charge to establish a reserve for the amount of the expected payment. The amount and timing of the payment are subject to the final terms of the settlement agreement. We are unable to determine when we will enter into the formal settlement agreement, if at all, when these matters will be finally resolved, whether any additional areas of inquiry will be opened, or the final outcome of these matters. Other than the amount of the expected payment, we cannot at this time estimate what, if any, impact these matters and any results from these matters could have on our business, financial condition, results of operations, or cash flows.

FDA Consent Decree. We are operating under an amended consent decree with the FDA related to our infusion pump business in the United States. We entered into a consent decree with the FDA in February 2007 related to our Alaris SE pumps, and in February 2009, we and the FDA amended the consent decree to include all infusion pumps manufactured by or for CareFusion 303, Inc., our subsidiary that manufactures and sells infusion pumps in the United States. The amended consent decree does not apply to intravenous administration sets and accessories.

While we remain subject to the amended consent decree, which includes the requirements of the consent decree, we have made substantial progress in our compliance efforts. In accordance with the consent decree, we reconditioned Alaris SE pumps that had been seized by the FDA, remediated Alaris SE pumps in use by customers, and had an independent expert inspect the Alaris SE pump facilities and provide a certification to the FDA as to compliance. As a result of these efforts, in January 2010, we announced that the FDA had given us permission to resume the manufacturing and marketing of our Alaris SE pumps. In accordance with the amended consent decree, and in addition to the requirements of the original consent decree, we also implemented a corrective action plan to bring the Alaris System and all other infusion pumps in use in the United States market into compliance, had our infusion pump facilities inspected by an independent expert, and had our recall procedures and all ongoing recalls involving our infusion pumps inspected by an independent recall expert. In July 2010, the FDA notified us that we can proceed to the audit inspection phase of the amended consent decree, which includes the requirement to retain an independent expert to conduct periodic audits of our infusion pump facilities. The amended consent decree authorizes the FDA, in the event of any violations in the future, to order us to cease manufacturing and distributing, recall products and take other actions. We may be required to pay damages of $15,000 per day per violation if we fail to comply with any provision of the amended consent decree, up to $15 million per year.

We cannot currently predict the outcome of this matter, whether additional amounts will be incurred to resolve this matter, if any, or the matter's ultimate impact on our business. We may be obligated to pay more costs in the future because, among other things, the FDA may determine that we are not fully compliant with the amended consent decree and therefore impose penalties under the amended consent decree, and/or we may be subject to future proceedings and litigation relating to the matters addressed in the amended consent decree. As of June 30, 2013, we do not believe that a loss is probable in connection with the amended consent decree, and accordingly, we have no reserves associated with compliance with the amended consent decree.

Other Matters. In addition to the matters described above, we also become involved in other litigation and regulatory matters incidental to our business, including, but not limited to, product liability claims, employment matters, commercial disputes, intellectual property matters, inclusion as a potentially responsible party for environmental clean-up costs, and litigation in connection with acquisitions and divestitures. We intend to defend ourselves in any such matters and do not currently believe that the outcome of any such matters will have a material adverse effect on our financial condition, results of operations or cash flows.

We may also determine that products manufactured or marketed by us, or our sales and marketing practices for such products, do not meet our specifications, published standards or regulatory requirements. When a quality or regulatory issue is identified, we investigate the issue and take appropriate corrective action. We may be required to report such issues to regulatory authorities, which could result in fines, sanctions or other penalties. In some cases, we may also withdraw a product from the market, correct a product at the customer location, notify the customer of revised labeling and take other actions. We have recalled, and/or conducted field alerts relating to, certain of our products from time to time. These activities can lead to costs to repair or replace affected products, temporary interruptions in product sales and action by regulators, and can impact reported results of operations. We currently do not believe that these activities (other than those specifically disclosed herein) have had or will have a material adverse effect on our business or results of operations.

Commitments. The future minimum rental payments for operating leases having initial or remaining non-cancelable lease terms in excess of one year as of June 30, 2013, are as follows:

(in millions)	2014	2015	2016	2017	2018	Thereafter	Total
Minimum Rental Payments	$35	$29	$23	$20	$7	$20	$134

Rental expense relating to operating leases was approximately $55 million, $54 million and $52 million in fiscal years 2013, 2012 and 2011, respectively. Sublease rental income was not material for any period presented.

NOTE 14. FINANCIAL INSTRUMENTS

We use derivative instruments to partially mitigate our business exposure to foreign currency exchange and interest rate risk. We may enter into foreign currency forward contracts to offset some of the foreign exchange risk of expected future cash flows on certain forecasted revenues and expenses and on certain assets and liabilities. We hedge foreign currency exposure up to a maximum period of twelve months. We may also enter into interest rate swap agreements to manage variability of expected future cash flows and interest expense related to our existing debt, and future debt issuances.

The following table summarizes the fair value of our assets and liabilities related to derivative instruments as of June 30, 2013 and June 30, 2012:

(in millions)	June 30, 2013	June 30, 2012
Assets:		
Derivatives Designated as Hedging Instruments:		
Foreign Currency Forward Contracts[1]	$—	$ 2
Forward Interest Rate Swap Agreements[2]	34	—
Total Assets	$34	$ 2
Liabilities:		
Derivatives Designated as Hedging Instruments:		
Foreign Currency Forward Contracts[3]	$—	$ 3
Forward Interest Rate Swap Agreements[4]	—	17
Total Liabilities	$—	$20

[1] All foreign currency forward contracts classified as derivative assets are recorded as "Other Current Assets" in the consolidated balance sheets.

[2] All forward interest rate swap agreements classified as derivative assets are recorded as "Other Current Assets" or "Other Assets" in the consolidated balance sheets.

[3] All foreign currency forward contracts classified as derivative liabilities are recorded as "Other Accrued Liabilities" in the consolidated balance sheets.

[4] All forward interest rate swap agreements classified as derivative liabilities are recorded as "Other Liabilities" in the consolidated balance sheets.

The following is a summary of all unsettled derivative instruments and the associated amount we would have paid or received to terminate these contracts based on market prices for the same or similar instruments, as of June 30, 2013 and June 30, 2012:

	June 30, 2013		June 30, 2012	
(in millions)	Notional Amount	Fair Value Gain	Notional Amount	Fair Value Loss
Foreign Currency Forward Contracts	$ 71	$—	$106	$ (1)
Interest Rate Swap Agreements	450	34	750	(17)
Total	$521	$34	$856	$(18)

Cash Flow Hedges. We enter into foreign currency forward contracts to protect the value of anticipated foreign currency revenues and expenses associated with certain forecasted transactions. We also enter into interest rate swap contracts to manage variability of expected future cash flows from changing interest rates. These derivative instruments are designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain (loss) on the derivative instrument is reported as a component of Accumulated Other Comprehensive Income ("AOCI") and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period during which the hedged transaction affects earnings. The ineffective portion of the gain (loss) on the derivative instrument is recognized in earnings immediately. The impact of foreign currency forward contract cash flow hedges is included in the consolidated statements of cash flows in "Other Accrued Liabilities and Operating Items, Net".

No foreign currency forward contracts were outstanding at June 30, 2013. At June 30, 2012, we held foreign currency forward contracts to hedge probable, but not firmly committed, revenue, inventory purchases and expenses. At June 30, 2013 and June 30, 2012, we also held forward interest rate swap contracts to hedge probable, but not firmly committed, future transactions associated with our debt.

The following table shows the notional amount of the outstanding cash flow hedges as of June 30, 2013 and June 30, 2012:

	June 30, 2013	June 30, 2012
(in millions)	Notional Amount	Notional Amount
Foreign Currency Forward Contracts	$ —	$ 47
Interest Rate Swap Agreements	450	750
Total	$450	$797

During the year ended June 30, 2012, we entered into forward interest rate swap agreements with the aggregate notional amount totaling $750 million. During the year ended June 30, 2013, the forward interest swap agreement with an aggregate notional amount totaling $300 million expired. These agreements hedge the variability in future interest rates due to changes in the benchmark interest rate.

Credit risk of these contracts was not material as of June 30, 2013 and June 30, 2012. The unrealized net gain included in AOCI on the consolidated balance sheet was $34 million at June 30, 2013, and the unrealized net loss was $18 million at June 30, 2012. The amounts reclassified from AOCI to the consolidated statements of income for the fiscal years ended June 30, 2013 and 2012 were not material. The amount of ineffectiveness associated with these derivative instruments was not material.

Fair Value (Non-Designated) Hedges. We enter into foreign currency forward contracts to manage foreign exchange exposure related to intercompany financing transactions and other balance sheet items subject to revaluation that do not meet the requirements for hedge accounting treatment. Accordingly, these derivative instruments are adjusted to current market value at the end of each period. The gain (loss) recorded on these instruments is substantially offset by the remeasurement adjustment on the foreign currency denominated asset or liability. The settlement of the derivative instrument and the remeasurement adjustment on the foreign currency denominated asset or liability are both recorded in the consolidated statements of income in "Interest Expense and Other, Net". The maximum period of time that we hedge exposure for foreign currency fair value hedges is 31 days.

The following table summarizes the notional amount of the fair value hedges outstanding as of June 30, 2013 and June 30, 2012:

	June 30, 2013	June 30, 2012
(in millions)	Notional Amount	Notional Amount
Foreign Currency Forward Contracts	$71	$59

The following table summarizes the gain (loss) recognized in earnings for fair value hedges for the fiscal years 2013, 2012 and 2011:

(in millions)	For Fiscal Year Ended June 30, 2013	2012	2011
Foreign Currency Forward Contracts	$1	$(1)	$(9)

NOTE 15. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis. The following table presents information about our financial assets and liabilities that are measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques we utilize to determine such fair value at June 30, 2013:

(in millions)	Total	Level 1	Level 2	Level 3
Financial Assets:				
Cash Equivalents	$1,552	$1,552	$—	$—
Other Investments	19	19	—	—
Assets-Foreign Currency Forward Contracts	—	—	—	—
Assets-Interest Rate Swap Agreements	34	—	34	—
Total Financial Assets	$1,605	$1,571	$34	$—
Financial Liabilities:				
Liabilities-Foreign Currency Forward Contracts	$ —	$ —	$—	$—
Total Financial Liabilities	$ —	$ —	$—	$—

The cash equivalents balance is comprised of highly liquid investments purchased with a maturity of three months or less from the original purchase date. The other investments balance includes investments in mutual funds classified as "Other Assets" in the consolidated balance sheets, all related to our deferred compensation plan. Both the cash equivalents and other investments were valued based on quoted market prices for identical instruments. Assets classified as Level 2 relate to foreign currency forward contracts and interest rate swap agreements, while liabilities classified as Level 2 relate to foreign currency forward contracts. The fair value of foreign currency forward contracts is determined by using observable market spot rates and forward points adjusted by risk-adjusted discount rates. The fair value of interest rate swap agreements is determined by using methodologies similar in nature to those of our foreign currency forward contracts. The value of our derivatives represents the present value of amounts estimated to be received for the assets or paid to transfer the liabilities at the measurement date from a marketplace participant in settlement of these instruments. See note 14 to the consolidated financial statements. The amount of Level 3 assets and liabilities measured on a recurring basis at June 30, 2013 was immaterial.

Other Instruments. The estimated fair value of our long-term obligations and other short-term borrowings was $1,572 million and $1,577 million as of June 30, 2013 and June 30, 2012, respectively, as compared to the net carrying amounts of $1,446 million and $1,402 million at June 30, 2013 and June 30, 2012, respectively. The fair value of our senior notes at June 30, 2013 and June 30, 2012 was based on quoted market prices, which involved the use of Level 1 inputs. The fair value of the other obligations at June 30, 2013 and June 30, 2012, was based on the quoted market prices for either the same or similar debt, which involved the use of observable Level 2 inputs. The fair value of the Rowa debt facility at June 30, 2013, was determined using a discounted cash flow analysis, which approximated its carrying value. We considered the interest rates of European instruments with similar maturity dates, which involved the use of significant unobservable Level 3 inputs. See note 11 for further information.

NOTE 16. SEGMENT INFORMATION

As discussed in note 1, in order to better align our operating and reportable segments with the manner in which we organize our business, commencing in the quarter ended September 30, 2011, we re-segmented our business into two new segments: Medical Systems and Procedural Solutions. Additionally, during the quarter ended September 30, 2012, we reclassified our respiratory diagnostics products from the Procedural Solutions segment into the Medical Systems segment within the Respiratory Technologies business line. Our operations are principally managed on a products and services basis, and the Medical Systems and Procedural Solutions segments focus primarily on our medical equipment business lines and disposable products business lines, respectively. Financial information for all periods presented have been reclassified to reflect these changes to our operating and reportable segments.

We report segment information based on the management approach. The management approach designates the internal reporting used by the Chief Operating Decision Maker ("CODM"), for making decisions and assessing performance as the source of our reportable segments. The CODM is our Chief Executive Officer. The CODM allocates resources to and assesses the performance of each operating segment using information about its revenues and operating income (loss) before interest and taxes. We have determined our reportable segments as follows based on the information used by the CODM.

Medical Systems. The Medical Systems segment is organized around our medical equipment business lines. Within the Medical Systems segment, we operate our Dispensing Technologies, Infusion Systems and Respiratory Technologies business lines. The Dispensing Technologies business line includes equipment and related services for medication and supply dispensing. The Infusion Systems business line includes infusion pumps and dedicated disposable infusion sets and accessories. The Respiratory Technologies business line includes respiratory ventilators and dedicated disposable ventilator circuits and accessories, as well as our respiratory diagnostics products. We also include our data mining surveillance service business within the Medical Systems segment, which we report as "Other."

Procedural Solutions. The Procedural Solutions segment is organized around our disposable products and reusable surgical instruments business lines. Within the Procedural Solutions segment, we operate our Infection Prevention, Medical Specialties and Specialty Disposables business lines. The Infection Prevention business line includes single-use skin antiseptic and other patient-preparation products and non-dedicated disposable IV infusion administration sets and accessories. The Medical Specialties business line includes interventional specialty products used for biopsy, drainage and other procedures, as well as reusable surgical instruments. The Specialty Disposables business line includes non-dedicated disposable ventilator circuits and oxygen masks used in respiratory therapy.

We evaluate the performance of our operating segments based upon, among other things, segment profit. Segment profit is segment revenue less segment cost of products sold, SG&A expenses, research and development expenses and restructuring and acquisition integration charges. With the exception of testing for goodwill impairment, we do not identify or allocate assets by operating segment; accordingly, certain segment related disclosures with respect to assets have been omitted. See note 10.

The following table presents information about our reportable segments for the fiscal years ended June 30, 2013, 2012 and 2011, net of reclassification adjustments to conform to the current period presentation:

(in millions)	Medical Systems	Procedural Solutions[3]	Total
Fiscal Year 2013:			
External Revenues	$2,329	$1,221	$3,550
Depreciation and Amortization	131	53	184
Segment Profit[1]	471	189	660
Fiscal Year 2012:			
External Revenues	$2,439	$1,159	$3,598
Depreciation and Amortization	145	53	198
Segment Profit	439	135	574
Fiscal Year 2011:			
External Revenues	$2,214	$1,226	$3,440
Depreciation and Amortization	129	57	186
Segment Profit[2]	367	124	491

[1] During the fiscal year ended June 30, 2013, we recorded a $41 million charge to establish a reserve in connection with the agreement in principle to resolve the previously disclosed government investigations related to prior sales and marketing practices for our ChloraPrep skin preparation product and relationships with healthcare professionals. The agreement in principle remains subject to several conditions, and the amount and timing of the payment are subject to the final terms of the settlement agreement. These amounts have not been allocated to segment results.

[2] The $13 million net gain on the sale of assets related primarily to the sale of our OnSite Services business ($15 million gain), offset by a post-closing adjustment related to the sale of our Research Services business ($2 million loss), has not been allocated to segment results for the fiscal year ended June 30, 2011. See note 2.

[3] Segment results for the fiscal years ended June 30, 2012 and 2011, have been adjusted for discontinued operations. See note 2.

A reconciliation of total segment profit to income before income tax is presented below for the fiscal years ended June 30, 2013, 2012, and 2011, net of adjustments for discontinued operations:

(in millions)	2013	2012	2011
Total Segment Profit	$660	$574	$491
Gain on the Sale of Assets	—	—	13
Reserve for Expected Government Settlement	(41)	—	—
Operating Income	619	574	504
Interest Expense and Other, Net	76	87	79
Income Before Income Tax	$543	$487	$425

The following table presents revenue and net property and equipment by geographic area, net of adjustments for discontinued operations:

	Revenue			Property and Equipment, Net	
	For Fiscal Year Ended June 30,			June 30,	
(in millions)	2013	2012	2011	2013	2012
United States	$2,781	$2,808	$2,776	$304	$323
International	769	790	664	105	108
Total	$3,550	$3,598	$3,440	$409	$431

The following table presents the revenue information for select business lines within each of the segments for the fiscal years ended June 30, 2013, 2012 and 2011:

	Fiscal Year Ended June 30,		
(in millions)	2013	2012	2011
Medical Systems			
Dispensing Technologies	$ 993	$1,038	$ 910
Infusion Systems	916	955	889
Respiratory Technologies[1]	393	420	391
Other	27	26	24
Total Medical Systems	$2,329	$2,439	$2,214
Procedural Solutions			
Infection Prevention	$ 594	$ 576	$ 568
Medical Specialties	344	317	322
Specialty Disposables	283	266	304
Other[2]	—	—	32
Total Procedural Solutions	$1,221	$1,159	$1,226
Total CareFusion	$3,550	$3,598	$3,440

[1] Includes the respiratory diagnostics product line. See note 1.

[2] Reflects the divestiture of OnSite Services business. See note 2.

NOTE 17. PRODUCT WARRANTIES

We offer warranties on certain products for various periods of time. We accrue for the estimated cost of product warranties at the time revenue is recognized. Our product warranty liability reflects management's best estimate of probable liability based on current and historical product sales data and warranty costs incurred.

The table below summarizes the changes in the carrying amount of the liability for product warranties for the fiscal years ended June 30, 2013, and 2012:

(in millions)	Total
Balance at June 30, 2011	$ 21
Warranty Accrual	28
Warranty Claims Paid	(16)
Adjustments to Preexisting Accruals	(2)
Balance at June 30, 2012	31
Warranty Accrual	10
Warranty Claims Paid	(19)
Adjustments to Preexisting Accruals	(4)
Balance at June 30, 2013	$ 18

As of June 30, 2013, 2012 and 2011, approximately $6 million, $18 million and $8 million, respectively, of the ending liability balances related to accruals for product recalls.

NOTE 18. SHARE-BASED COMPENSATION

Long-Term Incentive Plan. We maintain a stock incentive plan that provides for awards of non-qualified and incentive stock options, restricted stock and restricted stock units and performance stock units for the benefit of certain of our officers, directors and employees. Under CareFusion's 2009 Long-Term Incentive Plan (the "Plan"), there are 40.0 million shares of common stock reserved and authorized for issuance. At June 30, 2013, awards (net of prevesting forfeitures) have been granted with respect to 24.8 million shares of the 40.0 million reserved shares, with 15.2 million shares available for future awards. The number of shares to be issued in connection with performance stock units is not determined until the end of their respective performance period and is therefore included at the current estimate of payout shares. New shares are issued for settlement of awards under the Plan.

At the time of the spinoff, Cardinal Health converted or adjusted outstanding stock options, restricted stock and restricted stock units (collectively, "share-based awards") with respect to Cardinal Health common shares held by Cardinal Health and CareFusion employees. The manner of conversion for each employee was determined based on the date of the original share-based grant and the employment status of the employee at the spinoff date of August 31, 2009.

We are responsible for fulfilling all share-based awards related to CareFusion common stock, and Cardinal Health is responsible for fulfilling all share-based awards related to Cardinal Health common shares, regardless of whether the employee holding the share-based award is an employee of CareFusion or Cardinal Health. We record share-based compensation expense for the share-based awards with the offsetting impact recorded to "Additional Paid-In Capital" in our consolidated balance sheets.

Stock Options. Under the Plan, stock options generally vest in equal annual installments over three years and are exercisable for periods up to seven years from the date of grant at a price equal to the fair market value of CareFusion's common stock at the date of grant.

A summary of CareFusion stock option activity related to CareFusion and Cardinal Health employees for the fiscal year ended June 30, 2013 is as follows. With respect to the Cardinal Health stock options granted prior to

September 26, 2007, the converted CareFusion stock options retained the vesting schedule and expiration date of the original Cardinal Health stock options.

(in millions, except per share amounts)	Shares Subject to Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Vested and unvested expected to vest, June 30, 2012	13.7	$27.21	3.51	$ 22
Balance at June 30, 2012	13.8	$27.16	3.50	$ 22
Granted	2.2	$26.60		
Exercised	(3.4)	$24.41		
Canceled/Forfeited	(2.1)	$34.79		
Outstanding, June 30, 2013	10.5	$26.43	3.78	$109
Vested and unvested expected to vest, June 30, 2013	10.4	$26.55	3.77	$107
Exercisable, June 30, 2013	5.9	$27.28	2.57	$ 58

The following table summarizes activity related to CareFusion stock options exercised during the fiscal years ended June 30, 2013, 2012 and 2011:

	For Fiscal Year Ended June 30,		
(in millions)	2013	2012	2011
Proceeds From Stock Options Exercised	$67	$14	$15
Intrinsic Value of Stock Options Exercised	$31	$ 4	$ 4
Tax Benefit Related to Stock Options Exercised	$10	$ 1	$ 1

The fair value of stock options granted by CareFusion during the fiscal years ended June 30, 2013, 2012, and 2011 was valued by CareFusion utilizing a Black-Scholes-Merton valuation model.

The following assumptions were utilized in deriving the fair value for awards granted under the Black-Scholes-Merton model for the fiscal years ended June 30, 2013, 2012 and 2011:

	Fiscal Year Ended June 30,		
	2013	2012	2011
Risk Free Interest Rate	0.75%	0.75% — 0.96%	1.46% — 2.37%
Expected Term (years)	5.0	5.0	5.0
Volatility	32.0%	31.3%	31.8% — 32.5%
Dividend Yield	—%	—%	—%
Weighted-Average Grant Date Fair Value	$7.84	$7.45	$7.42

Black-Scholes-Merton. The risk-free rate is based on a United States Treasury equivalent instrument with the same term as the expected term. The expected term of the stock option represents the estimated period of time until exercise and is based on the vesting period of the award and the estimated exercise patterns of employees. Volatility is based on actual CareFusion experience, as well as historical volatility of a peer group of companies that have similar revenues, earnings and market capitalization, and operate in the same industry as CareFusion. Volatility is based on the approximate expected term of the stock options. We do not currently plan to pay dividends on our common stock and therefore the dividend yield percentage is set at zero.

The Black-Scholes-Merton option valuation model was developed for use in estimating the fair value of traded stock options which have no vesting restrictions and are fully transferable, and includes management's estimates of the relative inputs. Though we believe this is the best valuation technique for our stock options, our estimate of fair value may differ from other valuation models.

Restricted Stock and Restricted Stock Units. Under the Plan, restricted stock and restricted stock units ("restricted stock awards") generally vest in equal installments over three years. The fair value of restricted stock awards is based on the closing price of our common stock on the date of grant. Certain RSU awards are also subject to satisfying performance conditions. Once the likelihood of achieving the performance conditions for these shares is determined to be probable, compensation expense is recorded. The weighted-average grant date fair values of restricted stock awards granted was $27.83, $25.48 and $23.78 for the fiscal years ended June 30, 2013, 2012 and 2011, respectively.

With respect to restricted stock awards granted prior to September 26, 2007, the converted CareFusion restricted stock awards retained the vesting schedule of the original Cardinal Health restricted stock awards. A summary of CareFusion restricted stock awards related to CareFusion and Cardinal Health employees for the fiscal year ended June 30, 2013 is as follows:

(in millions, except per share amounts)	Shares	Weighted-Average Grant Date Fair Value
Balance at June 30, 2012	3.2	$24.04
Granted	1.5	$27.83
Vested	(1.6)	$23.41
Forfeited	(0.3)	$25.64
Outstanding, June 30, 2013	2.8	$26.17

Performance Stock Units. Performance stock units provide share-based compensation to participants for which vesting is contingent upon company performance relative to specific financial targets, as defined in the award agreements. The amount of compensation expense recognized, as well as the period over which the awards are expected to vest, are based on management's estimate of the most likely outcome.

In the fiscal year ended June 30, 2011 we granted performance stock units (the "Fiscal 2011 PSUs") to our new Chief Executive Officer. For the Fiscal 2011 PSUs, we established performance goals based on market conditions associated with stock price appreciation, with vesting upon the three year anniversary of the grant date based on the extent certain stock price targets are met. The Fiscal 2011 PSUs were granted in five tranches, with the vesting of each tranche contingent upon future closing prices of the company's common stock. Achievement of each average closing price target is determined based upon the arithmetic mean of the closing share prices from the date the price target is first met through the nineteenth trading day thereafter.

The following table depicts the performance target associated with each tranche of the Fiscal 2011 PSU's:

Tranche	Average Closing Price Target (per share)
1	≥ $30.00
2	≥ $35.00
3	≥ $40.00
4	≥ $45.00
5	≥ $50.00

A payout will be earned upon the three year anniversary of the grant date only if the performance target for a tranche is achieved between one and three years following the grant date, and the awardee remains in continuous employment through such date. The fair value of the Fiscal 2011 PSUs was determined by utilizing a Monte Carlo valuation model. Compensation expense for the Fiscal 2011 PSUs is recorded in the consolidated statements of income over the estimated vesting period of approximately three years.

In the fiscal years ended June 30, 2013 and June 30, 2012, we granted performance stock units (the "EPS PSUs") to members of management. For the EPS PSUs, we established performance goals based on the achievement of the Compounded Annual Growth Rate ("CAGR") of the company's fully diluted, adjusted earnings per share ("EPS") over the three year performance period. The payout amount of EPS PSUs will vary between 0% — 200% of a target number of shares of common stock based on performance relative to the target established for CAGR during the performance period. No payout is earned if the minimum CAGR performance target is not achieved. The fair value of the EPS PSUs is based on the closing price of the company's common stock on the date of grant. Compensation expense for the EPS PSUs is recorded in the consolidated statements of income over the vesting period of three years.

A summary of performance stock unit activity for the fiscal year ended June 30, 2013 is as follows:

(in millions, except per unit amounts)	Performance Stock Units[1]	Weighted-Average Grant Date Fair Value
Balance at June 30, 2012	0.6	$18.80
Granted	0.2	$26.79
Vested	—	$ —
Forfeited	—	$25.64
Outstanding, June 30, 2013	0.8	$20.25

[1] Based on target number of shares of common stock subject to each grant of performance stock units.

Monte Carlo. The risk-free rate, volatility, and dividend yield percentage utilized in estimating the fair value of the Fiscal 2011 PSUs approximate those used in the Black-Scholes-Merton stock option valuation model above. The expected term of the performance stock unit is based on the estimated vesting period of the award.

The Monte Carlo valuation model was developed for use in estimating the fair value of Fiscal 2011 PSUs and includes management's estimates of the relative inputs. Though we believe this is the best valuation technique for the Fiscal 2011 PSUs, our estimate of fair value may differ from other valuation models.

Accounting for Share-Based Compensation. Expense for share-based payment transactions with employees is recognized in the consolidated statements of income over the period during which an employee provides the requisite service in exchange for the award, based on their award's fair value. Most stock options and restricted stock and restricted stock units vest ratably over a three-year vesting period. Share-based compensation expense associated with these graded-vesting awards is recognized using the straight-line method over the vesting period. Stock options generally have a seven-year contractual term. Total pre-tax share-based compensation expense was approximately $53 million, $51 million and $65 million for the fiscal years ending June 30, 2013, 2012 and 2011, respectively. The income tax benefit related to the share-based compensation expense was approximately $19 million, $19 million and $25 million for the fiscal years ended June 30, 2013, 2012, and 2011, respectively. We classify share-based compensation within SG&A expense to correspond with the same line item as the majority of the cash compensation paid to employees.

As of June 30, 2013, our total unrecognized share-based compensation expense related to nonvested share-based compensation awards, adjusted for estimated forfeitures, was $58 million. This compensation expense is expected to be recognized over a weighted-average period of approximately 2 years.

Because share-based compensation amounts related to employees of the Nicolet and ISP businesses, which are classified as discontinued operations, were not material for any period presented, we have not segregated them from continuing operations in this note. See note 2 for a detailed discussion.

NOTE 19. EMPLOYEE SAVINGS PLAN

Substantially all of our domestic non-union employees are eligible to be enrolled in the company-sponsored retirement savings plans, which include features under Section 401(k) of the Code and provide for company matching. Contributions to the plans are determined by our board of directors and are subject to certain minimum requirements as specified in the plans. The total expense for our employee retirement benefit plans was $24 million, $42 million and $48 million for fiscal years 2013, 2012 and 2011, respectively.

NOTE 20. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is selected quarterly financial data for fiscal years 2013 and 2012.

(in millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2013				
Revenue	$ 837	$ 909	$ 901	$ 903
Gross Margin	436	471	476	467
Selling, General and Administrative Expenses	244	249	244	243
Income from Continuing Operations[1]	87	108	84	110
Loss from Discontinued Operations, Net of Tax	(3)	—	—	(1)
Net Income[1]	84	108	84	109
Per Share Amounts:[2]				
Basic Earnings (Loss) per Common Share:				
Continuing Operations	$ 0.39	$ 0.49	$ 0.38	$ 0.50
Discontinued Operations	$ (0.01)	$ —	$ —	$ (0.01)
Basic Earnings per Common Share	$ 0.38	$ 0.49	$ 0.38	$ 0.50
Diluted Earnings (Loss) per Common Share:				
Continuing Operations	$ 0.39	$ 0.48	$ 0.37	$ 0.49
Discontinued Operations	$ (0.01)	$ —	$ —	$ (0.01)
Diluted Earnings per Common Share	$ 0.37	$ 0.48	$ 0.37	$ 0.49
Weighted-Average Number of Common Shares Outstanding:				
Basic	221.9	222.6	222.5	217.8
Diluted	224.4	224.9	225.6	221.2

[1] Financial results for the third quarter include a $41 million charge to establish a reserve in connection with the agreement in principle to resolve the previously disclosed government investigations related to prior sales and marketing practices for our ChloraPrep skin preparation product and relationships with healthcare professionals. The agreement in principle remains subject to several conditions, and the amount and timing of the payment are subject to the final terms of the settlement agreement.

2 Basic and diluted earnings per share are computed independently for each of the components and quarters presented. Therefore, the sum of quarterly basic and diluted per share information may not equal annual basic and diluted earnings per share. Additionally, the sum of the per share components within the quarters may not equal the per share amounts presented.

(in millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2012				
Revenue	$ 828	$ 890	$ 919	$ 961
Gross Margin	423	447	459	475
Selling, General and Administrative Expenses	264	261	241	267
Income from Continuing Operations	72	94	104	91
Income (Loss) from Discontinued Operations, Net of Tax[1]	(2)	1	(72)	5
Net Income	70	95	32	96
Per Share Amounts:[2]				
Basic Earnings (Loss) per Common Share:				
Continuing Operations	$ 0.32	$ 0.42	$ 0.46	$ 0.41
Discontinued Operations	$ (0.01)	$ —	$ (0.32)	$ 0.02
Basic Earnings per Common Share	$ 0.31	$ 0.42	$ 0.14	$ 0.43
Diluted Earnings (Loss) per Common Share:				
Continuing Operations	$ 0.32	$ 0.41	$ 0.46	$ 0.41
Discontinued Operations	$ (0.01)	$ —	$ (0.32)	$ 0.02
Diluted Earnings per Common Share	$ 0.31	$ 0.42	$ 0.14	$ 0.43
Weighted-Average Number of Common Shares Outstanding:				
Basic	223.8	224.7	224.6	221.7
Diluted	226.3	226.6	226.8	224.2

1 Reflects the impact of businesses reclassified to discontinued operations. See note 2.

2 Basic and diluted earnings per share are computed independently for each of the components and quarters presented. Therefore, the sum of quarterly basic and diluted per share information may not equal annual basic and diluted earnings per share. Additionally, the sum of the per share components within the quarters may not equal the per share amounts presented.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, our management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that our disclosure controls and procedures were effective as of the end of such period.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Our management's annual report on internal control over financial reporting is set forth below and the report of independent registered public accounting firm is included on page 102 of this Annual Report on Form 10-K.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Our system of internal control over financial reporting is designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Our management, under the supervision of our Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of June 30, 2013. In making this assessment, we used the framework included in *Internal Control — Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria set forth in *Internal Control — Integrated Framework (1992),* our management concluded that our internal control over financial reporting was effective as of June 30, 2013.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements included in this Annual Report on Form 10-K and has issued an attestation report, included herein, on the effectiveness of our internal control over financial reporting as of June 30, 2013.

Changes in Internal Control over Financial Reporting

During the fiscal year ended June 30, 2013, we developed and implemented new control procedures to address a previously identified material weakness in our internal control over financial reporting as of June 30, 2012 related to our accounting for sales-type leases associated with our Pyxis medication and supply dispensing products. These new control procedures include a revised fair value estimation process for our leased assets, as further discussed in our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2012, December 31, 2012, and March 31, 2013. After completing our testing of the design and operating effectiveness of these new procedures, we concluded that we have remediated the previously identified material weakness as of June 30, 2013.

Except as described above, there were no changes in our internal control over financial reporting during the quarter ended June 30, 2013 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and
Stockholders of CareFusion Corporation

We have audited CareFusion Corporation's internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). CareFusion Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CareFusion Corporation maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CareFusion Corporation as of June 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2013 of CareFusion Corporation and our report dated August 9, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Diego, California
August 9, 2013

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information concerning Directors, including committees of our Board of Directors, will appear under the captions "Item 1 — Election of Directors," "Board of Directors Information," "Board of Directors and Committees of the Board," and "Governance of Our Company," in our definitive proxy statement for our 2013 Annual Meeting of Stockholders (the "2013 Proxy Statement"). Such information is incorporated herein by reference. The information in the 2013 Proxy Statement set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference. Information regarding stockholder communications with our Board of Directors may be found under the caption "Governance of Our Company" in our 2013 Proxy Statement and is incorporated herein by reference.

Executive Officers of the Registrant

The following table sets forth information, as of August 1, 2013, with respect to the individuals serving as our executive officers:

Name	Age	Position
Kieran Gallahue	50	Chairman and Chief Executive Officer
James Hinrichs	46	Chief Financial Officer
Vivek Jain	41	President, Procedural Solutions
Thomas Leonard	45	President, Medical Systems
Roger Marchetti	55	Executive Vice President, Human Resources
Joan Stafslien	49	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary
Gordon LaFortune	56	Executive Vice President, EMEA/APAC Commercial Operations and Global Infusion Disposables
Donald Abbey	46	Executive Vice President, Quality, Regulatory and Medical Affairs
Jean Maschal	62	Senior Vice President, Controller and Chief Accounting Officer

Mr. Gallahue is the Chairman of our Board of Directors and Chief Executive Officer. Prior to joining us in January 2011, he was the president, chief executive officer and a director of ResMed Inc., a medical device firm serving the sleep disordered breathing and respiratory markets. Mr. Gallahue joined ResMed in January 2003 as president and chief operating officer of the Americas and was promoted to ResMed's president in September 2004. He served in that role until he was named president, chief executive officer and a director of ResMed in January 2008. Prior to joining ResMed, from January 1998 to December 2002, he held positions of increasing responsibility at Nanogen, Inc., a DNA research and medical diagnostics company, including president and chief financial officer. Prior to 1998, Mr. Gallahue held various marketing, sales and financial positions within Instrumentation Laboratory, The Procter & Gamble Company and General Electric Company. He is a director of Volcano Corporation. During the prior five years, Mr. Gallahue also served on the board of directors of ResMed.

Mr. Hinrichs is our Chief Financial Officer. He previously served as our Senior Vice President, Global Customer Support, from January 2010 through December 2010, when he was promoted to his current position. From January 2009 through January 2010, Mr. Hinrichs served as our Senior Vice President, Controller, a position he assumed leading up to the spinoff from Cardinal Health. Mr. Hinrichs joined Cardinal Health in February 2004 as Vice President, Investor Relations, and since then served in several financial leadership positions, including as Chief Financial Officer of the former Clinical Technologies and Services, Healthcare Supply Chain Services, and Clinical and Medical Products segments. From June 2007 to June 2008, Mr. Hinrichs also served as Controller for Cardinal Health. Before joining Cardinal Health, Mr. Hinrichs spent 12 years in a variety of finance and marketing positions at Merck & Co.

Mr. Jain is our President, Procedural Solutions. Until August 2011, Mr. Jain served as President, Medical Technologies and Services. Prior to the spinoff, he served as Executive Vice President—Strategy and Corporate Development of Cardinal Health since August 2007. Prior to joining Cardinal Health, from May 2006 to August 2007 he served as Senior Vice President/Head of Healthcare Strategy, Business Development and M&A for the Philips Medical Systems business of Koninklijke Philips Electronics N.V., an electronics company. He was an investment banker at J.P. Morgan Securities, Inc., an investment banking firm, from July 1994 to April 2006. His last position with J.P. Morgan was as Managing Director/Co-Head of Global Healthcare Investment Banking from April 2002 to April 2006.

Mr. Leonard is our President, Medical Systems. Until August 2011, Mr. Leonard served as President, Dispensing Technologies. Prior to the spinoff, he served as Senior Vice President and General Manager, Clinical Services of Cardinal Health since June 2008. Prior to joining Cardinal Health, from June 2005 to June 2008, he was Senior Vice President and General Manager, Ambulatory Solutions of McKesson Corporation, a healthcare services company. From July 2000 to June 2005 he was Executive Vice President of Operations at Picis, Inc., a provider of acute care products and services.

Mr. Marchetti is our Executive Vice President, Human Resources. Prior to joining us in July 2011, he was the Senior Vice President, Human Resources and Information Management of Amylin Pharmaceuticals, Inc., a biopharmaceutical company, since November 2005. From July 2002 to October 2005, he served as Vice President, Human Resources for Guidant Corporation, a medical device company. Prior to this role, he served as Vice President, Finance and Information Systems, Guidant Europe, Middle East, Africa, and Canada, since the beginning of 2001. From 1999 through 2000, he served as Vice President, Human Resources for Guidant's Vascular Intervention Group, and served as Guidant's first Corporate Controller and Chief Accounting Officer from 1994 to 1999. Prior to joining Guidant, he spent over five years in various finance roles with Eli Lilly and Company. From 1980 to 1986, he was on the audit staff of the accounting firm Touche Ross & Co. (currently Deloitte & Touche LLP).

Ms. Stafslien is our Executive Vice President, General Counsel, Chief Compliance Officer and Secretary. Ms. Stafslien was previously our Executive Vice President, General Counsel and Secretary, and effective June 2010, assumed the additional role of Chief Compliance Officer. Prior to the spinoff, she served as Senior Vice President and General Counsel, Clinical and Medical Products of Cardinal Health since July 2008. She was Senior Vice President and General Counsel, Clinical Technologies and Services of Cardinal Health, from August 2004 to July 2008. Ms. Stafslien served as Deputy General Counsel and Assistant General Counsel of ALARIS Medical Systems, Inc. ("Alaris") from March 1999 to July 2004, when Cardinal Health acquired Alaris. From May 1998 to February 1999, she served as Senior Corporate Counsel to Alaris. Prior to joining Alaris, she was an associate with the law firms of Brobeck, Phleger & Harrison LLP and Luce, Forward, Hamilton & Scripps LLP.

Mr. LaFortune is our Executive Vice President, EMEA/APAC Commercial Operations and Global Infusion Disposables. From August 2011 to July 2012, Mr. LaFortune served as our Executive Vice President, International Commercial Operations. Until August 2011, Mr. LaFortune was our Senior Vice President and General Manager, Infusion. Prior to the spinoff, Mr. LaFortune served as President of the Infection Prevention business of Cardinal Health, from November 2004 to December 2008. From June 2001 to November 2004, Mr. LaFortune was President, International for Cardinal Health, and from February 1999 to June 2001, Mr. LaFortune was Vice President and General Manager for Cardinal Health Canada. Before joining Cardinal Health, Mr. LaFortune was Vice President and General Manager for Allegiance Healthcare Canada, which was acquired by Cardinal Health in February 1999. Mr. LaFortune also held various marketing, sales and operations positions at Allegiance and Baxter International, a manufacturer and marketer of healthcare products and services, prior to Baxter's spinoff of the Allegiance business in 1996.

Mr. Abbey is our Executive Vice President, Quality, Regulatory and Medical Affairs. Until November 2011, Mr. Abbey served as our Senior Vice President, Quality and Regulatory Affairs. Prior to the spinoff, Mr. Abbey served as Senior Vice President, Quality and Regulatory Affairs—Clinical and Medical Products of Cardinal Health, since March 2007. Prior to joining Cardinal Health, from February 2006 to March 2007, Mr. Abbey served as Vice President, Regulatory Affairs and Quality Assurance for the Critical Care division of Respironics, Inc., a medical device firm serving the global sleep and respiratory markets. Previously, he held a number of leadership roles within the healthcare industry, including general manager of Welch Allyn's cardiopulmonary business; vice president of Quality Assurance and Regulatory Affairs for Protocol Systems, Inc.; and director of Quality Assurance for Heartstream, Inc.

Ms. Maschal is our Senior Vice President, Chief Accounting Officer and Controller. Ms. Maschal was previously our Vice President and Chief Accounting Officer, and effective December 2009, was promoted to her current position. From August 2008 to June 2009, she served as Vice President, Finance and Controller—Clinical and Medical Products of Cardinal Health. Ms. Maschal was Vice President, Finance and Controller—Clinical Technologies and Services of Cardinal Health from April 2007 to August 2008. From July 2006 to March 2007, she served as Vice President, Clinical Technologies and Services Controller of Cardinal Health. She was Vice President, Finance for Alaris from July 2004, when Cardinal Health acquired Alaris, until July 2006. Prior to the acquisition of Alaris by Cardinal Health, she served as Vice President, Finance and Corporate Controller of Alaris, since March 2002, and as Assistant Controller of Alaris from January 1999 to February 2002. Prior to joining Alaris in 1997, she was a senior auditor with the accounting firm of Pricewaterhouse LLP.

Code of Ethics

We have adopted a code of ethics, which we call our Code of Conduct, which applies to all our employees, including our executive officers and directors. The full text of our Code of Conduct can be found in the "Investors" section of our website accessible to the public at *www.carefusion.com*, by clicking the "Corporate Governance" link.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item relating to director and officer compensation will appear under the headings "Executive Compensation", "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in our 2013 Proxy Statement, which sections are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item will appear under the heading "Security Ownership of Certain Beneficial Owners and Management" in our 2013 Proxy Statement, which section is incorporated herein by reference.

Equity Compensation Plan Information

The following table summarizes options and other rights outstanding under our share-based compensation plans as of June 30, 2013:

Plan Category	Securities to be Issued Upon Exercise (a)[1]	Weighted - Average Exercise Price (b)[2]	Securities Available for Future Issuance (c)[3]
Equity Compensation Plan Approved by Security Holders	14,039,874	$26.43	15,233,290
Equity Compensation Plan Not Approved by Security Holders	—	—	—

[1] This amount reflects the number of shares of common stock to be issued upon exercise of outstanding stock options, as well as 2,768,714 shares subject to the vesting of outstanding restricted stock awards and units and 767,221 shares subject to the vesting of outstanding performance stock units at June 30, 2013. The

number of shares to be issued in connection with performance stock units granted during the fiscal years ended June 30, 2013, 2012, and 2011 is not determined until the end of the performance periods and are therefore included at the current estimate of payout shares.

2 Reflects weighted-average exercise price of outstanding stock options and does not include unvested restricted stock awards and units or performance stock units at June 30, 2013, which have weighted average grant date fair values of $26.17 and $20.25, respectively.

3 Reflects the number of shares of common stock remaining available for future issuance under the 2009 Long-Term Incentive Plan ("LTIP"), excluding securities reflected in column (a). See note 18 to the consolidated financial statements for a description of the various share-based grants that may be issued under the LTIP. At June 30, 2013, 24.8 million shares out of the 40.0 million shares authorized for issuance under the LTIP have been used for the grant of incentive and non-qualified stock options, the grant of restricted stock and restricted stock units and the grant of performance stock units. The number of shares to be issued in connection with performance stock units granted during the fiscal years ended June 30, 2013, 2012 and 2011 is not determined until the end of the performance periods and are therefore included at the current estimate of payout shares.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will appear under the heading "Certain Relationships and Related Transactions" and information required by this Item relating to the independence of our directors will appear under the heading "Governance of Our Company" in our 2013 Proxy Statement, which sections are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this Item will appear under the heading "Audit Related Matters" in our 2013 Proxy Statement, which section is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(a) (2) The following Supplemental Schedule is included in this report:

All other schedules not listed above have been omitted as not applicable or because the required information is included in the Consolidated Financial Statements or in notes thereto.

(a) (3) See Subsection (b) below.

(b) Exhibits

Exhibit Number	Description of Exhibits
2.1	Separation Agreement, dated July 22, 2009, by and between Cardinal Health, Inc. and CareFusion Corporation (incorporated by reference to Exhibit 2.1 to Cardinal Health's Current Report on Form 8-K filed on July 22, 2009, File No. 1-11373).†
3.1	Amended and Restated Certificate of Incorporation of CareFusion Corporation (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on August 28, 2009, File No. 333-161611).
3.2	Amended and Restated By-Laws of CareFusion Corporation (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8 filed on August 28, 2009, File No. 333-161611).
4.1	Stockholder's and Registration Rights Agreement, dated August 31, 2009, by and between Cardinal Health, Inc. and CareFusion Corporation (incorporated by reference to Exhibit 10.4 to Cardinal Health's Current Report on Form 8-K filed on September 4, 2009, File No. 1-11373).
4.2	Registration Rights Agreement, dated July 21, 2009, among CareFusion Corporation, Deutsche Bank Securities Inc., Goldman, Sachs & Co. and UBS Securities LLC (incorporated by reference to Exhibit 4.1 to Cardinal Health's Current Report on Form 8-K filed on July 22, 2009, File No. 1-11373).
4.3	Indenture, dated July 21, 2009, between CareFusion Corporation and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.2 to Cardinal Health's Current Report on Form 8-K filed on July 22, 2009, File No. 1-11373).

Exhibit Number	Description of Exhibits
4.4	Supplemental Indenture, dated July 21, 2009, between CareFusion Corporation and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.3 to Cardinal Health's Current Report on Form 8-K filed on July 22, 2009, File No. 1-11373).
4.5	Second Supplemental Indenture, dated March 11, 2013, between CareFusion Corporation and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on March 11, 2013, File No. 1-34273).
4.6	Registration Rights Agreement, dated March 11, 2013, among CareFusion Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed on March, 11, 2013, File No. 1-34273).
10.1	Transition Services Agreement, dated August 31, 2009, by and between Cardinal Health, Inc. and CareFusion Corporation (incorporated by reference to Exhibit 10.2 to Cardinal Health's Current Report on Form 8-K filed on September 4, 2009, File No. 1-11373).
10.2	Tax Matters Agreement, dated August 31, 2009, by and between Cardinal Health, Inc. and CareFusion Corporation (incorporated by reference to Exhibit 10.3 to Cardinal Health's Current Report on Form 8-K filed on September 4, 2009, File No. 1-11373).
10.3	Employee Matters Agreement, dated August 31, 2009, by and between Cardinal Health, Inc. and CareFusion Corporation (incorporated by reference to Exhibit 10.1 to Cardinal Health's Current Report on Form 8-K filed on September 4, 2009, File No. 1-11373).
10.4	Form of Indemnification Agreement between CareFusion Corporation and individual directors (incorporated by reference to Exhibit 10.5 of Amendment No. 3 to the Company's Registration Statement on Form 10 filed on June 26, 2009, File No. 1-34273). #
10.5	Form of Indemnification Agreement between CareFusion Corporation and individual officers (incorporated by reference to Exhibit 10.6 of Amendment No. 3 to the Company's Registration Statement on Form 10 filed on June 26, 2009, File No. 1-34273). #
10.6	Form of Executive Officer Offer Letter (incorporated by reference to Exhibit 10.52 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.7	Form of Director Offer Letter (incorporated by reference to Exhibit 10.53 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.8	Purchase Agreement, dated July 14, 2009, among CareFusion Corporation, Deutsche Bank Securities Inc., Goldman, Sachs & Co. and UBS Securities LLC (incorporated by reference to Exhibit 10.1 to Cardinal Health's Current Report on Form 8-K filed on July 22, 2009, File No. 1-11373).
10.9	CareFusion Corporation 2009 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed on August 28, 2009, File No. 333-161615). #
10.10	Form of Nonqualified Stock Option Agreement under the CareFusion Corporation 2009 Long-Term Incentive Plan for employees of the Company (incorporated by reference to Exhibit 10.59 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.11	Form of Nonqualified Stock Option Agreement, as amended effective August 2012, under the CareFusion Corporation 2009 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on July 2, 2012, File No. 1-34273). #

Exhibit Number	Description of Exhibits
10.12	Form of Restricted Stock Units Agreement under the CareFusion Corporation 2009 Long-Term Incentive Plan for employees of the Company (incorporated by reference to Exhibit 10.61 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.13	Form of Performance Stock Units Agreement, as amended effective August 2012, under the CareFusion Corporation 2009 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed on July 2, 2012, File No. 1-34273). #
10.14	Form of Restricted Stock Units Agreement under the CareFusion Corporation 2009 Long-Term Incentive Plan, used in connection with fiscal year 2012 equity grants, for officers of the Company (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the year ended June 30, 2011 filed on August 9, 2011, File No. 1-34273) #
10.15	Form of Restricted Stock Units Agreement (Officers), as amended effective August 2012, under the CareFusion Corporation 2009 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K filed on July 2, 2012, File No. 1-34273). #
10.16	Form of Restricted Stock Units Agreement for Directors under the CareFusion Corporation 2009 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.62 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.17	Form of Restricted Stock Units Agreement (Directors), as amended effective August 2012, under the CareFusion Corporation 2009 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K filed on July 2, 2012, File No. 1-34273). #
10.18	Form of Restricted Stock Units Agreement (Multi-year vest), as amended effective August 2012, under the CareFusion Corporation 2009 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.5 to the Company's Current Report on Form 8-K filed on July 2, 2012, File No. 1-34273). #
10.19	Form of Restricted Stock Units Agreement (Cliff vest), as amended effective August 2012, under the CareFusion Corporation 2009 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.6 to the Company's Current Report on Form 8-K filed on July 2, 2012, File No. 1-34273). #
10.20	Form of terms and conditions applicable to nonqualified stock options under the CareFusion Corporation 2009 Long-Term Incentive Plan for employees of the Company (adjusted in connection with the separation) (incorporated by reference to Exhibit 10.63 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.21	Form of terms and conditions applicable to restricted share units under the CareFusion Corporation 2009 Long-Term Incentive Plan for employees of the Company (adjusted in connection with the separation) (incorporated by reference to Exhibit 10.64 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.22	Form of terms and conditions applicable to restricted shares under the CareFusion Corporation 2009 Long-Term Incentive Plan for employees of the Company (adjusted in connection with the separation) (incorporated by reference to Exhibit 10.65 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.23	Form of terms and conditions applicable to nonqualified stock options under the CareFusion Corporation 2009 Long-Term Incentive Plan for employees of Cardinal Health, Inc. (adjusted in connection with the separation) (incorporated by reference to Exhibit 10.66 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273).#

Exhibit Number	Description of Exhibits
10.24	Form of terms and conditions applicable to restricted share units under the CareFusion Corporation 2009 Long-Term Incentive Plan for employees of Cardinal Health, Inc. (adjusted in connection with the separation) (incorporated by reference to Exhibit 10.67 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.25	Form of terms and conditions applicable to restricted shares under the CareFusion Corporation 2009 Long-Term Incentive Plan for employees of Cardinal Health, Inc. (adjusted in connection with the separation) (incorporated by reference to Exhibit 10.68 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.26	Form of terms and conditions applicable to restricted share units under the CareFusion Corporation 2009 Long-Term Incentive Plan for directors of Cardinal Health, Inc. (adjusted in connection with the separation) (incorporated by reference to Exhibit 10.69 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.27	Form of terms and conditions applicable to nonqualified stock options under the CareFusion Corporation 2009 Long-Term Incentive Plan for directors of Cardinal Health, Inc. (adjusted in connection with the separation) (incorporated by reference to Exhibit 10.70 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.28	CareFusion Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed on August 28, 2009, File No. 333-161611). #
10.29	CareFusion Corporation Management Incentive Plan (as amended and restated effective as of July 1, 2010) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 8, 2010, File No. 1-34273). #
10.30	CareFusion Corporation Severance Plan, as amended and restated effective July 1, 2012 (incorporated by reference to Exhibit 99.7 to the Company's Current Report on Form 8-K filed on July 2, 2012, File No. 1-34273). #
10.31	CareFusion Corporation Executive Change in Control Severance Plan, as amended and restated effective July 1, 2012 (incorporated by reference to Exhibit 99.9 to the Company's Current Report on Form 8-K filed on July 2, 2012, File No. 1-34273). #
10.32	CareFusion Corporation Executive Severance Guidelines, as amended and restated effective July 1, 2012 (incorporated by reference to Exhibit 99.8 to the Company's Current Report on Form 8-K filed on July 2, 2012, File No. 1-34273). #
10.33	Offer Letter dated as of November 29, 2010, with James Hinrichs (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed on December 1, 2010, File No. 1-34273). #
10.34	Employment Agreement dated as of January 29, 2011, with Kieran T. Gallahue (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed on February 1, 2011, File No. 1-34273). #
10.35	Credit Agreement, dated as of July 6, 2011, among CareFusion Corporation, JPMorgan Chase Bank, N.A., as administrative agent and swing line lender, Bank of America, N.A., as syndication agent, the other lenders party thereto and J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arrangers and joint book managers (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 6, 2011, File No. 1-34273).

Exhibit Number	Description of Exhibits
10.36	Form of Aircraft Time Sharing Agreement that may be entered into from time to time with certain of our executive officers. #*
21.1	Subsidiaries of CareFusion Corporation.*
23.1	Consent of Independent Registered Public Accounting Firm.*
24.1	Powers of Attorney (included on the signature page).*
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
32.1	Certifications pursuant to 18 U.S.C. Section 1350. *
99.1	Amended Consent Decree for Condemnation and Permanent Injunction (incorporated by reference to Exhibit 99.2 of the Company's Registration Statement on Form 10 filed on March 31, 2009, File No. 1-34273).
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

* Filed herewith.
# Indicates management contract or compensatory plan.
† The schedules and exhibits to the Separation Agreement have been omitted. A copy of any omitted schedule or exhibit will be furnished to the Securities and Exchange Commission supplementally upon request.

(c) Financial Statement Schedules

The following financial statement schedule is filed as part of this Annual Report on Form 10-K:

Schedule Number	Description
II	Valuation and Qualifying Accounts

CAREFUSION CORPORATION

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(in millions)	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Fiscal Year 2013:					
Accounts Receivable	$15	$ 8	$ 1	$ (9)	$15
Inventory Reserve	38	14	1	(9)	44
Net Investment in Sales-Type Leases	10	(1)	—	(2)	7
	$63	$21	$ 2	$(20)	$66
Fiscal Year 2012:					
Accounts Receivable	$13	$ 6	$—	$ (4)	$15
Inventory Reserve	40	9	—	(11)	38
Net Investment in Sales-Type Leases	9	2	1	(2)	10
	$62	$17	$ 1	$(17)	$63
Fiscal Year 2011:					
Accounts Receivable	$ 9	$ 6	$ 1	$ (3)	$13
Inventory Reserve	45	5	1	(11)	40
Net Investment in Sales-Type Leases	8	1	—	—	9
	$62	$12	$ 2	$(14)	$62

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 9, 2013.

CAREFUSION CORPORATION

By: **/s/ Kieran T. Gallahue**
Kieran T. Gallahue,
Chairman and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James F. Hinrichs and Joan B. Stafslien, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this report, and to file the same, with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Kieran T. Gallahue **Kieran T. Gallahue**	Chairman and Chief Executive Officer and Director (principal executive officer)	August 9, 2013
/s/ James F. Hinrichs **James F. Hinrichs**	Chief Financial Officer (principal financial officer)	August 9, 2013
/s/ Jean Maschal **Jean Maschal**	Senior Vice President, Controller and Chief Accounting Officer (principal accounting officer)	August 9, 2013
/s/ Philip L. Francis **Philip L. Francis**	Director	August 9, 2013
/s/ Robert F. Friel **Robert F. Friel**	Director	August 9, 2013
/s/ Jacqueline B. Kosecoff **Jacqueline B. Kosecoff, Ph.D.**	Director	August 9, 2013
/s/ J. Michael Losh **J. Michael Losh**	Presiding Director	August 9, 2013
/s/ Gregory T. Lucier **Gregory T. Lucier**	Director	August 9, 2013
/s/ Edward D. Miller **Edward D. Miller, M.D.**	Director	August 9, 2013
/s/ Michael D. O'Halleran **Michael D. O'Halleran**	Director	August 9, 2013
/s/ Robert P. Wayman **Robert P. Wayman**	Director	August 9, 2013

Corporate and investor information

Company headquarters

CareFusion Corporation
3750 Torrey View Court
San Diego, CA 92130
858.617.2000
carefusion.com

Common stock

CareFusion common stock is listed on the New York Stock Exchange under the ticker symbol "CFN," and is a component of the Standard & Poor's 500 Index. As of September 9, 2013, CareFusion had approximately 12,138 stockholders of record.

Independent registered public accounting firm

PricewaterhouseCoopers LLP

Financial information

Available information includes historical stock information, research analyst coverage, financial statements, recent company presentations, SEC filings, corporate governance information and board committee charters. This information—including the CareFusion Annual Report, Forms 10-K, 10-Q, 8-K and other published corporate literature—is also available without charge upon written request to the Investor Relations department at the company headquarters, or by calling Investor Relations at 858.617.4621.

CareFusion uses its website as a channel of distribution for material company information. Important information, including news releases, analyst presentations and financial information regarding CareFusion is routinely posted on and accessible on the Investors page at carefusion.com. In addition, the CareFusion website allows investors and other interested persons to sign up to automatically receive email alerts when the company posts news releases, SEC filings and certain other information on its website.

For other investor inquiries, call 858.617.4621 or email ir@carefusion.com.

Transfer agent and registrar

Stockholders with inquiries regarding address corrections or changes in registered ownership should contact the CareFusion stock transfer agent:

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
866.290.4390
computershare.com

Annual meeting

The annual meeting of CareFusion stockholders will be held on Wednesday, November 6, 2013, at 8:30 a.m. *(Pacific Standard Time)* at CareFusion headquarters.

Officer certifications

CareFusion has filed as exhibits to its Annual Report on Form 10-K for the fiscal year ended June 30, 2013, the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act. The Company has also submitted the required annual Chief Executive Officer certification to the New York Stock Exchange.

Important notice regarding forward-looking statements

This annual report contains forward-looking statements addressing expectations, prospects, estimates and other matters that are dependent upon future events or developments. The matters discussed in these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in the CareFusion Form 10-K, Form 10-Q and Form 8-K reports (including all amendments to those reports) and exhibits to those reports, and include *(but are not limited to)* the following: we may be unable to effectively enhance our existing products or introduce and market new products or may fail to keep pace with advances in technology; we are subject to complex and costly regulation; cost containment efforts of our customers, purchasing groups, third-party payers and governmental organizations could adversely affect our sales and profitability; current economic conditions have and may continue to adversely affect our results of operations and financial condition; we may be unable to realize any benefit from our cost reduction and restructuring efforts and our profitability may be hurt or our business otherwise might be adversely affected; we may be unable to protect our intellectual property rights or may infringe on the intellectual property rights of others; defects or failures associated with our products and/or our quality system could lead to the filing of adverse event reports, recalls or safety alerts and negative publicity and could subject us to regulatory actions; and we are currently operating under an amended consent decree with the FDA and our failure to comply with the requirements of the amended consent decree may have an adverse effect on our business. Except to the limited extent required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



CareFusion
San Diego, CA

carefusion.com


CareFusion